Exhibit 99.5

Gold Fields and IAMGold: Technical Report

Project No. 4896

The Konttijarvi, Ahmavaara, and SK deposits, Finland

October 2004

Prepared by	Ian M Glacken
MSc, FAusIMM(CP), CEng,
Group Manager - Resources
Reviewed by	Justin P Osborne
MAusIMM
Project Manager Geology – Gold Fields Arctic Platinum Oy

Office Locations

Perth
87 Colin Street
West Perth WA 6005

PO Box 77
West Perth WA 6872
AUSTRALIA

Tel: +61 8 9481 6690
Fax: +61 8 9322 2576
ABN 99 085 319 562
perth@snowdengroup.com

Brisbane
Level 5, 82 Eagle Street
Brisbane QLD 4000

PO Box 2207
Brisbane QLD 4001
AUSTRALIA

Tel: +61 7 3231 3800
Fax: +61 7 3211 9815
ABN 99 085 319 562
brisbane@snowdengroup.com

Vancouver
Suite 720
1090 West Pender Street
Vancouver BC V6E 2N7
CANADA

Tel: +1 604 683 7645
Fax: +1 604 683 7929
Reg No. 557150
vancouver@snowdengroup.com

Johannesburg
Technology House
Greenacres Park
Victory and Rustenburg Roads
Victory Park
Johannesburg 2121
SOUTH AFRICA

PO Box 2613
Parklands 2121
SOUTH AFRICA

Tel: + 27 11 782 2379
Fax: + 27 11 782 2396
Reg No. 1998/023556/07
johannesburg@snowdengroup.com

Internet
http://www.snowdengroup.com

This report has been prepared by Snowden Mining Industry Consultants (‘Snowden’) on behalf of Gold Fields and IAMGold.

© 2004

All rights are reserved. No part of this document may be reproduced, stored in a retrieval system, or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Snowden.

Issued by: Perth Office

Doc Ref: ni43-101 app_011104_final.doc

Print Date: 3 November 2004

Number of copies

Snowden:1

Gold Fields and IAMGold: 2

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

1	Summary

2	Introduction and Terms of Reference

3	Disclaimer

4	Property Description and Location
	4.1	Location of the project area
	4.2	Tenement details and expenditure obligations
	4.3	Location of mineralisation
	4.4	Location of mine workings
	4.5	Environmental obligations
	4.6	Permitting

5	Accessibility, Climate, and Physiography
	5.1	Accessibility
	5.2	Physiography
		5.2.1	Climate and Vegetation
		5.2.2	Topography
		5.2.3	Weathering
		5.2.4	Groundwater

6	History of exploration
	6.1	Early exploration
	6.2	Konttijärvi
	6.3	Ahmavaara
	6.4	APP - GFAP Activity
	6.5	Historical Mineral Resource Estimates
	6.6	Production

7	Geological Setting
	7.1	General geological setting
	7.2	Regional Geology
	7.3	Konttijärvi – local geology
		7.3.1	Overburden
		7.3.2	Hangingwall
		7.3.3	Peridotite Marker
		7.3.4	Konttijärvi Pyroxenite
		7.3.5	Marginal Series Gabbro
		7.3.6	Transition zone
		7.3.7	Basement
		7.3.8	Portimo dykes
	7.4	Ahmavaara – local geology
		7.4.1	Overburden
		7.4.2	Hangingwall
		7.4.3	Upper Peridotite

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

		7.4.4	Peridotite Marker
		7.4.5	Ahmavaara Pyroxenite
		7.4.6	Marginal Upper Gabbro
		7.4.7	Marginal Central Microgabbro
		7.4.8	Marginal Lower Gabbro
		7.4.9	Basement
		7.4.10	Basement Xenoliths
	7.5	SK geology

8	Mineralisation
	8.1	Overview and base metal sulphides
	8.2	Platinum group minerals
	8.3	SK mineralisation

9	Exploration
	9.1	Introduction
	9.2	Geological Research
	9.3	Other exploration
		9.3.1	Ground Penetrating Radar (GPR)
		9.3.2	Aerial Photography
		9.3.3	Induced Polarization (IP) Surveying
		9.3.4	Gravity Surveying
		9.3.5	Ground Magnetic Surveying
		9.3.6	Very Low Frequency EM (VLF) Surveying
		9.3.7	Other Surveying
		9.3.8	Airborne Geophysical Surveying
	9.4	Data quality

10	Drilling
	10.1	Downhole geophysics
		10.1.1	History
		10.1.2	Magnetic Susceptibility
		10.1.3	Density
		10.1.4	Resistivity
	10.2	Diamond drilling
		10.2.1	Drilling Techniques
		10.2.2	Drillhole Diameters

11	Sampling Method and Approach
	11.1	Introduction
	11.2	Drilling Density – Konttijärvi
	11.3	Drilling density – Ahmavaara
	11.4	Drilling density – SK deposits
	11.5	Drill core recovery
	11.6	Downhole Deviation Surveys
	11.7	Core orientation

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

	11.8	Drillhole database

12	Sample Preparation, Analysis, and Security
	12.1	Core management
	12.2	Bulk density determination
		12.2.1	Introduction
		12.2.2	Historical Measurements
		12.2.3	Density Determination Procedure
	12.3	Assay QA-QC
		12.3.1	Current Practice
		12.3.2	2003 review – Smee and Associates
		12.3.3	Snowden analysis of GFAP QA-QC data – 2002 and 2004
	12.4	Sample security

13	Data Verification

14	Metallurgical Test Work

15	Mineral Resource Estimate
	15.1	Summary tabulation of Mineral Resources
		15.1.1	Konttijärvi and Ahmavaara
		15.1.2	SK Reefs
		15.1.3	Total Arctic Platinum Resource
	15.2	Konttijärvi estimate
		15.2.1	Overview
		15.2.2	Drillhole data supplied
		15.2.3	Geological model
		15.2.4	Unfolding
		15.2.5	Domain definition, statistical and geostatistical analysis
		15.2.6	Grade estimation
		15.2.7	Resource classification
	15.3	Ahmavaara estimate
		15.3.1	Overview
		15.3.2	Drillhole data supplied
		15.3.3	Geological model
		15.3.4	Unfolding
		15.3.5	Domain definition, statistical, and geostatistical analysis
		15.3.6	Grade estimation
		15.3.7	Resource classification
	15.4	SK horizon resource estimates
		15.4.1	Nutturalampi and Siika-Kama estimates
		15.4.2	Resource classification Siika Kama and Nutturalampi
		15.4.3	Kuohunki resource estimate

16	References

17	Signatures and Certificates

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

17.1	Ian Glacken
17.2	Paul Blackney
17.3	Elizabeth Haren
17.4	Shaun Hackett
17.5	Alex Trueman
17.6	Michael Harley
17.7	Justin Osborne

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Tables
Table 4.1	Gold Fields Arctic Platinum Tenement List – Mining Licences and Mining Licence Applications
Table 4.2	Gold Fields Arctic Platinum Tenement List – Claims
Table 5.1	General Climatic Data for the Suhanko and Narkaus Project Areas (Lycopodium, 2002)
Table 6.1	GFAP drilling since inception to June 2004
Table 11.1	Konttijärvi GFAP Diamond Drilling Core Recovery Statistics
Table 11.2	Ahmavaara GFAP Diamond Drilling Core Recovery Statistics
Table 11.3	Ahmavaara Outokumpu Diamond Drilling Core Recovery Statistics
Table 11.4	Downhole Deviation Survey Statistics – Suhanko and SK deposits
Table 12.1	Comparison between total 2001 and 2000 bulk density values, Konttijärvi
Table 12.2	Comparison Between Bulk Density Results Derived From Different Measurement Techniques
Table 14.1	Summary Details of Metallurgical Test Work completed since 2000
Table 15.1	2004 Tabulation of Suhanko resources and comparison with 2003
Table 15.2	2004 Tabulation of SK resources and comparison with 2003
Table 15.3	2004 Tabulation of Total Arctic Platinum comparison with 2003
Table 15.4	Estimation domains selected for Konttijärvi by code (MINCODE)
Table 15.5	Bulk density values applied per domain in the 2004 Konttijärvi model
Table 15.6	Criteria used for resource classification, 2004 Konttijärvi resource estimate
Table 15.7	Mineralisation domains used in the 2004 Ahmavaara estimate
Table 15.8	Density values used for resource model, 2004 and 2003

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figures
Figure 4.1	Location of the GFAP Suhanko and Narkaus projects and tenement holdings
Figure 4.2	Suhanko area geology and location of deposits
Figure 4.3	Suhanko area plan showing location of trial mine areas
Figure 4.4	Possible Suhanko Project Site Plan submitted with Environmental Permit Application, North to top of page
Figure 7.1	Regional geology of the Suhanko and Narkaus Projects
Figure 7.2	Outline of Subcrop Mineralisation and drill hole collars - Konttijärvi
Figure 7.3	Cross section Konttijärvi showing Fault Blocks
Figure 7.4	Outline of Subcrop Mineralisation and drill hole collars - Ahmavaara
Figure 7.5	Cross section Ahmavaara
Figure 7.6	Konttijärvi Stratigraphic Column
Figure 7.7	Ahmavaara Stratigraphic Column
Figure 7.8	General geology and location of the Narkaus intrusion
Figure 7.9	Local geology of the Narkaus intrusion, Kilvenjarvi block
Figure 11.1	Konttijärvi drill status plan – July 2004, North to top of page
Figure 11.2	Ahmavaara drill status plan, 200 m grid for scale – July 2004
Figure 11.3	Siika Kama drill status plan, 250 m grid for scale – July 2004
Figure 11.4	Kuohunki drill status plan, 250 m grid for scale – July 2004
Figure 11.5	Nutturalampi drill status plan, 250m grid for scale – July 2004
Figure 12.1	Core management flowchart and illustration of procedures
Figure 12.2	GFAP current core sampling protocol
Figure 15.1	Plan view of Konttijärvi interpretation showing fault blocks
Figure 15.2	South-north section on 30,520 mE through Ahmavaara panel model
Figure 15.3	Tonnage-grade curve comparison of panel model with UC model and global change of support, domain 201.1
Figure 15.4	Summary of resource classification scheme, Ahmavaara

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

1                                         Summary

Gold Fields Arctic Platinum (‘GFAP’) is exploring and developing the Konttijärvi, Ahmavaara, and Narkaus (SK horizon) deposits in the Rovaniemi region, northern Finland. As part of the formation of Gold Fields International (‘GFI’) from the non-South African assets of Gold Fields and the assets of IAMGold, an independent technical report for the Konttijärvi, Ahmavaara, and SK deposits has been compiled. This report has been jointly commissioned by Gold Fields and IAMGold.

The Konttijärvi and Ahmavaara deposits form part of the Suhanko project, and the SK and footwall horizons at the Kuohunki, Nutturalampi, and Siika Kama deposits are termed, along with other prospects, the Narkaus project. Both the Suhanko and Narkaus projects were discovered by Outokumpu Oy, who then formed a joint venture with Gold Fields (the Arctic Platinum Project) before Gold Fields elected to acquire 100% of the project in September 2003.

Both the Suhanko and Narkaus projects comprise PGE, gold, copper and nickel mineralisation hosted in various blocks of the Portimo complex, a Palaeoproterozoic layered intrusion. Mineralisation is hosted both in magmatic and in hydrothermal/structural settings in the various deposits.

GFAP and its precursor companies have carried out substantial amounts of drilling at both the Suhanko and Narkaus projects. This is predominantly diamond drilling, and has been subject to rigorous collar and downhole survey control. In addition to drilling, the project areas have been explored by a large number of traditional geophysical and geochemical techniques.

GFAP has state of the art core processing facilities in Rovaniemi. Assays are submitted primarily to the GTK (Finnish Geological Survey) laboratory in Rovaniemi, with the Genalysis laboratory in Perth, Western Australia, acting as an umpire laboratory. QAQC analysis and review carried out by both Smee and Associates and by Snowden Mining Industry Consultants (‘Snowden’) reveals that there are no material issues with GFAP QAQC which would affect resource estimation.

A number of Mineral Resource estimates, classified to NI 43-101 standards, have been carried out. The most recent for Konttijärvi and Ahmavaara were done in 2004 by Snowden, based upon geological models created by GFAP. A Mineral Resource estimate of the Kuohunki prospect, Narkaus, was carried out by Steffen, Robertson, and Kirsten in June 2004, and the Mineral Resource estimates for the Nutturalampi and Siika Kama prospects were carried out by Snowden in 2002 and 2003 respectively.

As of October 2004, the combined Measured and Indicated (M&I) Mineral Resource for the Suhanko deposits, at a cut-off of 1 g/t 2PGE+Au, was 86.6 Mt at a grade of 2.06 g/t 2PGE+Au, 0.24% Cu, and 0.09% Ni. The combined M&I Mineral Resource for the SK Horizons, above a cut-off of 1 g/t 2PGE+Au above100 m depth and above a cut-off of 2 g/t 2PGE+Au below 100 m depth was 6.1 Mt at 3.56 g/t 2PGE+Au, 0.1% Cu, and 0.10% Ni. Additional Inferred resources are reported at Suhanko (32.4 Mt at 1.73 g/t 2PGE+Au, 0.21% Cu, 0.07% Ni) and SK Reefs (43.3 Mt at 3.14 g/t 2PGE+Au, 0.1% Cu, 0.08% Ni). GFAP is currently undergoing a study to examine the feasibility of mining the mineralisation at Konttijärvi and Ahmavaara.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

2                                         Introduction and Terms of Reference

The non - South African assets of Gold Fields Limited are being merged with the assets of IAMGold Corporation to form a new venture, Gold Fields International (‘GFI’). This merged entity will be listed on the Toronto Stock Exchange (‘TSE’). Those Gold Fields assets which are being incorporated into the GFI entity are to be reported on the TSE for the first time, and as such are subject to the regulatoryframework laid out in National Instrument 43-101 (‘NI 43-101’), which is administered by the Canadian Securities Association (‘CSA’). One of therequirements of NI 43-101 is that any issuer disclosing Mineral Resources on a property material to the issuer for the first time must generate an independent technical report covering those resources. This independent technical report has therefore been jointly commissioned by Gold Fields Limited and IAMGold Corporation.

One of the Gold Fields properties which forms part of the GFI portfolio is the Gold Fields Arctic Platinum Project (‘GFAP’) in Finland. Gold Fields has reported Mineral Resources on this property in 2003 and an updated Mineral Resource statement will soon be issued by GFI. GFI has commissioned Snowden Mining Industry Consultants (‘Snowden’) to produce an independent technical report on three of the properties which form the Arctic Platinum Project, namely the Konttijärvi, Ahmavaara, and SK platinum group elements (‘PGE’) – nickel – copper deposits at Suhanko and Narkaus in northern Finland. This report compiles information generated by a number of parties, including GFAP, Snowden, Steffen, Robertson, and Kirsten (‘SRK’), and other technical experts. The report has been produced by Ian Glacken, Group Manager–Resources of Snowden, who is deemed to be an independent Qualified Person (‘QP’) under the definitions set out in NI 43-101, and who takes responsibility for the information set out below.

Mr Glacken visited the Konttijärvi and Ahmavaara properties between the 16th and 21st September, 2004, and in addition to carrying out geological site visits, reviewed the geological models, data capture and processing, sample preparation, and quality assurance and security procedures established by GFAP. Dr Mike Harley of SRK, who is responsible for the resource estimate at the Kuohunki deposit (which forms the majority of the SK resource), has made a site visit to that property during 2004.

This report compiles and summarises the following sources of information with respect to the Konttijärvi and Ahmavaara deposits, with responsibility as noted:

•                  exploration – GFAP;

•                  assay quality assurance review and reporting – GFAP, Barry Smee (Smee and Associates Consulting Limited), and Snowden;

•                  geological modelling and interpretation – GFAP, other independent individuals, and Snowden;

•                  data verification – Snowden; and

•                  mineral resource estimation – GFAP, SRK and Snowden.

At the time of compilation of the report (October 2004), GFAP (and its consultants) was carrying out a feasibility study on the Konttijärvi and Ahmavaara deposits, addressing mineral resources, mineral reserves, mine design and scheduling, processing, and project engineering and infrastructure. Since this is incomplete and no mineral reserves have yet been defined or reported, the report is limited to descriptions of the mineral resources and supporting information. All mineral resources reported below comply fully with the standards set out in NI 43-101 and the associated CIM guidelines, which have been adopted by the CSA and the TSE.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

3                                         Disclaimer

Snowden has reviewed and analysed data provided by GFAP, its consultants, and previous owners of the Konttijärvi, Ahmavaara and SK properties, in addition to Snowden’s own direct field examination of the properties. The PGE-Cu-Ni mineralisation at Konttijärvi and Ahmavaara is visible both in trial excavations and in drill core, and is substantiated by drill core assays. Moreover, the presence of PGE, copper, and nickel mineralisation has been confirmed by the results of processing of the trial mining parcels of ore. Although Snowden has not itself carried out independent exploration or check sampling of the mineralisation, Snowden has visited both the primary and the umpire laboratories used by GFAP for assaying and quality control of the mineralisation, and is happy that there is sufficient custody and security of data such that the results reported by GFAP are valid. Independent sampling of Konttijärvi, Ahmavaara, and SK mineralisation has been carried out by other GFAP consultants for the purposes of metallurgical and geomechanical testing, and Snowden has no reason to doubt the veracity of their results. Thus, while exercising all reasonable due diligence in checking and confirming the data, Snowden has relied upon the information supplied by GFAP in formulating its opinion.

In a similar manner, Snowden has not independently verified the legal status of the ownership of the GFAP leases, but believes the statements and the evidence of ownership shown by GFAP to be accurate.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

4                                         Property Description and Location

4.1                               Location of the project area

The Suhanko project, which contains the Konttijärvi and Ahmavaara deposits, is situated in Northern Finland, as shown in Figure 4.1. Gold Fields acquired 100% of this project on September 10, 2003, by purchasing Outokumpu’s 49% share of the Arctic Platinum Partnership for US$ 31.0 million. The full history of the project is provided in Section 6. It is intended that the entire project will be incorporated into the assets of GFI. The Suhanko project is one of a number of project areas within the GFAP area of interest, but that which has the most advanced exploration.  The other project which has a reported mineral resource estimate is the Narkaus project, which contains the SK deposits of Kuohunki, Nutturalampi, and Siika-Kama upon which a mineral resource to NI 43-101 standards has been reported.

Figure 4.1               Location of the GFAP Suhanko and Narkaus projects and tenement holdings

4.2                               Tenement details and expenditure obligations

The geographic distribution of GFAP tenements is shown in Figure 4.1, and details listed in Tables 4.1 and 4.2. Currently the company holds three mining licences (concessions) with a total area of 110.8 hectares and has submitted one mining licence application for a total area of 4,420.5 hectares, which secures the entire Suhanko project area. GFAP holds 341 claims with a total area of 30,448.4 hectares, out of which 66 claims (6,176.8 hectares) are under joint venture agreement with South Atlantic Resources Ltd. The validities for these claims range from 27 March 2005 to 20 August 2008 with an option to apply for a three-year extension, otherwise they will remain valid because of the Suhanko mining licence application.  GFAP has also eight reservations for claim which cover an area of 7015 hectares. All properties have been legally surveyed, using the UTM Finnish KKJ Zone 3 gird.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

For the claim rights GFAP must pay annual claim compensations to the private landowners and annual claim fees to the State as per surface area each calendar year.  The total annual amount for current claim cover is €511,643.05. For the current mining concession rights GFAP must pay annual concession fees to landowners, which amount a total of €2,216.60. Payments relating to the applied Suhanko mining district will become determined in the execution of the concession during the first half of 2005 and will depend on extent of the land acquisition and on mining fee to be agreed on.

Table 4.1                      Gold Fields Arctic Platinum Tenement List – Mining Licences and Mining Licence Applications

Licence name	Licence No.	Project	Date applied	Valid until	Status	Area (ha)	Comments
Konttijärvi	4691/1a	Suhanko	24/09/1996	8/10/2006	Valid	56.40	Extension time granted 15.01.2002
Kilvenjärvi	3556/1a	Narkaus	28/11/1991	28/11/2006	Valid	20.21
Sompuoja	4689/1a	Penikat	8/10/1996	8/10/2006	Valid	34.22
Konttijärvi- Ahmavaara		Suhanko	23/04/2001	31/05/2004	Application	6105.85
Totals:	3 valid mining licences					110.83	ha - annual cost EUR 2,217
		1 mining licence application (= Konttijärvi licence extension)				6105.85	ha

Table 4.2                      Gold Fields Arctic Platinum Tenement List – Claims

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Ahma 1	7022/1	Suhanko	18/04/2000	18/04/2005	Valid	83.10	Covered by APP mining licence applic.
Ahma 2	7022/2	Suhanko	18/04/2000	18/04/2005	Valid	95.40	Covered by APP mining licence applic.
Ahma 3	7022/3	Suhanko	18/04/2000	18/04/2005	Valid	74.30	Covered by APP mining licence applic.
Ahma 4	7022/4	Suhanko	18/04/2000	18/04/2005	Valid	99.60	Covered by APP mining licence applic.
Ahma 5	7022/5	Suhanko	18/04/2000	18/04/2005	Valid	94.80	Covered by APP mining licence applic.
Ahma 6	7022/6	Suhanko	18/04/2000	18/04/2005	Valid	54.10	Covered by APP mining licence applic.
Ahma 7	7022/7	Suhanko	18/04/2000	18/04/2005	Valid	95.10	Covered by APP mining licence applic.
Ahma 8	7022/8	Suhanko	18/04/2000	18/04/2005	Valid	89.50	Covered by APP mining licence applic.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Kilkka 1	6998/1	Penikat	27/03/2000	27/03/2005	Valid	94.90
Kilkka 2	6998/2	Penikat	27/03/2000	27/03/2005	Valid	92.20
Kontti 1	7107/1	Suhanko	15/11/2000	15/11/2005	Valid	82.70	Covered by APP mining licence applic.
Kontti 2	7107/2	Suhanko	15/11/2000	15/11/2005	Valid	86.00	Covered by APP mining licence applic.
KPP 100	7201/8	Narkaus E	4/09/2001	4/09/2006	Valid	99.7
KPP 101	7201/9	Narkaus E	4/09/2001	4/09/2006	Valid	98.9
KPP 104	7201/12	Narkaus E	4/09/2001	4/09/2006	Valid	99.0
KPP 107	7201/15	Narkaus E	4/09/2001	4/09/2006	Valid	87.4
KPP 110	7201/18	Narkaus E	4/09/2001	4/09/2006	Valid	99.9
KPP 114	7202/4	Narkaus E	4/09/2001	4/09/2006	Valid	100.0
KPP 116	7202/6	Narkaus E	4/09/2001	4/09/2006	Valid	99.4
KPP 117	7202/7	Narkaus E	4/09/2001	4/09/2006	Valid	99.9
KPP 119	7202/9	Narkaus E	4/09/2001	4/09/2006	Valid	98.8
KPP 120	7202/10	Narkaus E	4/09/2001	4/09/2006	Valid	82.7
KPP 122	7202/12	Narkaus E	4/09/2001	4/09/2006	Valid	100.0
KPP 123	7202/13	Narkaus E	4/09/2001	4/09/2006	Valid	60.3
KPP 125	7202/15	Narkaus E	4/09/2001	4/09/2006	Valid	99.8
KPP 168	7213/3	Konttijärvi W	10/08/2001	10/08/2006	Valid	97.1
KPP 169	7213/4	Konttijärvi W	10/08/2001	10/08/2006	Valid	100.0
KPP 170	7213/5	Konttijärvi W	10/08/2001	10/08/2006	Valid	99.5
KPP 171	7213/6	Konttijärvi W	10/08/2001	10/08/2006	Valid	96.9
KPP 172	7213/7	Konttijärvi W	10/08/2001	10/08/2006	Valid	99.6
KPP 173	7213/8	Konttijärvi W	10/08/2001	10/08/2006	Valid	98.7
KPP 176	7213/11	Konttijärvi W	10/08/2001	10/08/2006	Valid	98.6
KPP 177	7213/12	Konttijärvi W	10/08/2001	10/08/2006	Valid	97.2
KPP 178	7213/13	Konttijärvi W	10/08/2001	10/08/2006	Valid	96.2
KPP 179	7213/14	Konttijärvi W	10/08/2001	10/08/2006	Valid	98.5
KPP 180	7213/15	Konttijärvi W	10/08/2001	10/08/2006	Valid	97.5

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
KPP 181	7214/1	Konttijärvi W	10/08/2001	10/08/2006	Valid	99.5
KPP 182	7214/2	Konttijärvi W	10/08/2001	10/08/2006	Valid	99.4
KPP 187	7214/7	Konttijärvi W	10/08/2001	10/08/2006	Valid	100.0
KPP 188	7214/8	KonttijärviW	10/08/2001	10/06/2006	Valid	99.3
KPP 189	7214/9	Konttijärvi W	10/08/2001	10/08/2006	Valid	100.0
KPP 190	7214/10	Konttijärvi W	10/08/2001	10/08/2006	Valid	97.4
KPP 191	7214/11	Konttijärvi W	10/08/2001	10/08/2006	Valid	97.0
KPP 195	7215/2	Konttijärvi W	10/08/2001	30/11/2002	Valid	99.4	Partly under APP mining licence applic.
KPP 196	7215/3	Konttijärvi W	10/08/2001	30/11/2002	Valid	92.3	Partly under APP mining licence applic.
KPP 197	7215/4	Konttijärvi W	10/08/2001	30/11/2002	Valid	68.3	Covered by APP mining licence applic.
KPP 198	7215/5	Konttijärvi W	10/08/2001	30/11/2002	Valid	94.4	Partly under APP mining licence applic.
KPP 199	7215/6	Konttijärvi W	10/08/2001	30/11/2002	Valid	33.5	Covered by APP mining licence applic.
KPP 200	7215/7	Konttijärvi W	10/08/2001	30/11/2002	Valid	95.6	Covered by APP mining licence applic.
KPP 38	7197/1	Suhanko N	28/08/2001	28/08/2006	Valid	90.5
KPP 39	7197/2	Suhanko N	28/08/2001	28/08/2006	Valid	97.8
KPP 40	7197/3	Suhanko N	28/08/2001	28/08/2006	Valid	98.3
KPP 60	7198/3	Suhanko N	28/08/2001	28/08/2006	Valid	72.2
KPP 61	7198/4	Suhanko N	28/08/2001	28/08/2006	Valid	79.5
KPP 71	7199/6	Konttijärvi W	10/08/2001	30/11/2002	Valid	86.9	Covered by APP mining licence applic.
KPP 72	7199/7	Konttijärvi W	10/08/2001	30/11/2002	Valid	95.6	Covered by APP mining licence applic.
KPP 73	7199/8	Konttijärvi W	10/08/2001	30/11/2002	Valid	82.7	Covered by APP mining licence applic.
KPP 74	7199/9	Konttijärvi W	10/08/2001	30/11/2002	Valid	95.0	Covered by APP mining licence applic.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
KPP 75	7199/10	Konttijärvi W	10/08/2001	30/11/2002	Valid	86.9	Covered by APP mining licence applic.
KPP 76	7200/1	Narkaus E	28/08/2001	28/08/2006	Valid	97.6
KPP 77	7200/2	Narkaus E	28/08/2001	28/08/2006	Valid	99.0
KPP 78	7200/3	Narkaus E	28/08/2001	28/08/2006	Valid	99.2
KPP 79	7200/4	Narkaus E	28/08/2001	28/08/2006	Valid	99.0
KPP 80	7200/5	Narkaus E	28/08/2001	28/08/2006	Valid	64.3
KPP 81	7200/6	Narkaus E	28/08/2001	28/08/2006	Valid	98.0
KPP 82	7200/7	Narkaus E	28/08/2001	28/08/2006	Valid	99.8
KPP 83	7200/8	Narkaus E	28/08/2001	28/08/2006	Valid	99.7
KPP 84	7200/9	Narkaus E	28/08/2001	28/08/2006	Valid	99.6
KPP 85	7200/10	Narkaus E	28/08/2001	28/08/2006	Valid	93.6
KPP 86	7200/11	Narkaus E	28/08/2001	28/08/2006	Valid	98.6
KPP 87	7200/12	Narkaus E	28/08/2001	28/08/2006	Valid	99.9
KPP 90	7200/15	Narkaus E	28/08/2001	28/08/2006	Valid	99.8
KPP 91	7200/16	Narkaus E	28/08/2001	28/08/2006	Valid	99.8
KPP 92	7200/17	Narkaus E	28/08/2001	28/08/2006	Valid	87.0
KPP 94	7201/2	Narkaus E	4/09/2001	4/09/2006	Valid	99.9
KPP 95	7201/3	Narkaus E	4/09/2001	4/09/2006	Valid	84.8
KPP 97	7201/5	Narkaus E	4/09/2001	4/09/2006	Valid	99.8
KPP 98	7201/6	Narkaus E	4/09/2001	4/09/2006	Valid	90.3
Kuohunki 1	7060/1	Narkaus	22/08/2000	22/08/2005	Valid	77.10
Kuohunki 1	7119/31	Narkaus	3/10/2001	3/10/2006	Valid	35.60
Kuohunki 2	7060/2	Narkaus	22/08/2000	22/05/2005	Valid	84.00
Kuohunki 3	7060/3	Narkaus	22/08/2000	22/08/2005	Valid	95.40
Kuohunki 4	7060/4	Narkaus	22/08/2000	22/08/2005	Valid	57.90
Kämä 1	7044/1	Narkaus	4/07/2000	4/07/2005	Valid	99.10
Kämä 10	7106/4	Narkaus	15/11/2000	15/11/2005	Valid	100.00
Kämä 11	7106/5	Narkaus	15/11/2000	15/11/2005	Valid	62.00
Kämä 12	7106/6	Narkaus	15/11/2000	15/11/2005	Valid	98.10
Kämä 13	7106/7	Narkaus	15/11/2000	15/11/2005	Valid	94.80
Kämä 14	7106/8	Narkaus	15/11/2000	15/11/2005	Valid	100.00
Kämä 15	7106/9	Narkaus	15/11/2000	15/11/2005	Valid	95.20
Kämä 16	7106/10	Narkaus	15/11/2000	15/11/2005	Valid	99.10
Kämä 17	7106/11	Narkaus	15/11/2000	15/11/2005	Valid	87.00
Kämä 18	7106/12	Narkaus	15/11/2000	15/11/2005	Valid	55.90
Kämä 19	7106/13	Narkaus	15/11/2000	15/11/2005	Valid	95.10

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Kämä 2	7044/2	Narkaus	4/07/2000	4/07/2005	Valid	74.30
Kämä 3	7044/3	Narkaus	4/07/2000	4/07/2005	Valid	37.30
Kämä 4	7044/4	Narkaus	4/07/2000	4/07/2005	Valid	66.20
Kämä 5	7044/5	Narkaus	4/07/2000	4/07/2005	Valid	90.84
Kämä 6	7044/6	Narkaus	4/07/2000	4/07/2005	Valid	97.01
Kämä 7	7106/1	Narkaus	15/11/2000	15/11/2005	Valid	76.70
Kämä 8	7106/2	Narkaus	15/11/2000	15/11/2005	Valid	54.80
Kämä 9	7106/3	Narkaus	15/11/2000	15/11/2005	Valid	93.80
Narkaus 1	7045/1	Narkaus	4/07/2000	4/07/2005	Valid	99.23
Narkaus 10	7045/10	Narkaus	4/07/2000	4/07/2005	Valid	99.70
Narkaus 11	7045/11	Narkaus	4/07/2000	4/07/2005	Valid	98.70
Narkaus 12	7045/12	Narkaus	4/07/2000	4/07/2005	Valid	85.00
Narkaus 13	7045/13	Narkaus	4/07/2000	4/07/2005	Valid	99.60
Narkaus 14	7045/14	Narkaus	4/07/2000	4/07/2005	Valid	99.40
Narkaus 15	7045/15	Narkaus	4/07/2000	4/07/2005	Valid	98.30
Narkaus 16	7045/16	Narkaus	4/07/2000	4/07/2005	Valid	94.70
Narkaus 17	7045/17	Narkaus	4/07/2000	4/07/2005	Valid	95.40
Narkaus 18	7045/18	Narkaus	4/07/2000	4/07/2005	Valid	98.40
Narkaus 19	7045/19	Narkaus	4/07/2000	4/07/2005	Valid	43.20
Narkaus 2	7045/2	Narkaus	4/07/2000	4/07/2005	Valid	99.30
Narkaus 3	7045/3	Narkaus	4/07/2000	4/07/2005	Valid	97.90
Narkaus 4	7045/4	Narkaus	4/07/2000	4/07/2005	Valid	93.80
Narkaus 5	7045/5	Narkaus	4/07/2000	4/07/2005	Valid	96.50
Narkaus 6	7045/6	Narkaus	4/07/2000	4/07/2005	Valid	95.10
Narkaus 7	7045/7	Narkaus	4/07/2000	4/07/2005	Valid	100.00
Narkaus 8	7045/8	Narkaus	4/07/2000	4/07/2005	Valid	99.90
Narkaus 9	7045/9	Narkaus	4/07/2000	4/07/2005	Valid	99.90
Penikat 1	7019/1	Penikat	11/05/2000	11/05/2005	Valid	92.50
Penikat 10	7019/10	Penikat	11/05/2000	11/05/2005	Valid	89.10
Penikat 100	7208/12	Penikat	21/09/2001	21/09/2006	Valid	79.70
Penikat 105	7208/13	Penikat	21/09/2001	21/09/2006	Valid	94.30
Penikat 106	7208/14	Penikat	21/09/2001	21/09/2006	Valid	97.00
Penikat 11	7019/11	Penikat	11/05/2000	11/05/2005	Valid	94.20
Penikat 110	7208/15	Penikat	21/09/2001	21/09/2006	Valid	100.00
Penikat 111	7208/16	Penikat	21/09/2001	21/09/2006	Valid	97.70
Penikat 116	7208/17	Penikat	21/09/2001	21/09/2006	Valid	70.30
Penikat 117	7208/18	Penikat	21/09/2001	21/09/2006	Valid	69.70
Penikat 12	7019/12	Penikat	11/05/2000	11/05/2005	Valid	52.00
Penikat 123	7208/19	Penikat	21/09/2001	21/09/2006	Valid	98.80

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Penikat 13	7019/13	Penikat	11/05/2000	11/05/2005	Valid	18.30
Penikat 14	7019/14	Penikat	11/05/2000	11/05/2005	Valid	78.70
Penikat 15	7019/15	Penikat	11/05/2000	11/05/2005	Valid	29.10
Penikat 16	7019/16	Penikat	11/05/2000	11/05/2005	Valid	98.60
Penikat 165	7208/20	Penikat	21/09/2001	21/09/2006	Valid	42.60
Penikat 17	7019/17	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 18	7019/18	Penikat	11/05/2000	11/05/2005	Valid	92.80
Penikat 19	7019/19	Penikat	11/05/2000	11/05/2005	Valid	99.70
Penikat 2	7019/2	Penikat	11/05/2000	11/05/2005	Valid	98.80
Penikat 20	7019/20	Penikat	11/05/2000	11/05/2005	Valid	82.20
Penikat 21	7019/21	Penikat	11/05/2000	11/05/2005	Valid	93.10
Penikat 22	7019/22	Penikat	11/05/2000	11/05/2005	Valid	58.00
Penikat 23	7019/23	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 24	7019/24	Penikat	11/05/2000	11/05/2005	Valid	93.20
Penikat 25	7019/25	Penikat	11/05/2000	11/05/2005	Valid	96.40
Penikat 26	7019/26	Penikat	11/05/2000	11/05/2005	Valid	97.90
Penikat 27	7019/27	Penikat	11/05/2000	11/05/2005	Valid	93.40
Penikat 28	7019/28	Penikat	11/05/2000	11/05/2005	Valid	98.00
Penikat 29	7019/29	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 3	7019/3	Penikat	11/05/2000	11/05/2005	Valid	97.20
Penikat 30	7019/30	Penikat	11/05/2000	11/05/2005	Valid	93.50
Penikat 31	7019/31	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 32	7019/32	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 33	7019/33	Penikat	11/05/2000	11/05/2005	Valid	91.70
Penikat 34	7019/34	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 35	7019/35	Penikat	11/05/2000	11/05/2005	Valid	94.20
Penikat 36	7019/36	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 37	7019/37	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 38	7019/38	Penikat	11/05/2000	11/05/2005	Valid	97.30
Penikat 39	7019/39	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 4	7019/4	Penikat	11/05/2000	11/05/2005	Valid	72.80
Penikat 40	7019/40	Penikat	11/05/2000	11/05/2005	Valid	91.50
Penikat 41	7019/41	Penikat	11/05/2000	11/05/2005	Valid	97.50
Penikat 42	7019/42	Penikat	11/05/2000	11/05/2005	Valid	92.10
Penikat 43	7019/43	Penikat	11/05/2000	11/05/2005	Valid	96.40
Penikat 44	7019/44	Penikat	11/05/2000	11/05/2005	Valid	80.60
Penikat 45	7019/45	Penikat	11/05/2000	11/05/2005	Valid	85.80
Penikat 46	7019/46	Penikat	11/05/2000	11/05/2005	Valid	100.00
Penikat 47	7019/47	Penikat	11/05/2000	11/05/2005	Valid	95.00

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Penikat 48	7019/48	Penikat	11/05/2000	11/05/2005	Valid	96.50
Penikat 49	7019/49	Penikat	11/05/2000	11/05/2005	Valid	99.10
Penikat 5	7019/5	Penikat	11/05/2000	11/05/2005	Valid	64.00
Penikat 50	7019/50	Penikat	11/05/2000	11/05/2005	Valid	92.90
Penikat 51	7019/51	Penikat	11/05/2000	11/05/2005	Valid	93.30
Penikat 52	7019/52	Penikat	11/05/2000	11/05/2005	Valid	99.60
Penikat 53	7019/53	Penikat	11/05/2000	11/05/2005	Valid	77.50
Penikat 57	7208/1	Penikat	21/09/2001	21/09/2006	Valid	98.00
Penikat 6	7019/6	Penikat	11/05/2000	11/05/2005	Valid	72.60
Penikat 65	7208/2	Penikat	30/01/2002	31/12/2006	Valid	91.60
Penikat 66	7208/3	Penikat	30/01/2002	31/12/2006	Valid	85.90
Penikat 67	7208/4	Penikat	21/09/2001	21/09/2006	Valid	100.00
Penikat 7	7019/7	Penikat	11/05/2000	11/05/2005	Valid	91.60
Penikat 72	7208/5	Penikat	30/01/2002	31/12/2006	Valid	83.10
Penikat 8	7019/8	Penikat	11/05/2000	11/05/2005	Valid	57.10
Penikat 80	7208/6	Penikat	30/01/2002	31/12/2006	Valid	92.90
Penikat 81	7208/7	Penikat	21/09/2001	21/09/2006	Valid	99.80
Penikat 82	7208/8	Penikat	21/09/2001	21/09/2006	Valid	99.60
Penikat 9	7019/9	Penikat	11/05/2000	11/05/2005	Valid	56.60
Penikat 93	7208/9	Penikat	21/09/2001	21/09/2006	Valid	98.10
Penikat 94	7208/10	Penikat	21/09/2001	21/09/2006	Valid	99.80
Penikat 99	7208/11	Penikat	21/09/2001	21/09/2006	Valid	95.90
Peräjärvi 1	7105/1	Narkaus	3/11/2000	3/11/2005	Valid	43.40
Peräjärvi 2	7105/2	Narkaus	3/11/2000	3/11/2005	Valid	92.60
Peräjärvi 3	7105/3	Narkaus	3/11/2000	3/11/2005	Valid	92.60
Peräjärvi 4	7105/4	Narkaus	3/11/2000	3/11/2005	Valid	100.00
Peräjärvi 5	7105/5	Narkaus	3/11/2000	3/11/2005	Valid	99.30
Peräjärvi 6	7105/6	Narkaus	3/11/2000	3/11/2005	Valid	91.20
Portimo -1	7206/1	Suhanko	22/10/2001	22/10/2006	Valid	45.90
Portimo - 10	7206/10	Suhanko	22/10/2001	22/10/2006	Valid	12.20	Covered by APP mining licence applic.
Portimo - 11	7206/11	Suhanko	22/10/2001	22/10/2006	Valid	99.90	Covered by APP mining licence applic.
Portimo - 12	7206/12	Suhanko	22/10/2001	22/10/2006	Valid	98.70	Covered by APP mining licence applic.
Portimo - 14	7206/13	Suhanko	22/10/2001	22/10/2006	Valid	99.90	Covered by APP mining licence applic.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Portimo - 15	7206/14	Suhanko	22/10/2001	22/10/2006	Valid	97.60	Covered by APP mining licence applic.
Portimo - 16	7206/15	Suhanko	22/10/2001	22/10/2006	Valid	97.20	Covered by APP mining licence applic.
Portimo - 160	7206/60	Suhanko	22/10/2001	22/10/2006	Valid	38.20
Portimo -161	7206/61	Suhanko	22/10/2001	22/10/2006	Valid	35.00
Portimo - 17	7206/16	Suhanko	22/10/2001	22/10/2006	Valid	86.60	Partly under APP mining licence applic.
Portimo - 18	7206/17	Suhanko	22/10/2001	22/10/2006	Valid	60.30
Portimo - 19	7206/18	Suhanko	22/10/2001	22/10/2006	Valid	77.60	Partly under APP mining licence applic.
Portimo -2	7206/2	Suhanko	22/10/2001	22/10/2006	Valid	99.10	Covered by APP mining licence applic.
Portimo - 20	7206/19	Suhanko	22/10/2001	22/10/2006	Valid	90.60	Covered by APP mining licence applic.
Portimo - 21	7206/20	Suhanko	22/10/2001	22/10/2006	Valid	82.50	Covered by APP mining licence applic.
Portimo - 22	7206/21	Suhanko	22/10/2001	22/10/2006	Valid	99.40	Covered by APP mining licence applic.
Portimo - 23	7206/22	Suhanko	22/10/2001	22/10/2006	Valid	97.70	Covered by APP mining licence applic.
Portimo - 24	7206/23	Suhanko	22/10/2001	22/10/2006	Valid	79.60	Partly under APP mining licence applic.
Portimo - 25	7206/24	Suhanko	22/10/2001	22/10/2006	Valid	99.00	Covered by APP mining licence applic.
Portimo - 26	7206/25	Suhanko	22/10/2001	22/10/2006	Valid	99.90	Covered by APP mining licence applic.
Portimo - 27	7206/26	Suhanko	22/10/2001	22/10/2006	Valid	99.90	Covered by APP mining licence applic.
Portimo - 28	7206/27	Suhanko	22/10/2001	22/10/2006	Valid	100.00	Covered by APP mining licence applic.
Portimo - 29	7206/28	Suhanko	22/10/2001	22/10/2006	Valid	99.40	Covered by APP mining licence applic.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Portimo -3	7206/3	Suhanko	22/10/2001	22/10/2006	Valid	99.00	Covered by APP mining licence applic.
Portimo - 30	7206/29	Suhanko	22/10/2001	22/10/2006	Valid	99.70	Partly under APP mining licence applic.
Portimo - 31	7206/30	Suhanko	22/10/2001	22/10/2006	Valid	94.70
Portimo - 32	7206/31	Suhanko	22/10/2001	22/10/2006	Valid	36.20
Portimo - 33	7206/32	Suhanko	22/10/2001	22/10/2006	Valid	100.00	Partly under APP mining licence applic.
Portimo - 38	7206/33	Suhanko	22/10/2001	22/10/2006	Valid	93.60	Partly under APP mining licence applic.
Portimo -4	7206/4	Suhanko	22/10/2001	22/10/2006	Valid	76.00	Covered by APP mining licence applic.
Portimo - 40	7206/34	Suhanko	22/10/2001	22/10/2006	Valid	48.50	Partly under APP mining licence applic.
Portimo - 41	7206/35	Suhanko	22/10/2001	22/10/2006	Valid	94.60	Partly under APP mining licence applic.
Portimo - 42	7206/36	Suhanko	22/10/2001	22/10/2006	Valid	93.30
Portimo - 43	7206/37	Suhanko	22/10/2001	22/10/2006	Valid	92.90
Portimo - 44	7206/38	Suhanko	22/10/2001	22/10/2006	Valid	61.40
Portimo - 45	7206/39	Suhanko	22/10/2001	22/10/2006	Valid	81.80	Partly under APP mining licence applic.
Portimo - 47	7206/40	Suhanko	22/10/2001	22/10/2006	Valid	96.20
Portimo - 48	7206/41	Suhanko	22/10/2001	22/10/2006	Valid	91.60
Portimo - 49	7206/42	Suhanko	22/10/2001	22/10/2006	Valid	96.20
Portimo -5	7206/5	Suhanko	22/10/2001	22/10/2006	Valid	100.00	Covered by APP mining licence applic.
Portimo - 50	7206/43	Suhanko	22/10/2001	22/10/2006	Valid	89.90
Portimo - 51	7206/44	Suhanko	22/10/2001	22/10/2006	Valid	95.70
Portimo - 53	7206/45	Suhanko	22/10/2001	22/10/2006	Valid	95.10
Portimo - 54	7206/46	Suhanko	22/10/2001	22/10/2006	Valid	98.20
Portimo - 55	7206/47	Suhanko	22/10/2001	22/10/2006	Valid	91.70
Portimo - 56	7206/48	Suhanko	22/10/2001	22/10/2006	Valid	95.70
Portimo - 57	7206/49	Suhanko	22/10/2001	22/10/2006	Valid	98.10
Portimo - 58	7206/50	Suhanko	22/10/2001	22/10/2006	Valid	91.40
Portimo - 59	7206/51	Suhanko	22/10/2001	22/10/2006	Valid	91.10
Portimo -6	7206/6	Suhanko	22/10/2001	22/10/2006	Valid	99.50	Covered by APP mining licence applic.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Portimo - 60	7206/52	Suhanko	22/10/2001	22/10/2006	Valid	100.00
Portimo - 61	7206/53	Suhanko	22/10/2001	22/10/2006	Valid	90.50
Portimo - 62	7206/54	Suhanko	22/10/2001	22/10/2006	Valid	64.70
Portimo - 63	7206/55	Suhanko	22/10/2001	22/10/2006	Valid	37.70
Portimo - 65	7206/56	Suhanko	22/10/2001	22/10/2006	Valid	97.70
Portimo - 67	7206/57	Suhanko	22/10/2001	22/10/2006	Valid	96.90
Portimo - 69	7206/58	Suhanko	22/10/2001	22/10/2006	Valid	100.00
Portimo -7	7206/7	Suhanko	22/10/2001	22/10/2006	Valid	98.70	Covered by APP mining licence applic.
Portimo - 70	7206/59	Suhanko	22/10/2001	22/10/2006	Valid	95.60
Portimo -8	7206/8	Suhanko	22/10/2001	22/10/2006	Valid	100.00	Covered by APP mining licence applic.
Portimo -9	7206/9	Suhanko	22/10/2001	22/10/2006	Valid	100.00	Covered by APP mining licence applic.
Portimo 101	7119/6	Narkaus	3/10/2001	3/10/2006	Valid	99.00
Portimo 102	7119/7	Narkaus	3/10/2001	3/10/2006	Valid	98.80
Portimo 105	7119/8	Narkaus	3/10/2001	3/10/2006	Valid	100.00
Portimo 106	7119/9	Narkaus	3/10/2001	3/10/2006	Valid	98.70
Portimo 107	7119/10	Narkaus	3/10/2001	3/10/2006	Valid	58.30
Portimo 108	7119/11	Narkaus	3/10/2001	3/10/2006	Valid	99.40
Portimo 115	7119/12	Narkaus	3/10/2001	3/10/2006	Valid	100.00
Portimo 116	7119/13	Narkaus	3/10/2001	3/10/2006	Valid	99.00
Portimo 117	7119/14	Narkaus	3/10/2001	3/10/2006	Valid	99.10
Portimo 121	7119/15	Narkaus	3/10/2001	3/10/2006	Valid	99.40
Portimo 122	7119/16	Narkaus	3/10/2001	3/10/2006	Valid	99.30
Portimo 123	7119/17	Narkaus	3/10/2001	3/10/2006	Valid	99.20
Portimo 124	7119/18	Narkaus	3/10/2001	3/10/2006	Valid	100.00
Portimo 128	7119/19	Narkaus	3/10/2001	3/10/2006	Valid	100.00
Portimo 129	7119/20	Narkaus	3/10/2001	3/10/2006	Valid	99.70
Portimo 130	7119/21	Narkaus	3/10/2001	3/10/2006	Valid	100.00
Portimo 135	7119/23	Narkaus	3/10/2001	3/10/2006	Valid	96.60
Portimo 141	7119/24	Narkaus	3/10/2001	3/10/2006	Valid	34.60
Portimo 145	7119/25	Narkaus	3/10/2001	3/10/2006	Valid	98.70
Portimo 146	7119/26	Narkaus	3/10/2001	3/10/2006	Valid	100.00
Portimo 148	7119/27	Narkaus	3/10/2001	3/10/2006	Valid	100.00
Portimo 162	7119/29	Narkaus	3/10/2001	3/10/2006	Valid	46.60

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Portimo 163	7119/30	Narkaus	3/10/2001	3/10/2006	Valid	10.99
Portimo 164	7409/1	Narkaus	7/05/2002	7/05/2007	Valid	100.00
Portimo 165	7409/2	Narkaus	7/05/2002	7/05/2007	Valid	99.90
Portimo 80	7119/1	Narkaus	3/10/2001	3/10/2006	Valid	80.20
Portimo 81	7119/2	Narkaus	3/10/2001	3/10/2006	Valid	97.20
Portimo 82	7119/3	Narkaus	3/10/2001	3/10/2006	Valid	99.40
Portimo 89	7119/4	Narkaus	3/10/2001	3/10/2006	Valid	99.80
Portimo 90	7119/5	Narkaus	3/10/2001	3/10/2006	Valid	98.80
Ristiaapa 1	7545/1	Narkaus	20/01/2003	31/12/2007	Valid	99.00
Ristiaapa 2	7545/2	Narkaus	20/01/2003	31/12/2007	Valid	98.50
Saariaapa 1	7518/1	Narkaus	20/01/2003	31/12/2007	Valid	96.70
Saariaapa 2	7518/2	Narkaus	20/01/2003	31/12/2007	Valid	98.20
Saariaapa 3	7518/3	Narkaus	20/01/2003	31/12/2007	Valid	97.80
Saukkosuo	5426/1	Suhanko	23/08/1994	31/12/2001	Valid	98.00	Covered by APP mining licence applic.
Saunakivalo 1	7104/1	Narkaus	3/11/2000	3/11/2005	Valid	100.00
Saunakivalo 10	7104/10	Narkaus	3/11/2000	3/11/2005	Valid	100.00
Saunakivalo 11	7104/11	Narkaus	3/11/2000	3/11/2005	Valid	99.40
Saunakivalo 12	7104/12	Narkaus	3/11/2000	3/11/2005	Valid	99.90
Saunakivalo 13	7104/13	Narkaus	3/11/2000	3/11/2005	Valid	92.70
Saunakivalo 14	7104/14	Narkaus	3/11/2000	3/11/2005	Valid	85.40
Saunakivalo 15	7104/15	Narkaus	3/11/2000	3/11/2005	Valid	99.50
Saunakivalo 16	7104/16	Narkaus	3/11/2000	3/11/2005	Valid	31.00
Saunakivalo 2	7104/2	Narkaus	3/11/2000	3/11/2005	Valid	100.00
Saunakivalo 3	7104/3	Narkaus	3/11/2000	3/11/2005	Valid	100.00
Saunakivalo 4	7104/4	Narkaus	3/11/2000	3/11/2005	Valid	99.80
Saunakivalo 5	7104/5	Narkaus	3/11/2000	3/11/2005	Valid	100.00
Saunakivalo 6	7104/6	Narkaus	3/11/2000	3/11/2005	Valid	99.40
Saunakivalo 7	7104/7	Narkaus	3/11/2000	3/11/2005	Valid	100.00

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Saunakivalo 8	7104/8	Narkaus	3/11/2000	3/11/2005	Valid	100.00
Takakangas 2	7631/1	Penikat	20/08/2003	20/08/2008	Valid	44.40
Vihvilöjänkä 2	7631/2	Penikat	20/08/2003	20/08/2008	Valid	42.70
Yliportimo 1	7103/1	Suhanko	15/11/2000	15/11/2005	Valid	94.20
Yliportimo 10	7103/10	Suhanko	15/11/2000	15/11/2005	Valid	100.00
Yliportimo 11	7103/11	Suhanko	15/11/2000	15/11/2005	Valid	98.20
Yliportimo 12	7103/12	Suhanko	15/11/2000	15/11/2005	Valid	100.00
Yliportimo 13	7103/13	Suhanko	15/11/2000	15/11/2005	Valid	100.00
Yliportimo 14	7103/14	Suhanko	15/11/2000	15/11/2005	Valid	93.30
Yliportimo 15	7103/15	Suhanko	15/11/2000	15/11/2005	Valid	94.20
Yliportimo 16	7103/16	Suhanko	15/11/2000	15/11/2005	Valid	100.00
Yliportimo 17	7103/17	Suhanko	15/11/2000	15/11/2005	Valid	100.00
Yliportimo 18	7103/18	Suhanko	15/11/2000	15/11/2005	Valid	100.00
Yliportimo 19	7103/19	Suhanko	15/11/2000	15/11/2005	Valid	100.00
Yliportimo 2	7103/2	Suhanko	15/11/2000	15/11/2005	Valid	87.10
Yliportimo 20	7103/20	Suhanko	15/11/2000	15/11/2005	Valid	91.80
Yliportimo 21	7103/21	Suhanko	15/11/2000	15/11/2005	Valid	93.10
Yliportimo 22	7103/22	Suhanko	15/11/2000	15/11/2005	Valid	92.80
Yliportimo 23	7103/23	Suhanko	15/11/2000	15/11/2005	Valid	100.00
Yliportimo 24	7103/24	Suhanko	15/11/2000	15/11/2005	Valid	69.60
Yliportimo 25	7103/25	Suhanko	15/11/2000	15/11/2005	Valid	82.00
Yliportimo 26	7103/26	Suhanko	15/11/2000	15/11/2005	Valid	83.00
Yliportimo 27	7103/27	Suhanko	15/11/2000	15/11/2005	Valid	40.50
Yliportimo 3	7103/3	Suhanko	15/11/2000	15/11/2005	Valid	92.00
Yliportimo 4	7103/4	Suhanko	15/11/2000	15/11/2005	Valid	88.70

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Claim name	Claim No.	Project	Date granted	Date of expiry	Status	Area (ha)	Comments
Yliportimo 5	7103/5	Suhanko	15/11/2000	15/11/2005	Valid	95.60
Yliportimo 6	7103/6	Suhanko	15/11/2000	15/11/2005	Valid	95.80
Yliportimo 7	7103/7	Suhanko	15/11/2000	15/11/2005	Valid	95.80
Yliportimo 8	7103/8	Suhanko	15/11/2000	15/11/2005	Valid	96.00
Yliportimo 9	7103/9	Suhanko	15/11/2000	15/11/2005	Valid	93.40

4.3                               Location of mineralisation

Within the Suhanko project area, mineralisation occurs in the areas shown in Figure 4.2. Note that only the first three below are within the mining lease.

In summary, these are:

•                  Ahmavaara;

•                  Konttijärvi;

•                  Little Suhanko:

•                  Vaaralampi;

•                  Tuumasuo;

•                  Nittylampi; and

•                  Yli Portimo.

Gold Fields has reported Mineral Resources at Konttijärvi and Ahmavaara – these are detailed in 15. Drilling has defined potentially economic mineralisation at all other prospects.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 4.2             Suhanko area geology and location of deposits

7340000 mN
7335000 mN
3455000 mE
3460000 mE
3465000 mE
TUUMASUO
YLI-PORTIMOJARVI
Conseptual pit outlines
KONTTIJÄRVI
NIITTYLAMPI
AHMAVAARA
LITTLE SUHANKO
SUHANKO MINING LICENCE
VAARALAMPI
0
2
4
kilometers

PORTIMO STRUCTURAL GEOLOGICAL INTERPRETATION - BY SRK PERTH JANUARY 2003

Linear Features

- Magnetic trend line
- Geological contact
- Dykes
- SK Reef

Structural Events

- Thrust 2.2 Ma.
- Compression 2.44 Ma.
- Extension 2.44 Ma.
- Extension 2.5 Ma.
- Archean

Event Types

- Normal Fault
- Thrust Fault
- Strike Slip
- Dextral Reverse
- Dextral Normal
- Sinistral Reverse
- Sinistral Normal
- Transfer

Lithology

Group	Code	Description
COVER SEQUENCE 2	ucs2	Proterozoic sedimentary units
	db	albite diabase sills and dykes
	qz	Proterozoic quartzite
	ms	schistose unit in Proterozoic Cover Sequence 2 (?)
	mv	mafic volcanic unit
	bc	conglomeratic units at base of Proterozoic Cover Sequence 2
	cts	schistose unit at Proterozoic/basement contact at Suhanko
PLIC2	hw	gabbroic units in the upper part of the layered intrusion, including anorthosite, pyroxenite and peridotite units; minor ultramafic units (uhw)
	pm	poikilitic harzburgite
	fw	gabbroic units in the lower part of the layered intrusion; minor ultramafic units (ufw)
CS1	tuf	tuffaceous sediment
	cs1	early Proterozoic sedimentary units, including mafic and felsic volcanic units and komatiites
ARCHAEAN BASEMENT	bm1	gneissic granite - unfoliated texture with moderate magnetic signature
	bm2	gneissic granite - unfoliated texture with subdued magnetic signature
	bm3	granite/gneiss - unfoliated with strong magnetic signature and texture
	bm4a	granitic gneiss - moderately to strongly foliated texture with strong magnetic signature, and lower density of magnetic features
	bm4b	granitic gneiss - moderately to strongly foliated texture with strong magnetic signature, and higher density of magnetic features
	di	quartz diorite in basement, with distinctive magnetic signature on eastern limb of Suhanko
	gs	basement greenstone

4.4          Location of mine workings

The Suhanko project area contains two trial mining areas, at Konttijärvi and Ahmavaara respectively. These areas have been subject to several phases of trial mining, with the most recent phase of mining (by GFAP) taking place between March and April 2004. The trial pits are illustrated in Figure 4.3. There has been no trial mining on the Narkaus (SK) project areas.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 4.3             Suhanko area plan showing location of trial mine areas

The Environmental Permit application for the Suhanko Project has been submitted (see Section 4.5). A proposed site layout (Figure 4.4) for the Suhanko Project was included in this application highlighting possible positions of offices, processing facilities, mine excavations, waste dumps and tailings storage facilities.

Figure 4.4             Possible Suhanko Project Site Plan submitted with Environmental Permit Application, North to top of page

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

4.5          Environmental obligations

There are no current environmental obligations of significance outstanding. At the Ahmavaara trial mine the pumping waters and their impact on local surface waters are required to be monitored until the year end or as long as dewatering is continued. In case the Suhanko Project stops, the pit can be left to flood to ground water level. Rehabilitation of other test pits has been completed.

The Environmental Permit application for Suhanko Project and mining licence has been submitted to the Northern Finland Environmental Permit Authority and the rehabilitation bond for the Suhanko Mine will be determined during the course of the application process.

4.6          Permitting

The renewed Suhanko mining licence (mining concession) application was submitted to the Ministry of Trade and Industry on 27 May 2004. According to current schedule the Ministry of Trade and Industry is expected to issue a concession certificate before May 2005. When granted, the concession certificate will give GFAP the right to process and utilise all extractable minerals within the concession and to use the area for any mining and processing activities.

The Environmental Permit application for Suhanko Project and mining licence was submitted to Northern Finland Environmental Permit Authority on 18 June 2004.  The decision on the application is expected in May 2005.

The Energy Market Authority issued a construction permit for the Petäjäskoski – Konttijärvi 110 kV overhead transmission line on 12th August 2004. Yet to be applied for are the acceptance for general plan for mining (KTM 1975/921) from the Safety Technology Authority, the construction licence for buildings and workshops, the environmental permit for fuel storage as well as a number of other minor permits.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

5              Accessibility, Climate, and Physiography

5.1          Accessibility

The Suhanko and Narkaus areas are located 60 km and 45km to the southeast of Rovaniemi respectively. The city of Rovaniemi, the major regional centre for northern Lappi Finland, is situated immediately south of the Arctic Circle. With a population of 35,000, and a regional population of approximately 55,000, the city provides all major and modern amenities expected of a capital city. Transportation services include road, rail and air, with multiple flights daily from Helsinki. The port of Kemi, 120km to the south at the head of the Gulf of Bothnia, provides modern facilities and year round open water access.

Access to both Konttijärvi and Ahmavaara is via a sealed road to within 15 kilometres of the project location, and thence by a well-maintained track. All-weather access on the non-sealed roads will be guaranteed by the use of snowploughs during the autumn and winter months. No power or water is currently reticulated to site.

Access to the Narkaus Project is via a sealed road to within 10 kilometres to 15 kilometres of the project location, and thence by a well-maintained track. All-weather access on the non-sealed roads will be guaranteed by the use of snowploughs during the autumn and winter months. No power or water is currently reticulated to site,

5.2       Physiography

5.2.1       Climate and Vegetation

The Suhanko and Narkaus project areas are situated immediately south of the Arctic Circle. The climate in the region is typically Arctic, and is characterised by extreme seasonal changes in temperatures and sunlight. The influence of the Gulf Stream acts to moderate the climatic conditions in comparison to similar latitudes in northern Canada. General climatic data for the project area is shown in Table 5.1 (Lycopodium, 2002). It is expected that mining will take place all year round.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Table 5.1               General Climatic Data for the Suhanko and Narkaus Project Areas (Lycopodium, 2002)

Data	Parameter	Units	Value
Altitude	Height Range	MAMSL	150-160
	Mean	°C	0.2
	Maximum Recorded	°C	30.6
Temperature	Maximum Mean (July)	°C	19.7
	Minimum Recorded	°C	-45.3
	Minimum Mean (Dec)	°C	-20.0
	Effective Total (rainfall plus	mm/yr	564
	snowmelt equivalent)
Precipitation	Rainfall (May to September)	mm/yr	292
	Snowfall (October to April)#	mm/yr	272
	Snow stays on the ground	days/yr	183
Lake Evaporation	Annual Total (May to September)	mm/yr	417
Relative Humidity	Design	%	80-90
Prevailing Wind	Speed Direction	m/sec	1-5 240°
Solar Radiation	December	hrs/month	5
	June	hrs/month	300

#Snowmelt equivalents are calculated at a 10:1 snow to water ratio

The local vegetation comprises pine forest and marshland. There is one large lake within the Suhanko site area, Palolampi, and there are several lakes surrounding the site, i.e. Konttijärvi, Takalampi and Pitkälampi.

The nearest watercourse is the River Ruonajoki, approximately 4 km from the proposed open pit locations.

The Siika Kama deposit is covered approximately 30% by permanent lakes in the east and a smaller one in the central part. Nutturalampi has two small permanent lakes covering the deposit area, while there are no substantial water bodies or courses in the Kuohunki area.

5.2.2       Topography

The topography of the Suhanko project area comprises a gently sloping valley at the northern end, which flattens out at the southern end. The terrain in the vicinity of the Konttijärvi and Ahmavaara deposits slopes gently towards the southeast from a high point of 165 mRL in the south-eastern corner of the Konttijärvi area, to a low point of 140 mRL at Ahmavaara. The distance between the two deposits is approximately 3.5 km. The main waterway in the area, the Ruonajoki stream, flows through the middle of the site in an approximately north-south direction and has a catchment area of approximately 1,355 hectares (13.55 km²).

The topography of the Narkaus project comprises a generally flat terrain with low hills in the Kuohunki – Nutturalampi area. The Siika Kama area is covered in a great part by lake and swamps. Access for drilling has traditionally been during winter.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland periods when frozen swampy ground and snow permit easier access. The average elevation over the area is approximately 185 mRL. The land rises gradually from Siika Kama in the south to Kouhunki in the north, to an average elevation for Kuohunki – Nutturalampi of 200 mRL.

5.2.3       Weathering

The advance of glaciers and ice sheets during glacial periods has removed any residual solid and weathered rock. As a result, a weathered profile does not exist within the Suhanko or Narkaus project areas. The overburden, or glacial till, directly overlies fresh to slightly weathered rock. The glacial till consists of angular to slightly rounded boulders in a predominantly sandy matrix, which ranges between clay and gravel. The depth is variable. Thicknesses range between 0 m and 40 m (average 5 m) at Konttijarvi, 2 m and 30 m (average 8 m) at Ahmavaara, and between 5 m and 30 m (average 15 m) at the Narkaus SK deposits.

5.2.4       Groundwater

Based upon limited groundwater within the bedrock as well as the low pump rates achieved during pump testing, it is anticipated that once the primary dewatering of the rock mass has occurred, pit groundwater inflows will be low (Knight Piésold, 2002a, 2002b, 2002c). An analysis of the pump test data that assumes the bedrock acts as an isotropic mass, indicates that groundwater inflows in the order of 80 m3/hr can be anticipated for the Konttijärvi pit. Quantification of inflows from individual structural features cannot be conducted at this time, however it is recommended that identification and testing of these features and flow estimates can be made in further studies.

Minimum pumping requirements are anticipated to be on the order of 120 m3/hr for the Ahmavaara pit. This flow rate may be exceeded during the spring thaw period depending on the volume of snow and ice present within the pit.

In addition to groundwater inflows, additional water will report to the pits due to precipitation. Based upon average monthly precipitation values, resultant inflows will range from zero in the winter months (assuming all precipitation occurs as snow and is removed with ore/waste rock) to a peak in August.

No groundwater test programs have been completed at Narkaus. Initial indications derived from observations during drilling are that conditions are similar to those observed at Suhanko.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

6              History of exploration

6.1          Early exploration

The earliest recorded exploration of the Suhanko project area describes bedrock mapping in the Portimo area by Hackman in 1910 (Hackman, 1914). More recently, mineralisation was noted in boulders found by a local farmer in the early 1960s on the eastern shore of Lake Yli-Portimojarvi, which is located in the Portimo Complex area.

Outokumpu Oy commenced a Cu-Ni exploration program in the Suhanko area using magnetic and electro-magnetic ground geophysical survey methods in conjunction with extensive geological mapping and drilling in 1964. The discovery hole, RN/YP-1, drilled on Lake Yli-Portimojarvi, intersected the first Marginal series mineralization in the Suhanko-Konttijärvi intrusion. Exploration continued until 1981, focused on the disseminated and massive sulphide mineralization in the basal part of the Suhanko Intrusion. Exploration of the Marginal series mineralization was extended to other prospective areas, which included Niittylampi and Suhanko. The smaller Konttijärvi intrusion block was discovered following geological mapping and assaying, which led to the first observations of platinum group elements (PGE) from sulphidic samples.

6.2          Konttijärvi

Further work by Outokumpu Oy in 1981 that checked historical PGE assays of outcrop samples taken in the 1970s determined that true values were three to four times higher than first reported. This motivated a small drilling campaign and the first drillhole, RN/KOJ-1, drilled in September 1981 intersected significant sulphidic PGE mineralization. A further four drillholes were completed, and all intersected significant mineralization. Thus Konttijärvi became the first significant PGE discovery in Finland.

Following these successful results, the area was covered by a ground magnetic survey and also by a small number of geochemical till sampling lines. The magnetic survey detected the location of the Peridotite Marker and the geochemical sampling confirmed the existence of a significant width of PGE mineralization within the intrusion block.

During the next phase of exploration, Outokumpu Oy drilled 14 drillholes with the objective of infilling the mineralized area. The results obtained confirmed the regular and continuous character of the deposit.

The Mining Services department of Outokumpu Oy organised the next exploration phase, which was designed to collect data for an economic evaluation of the Konttijärvi and Kilvenjarvi deposits. In addition, an area at the eastern end of thedeposit was pre-stripped and a pilot size metallurgical sample was collected.

The final exploration phase by Outokumpu included the drilling and sampling of drillholes RN/KOJ-160 to 161 (two drillholes) to test some outcrops to the south of pre-stripped area in rocks that stratigraphically form the basement of the Marginal series mineralisation. Sulphides and PGE values were recorded within these basement rocks at some distance from the known basal contact of the intrusion.

The total amount of drilling at Konttijärvi before the formation of GFAP was 160 holes for 10,295 m.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

6.3          Ahmavaara

The Ahmavaara deposit was discovered by applying the exploration model developed from the Konttijärvi data. Based on this model, and a ground magnetic survey, which identified the location of the all-important peridotite marker, the first seven drillholes, RN/YP-138 to 144 were completed. Laboratory-scale metallurgical test results, supported by a microscopic study of the later drillholes, showed that Ni,Cu and PGE could be concentrated at fairly good recovery rates at Ahmavaara. An additional 12 holes, RN/YP-172 to 183, were drilled in Ahmavaara in 1995 to search for nickel.

The total amount of drilling at Ahmavaara before the formation of GFAP was 29 holes for 3,322 m.

6.4          APP - GFAP Activity

Arctic Platinum Partnership (‘APP’) was a joint venture company formed by partnership agreement between Gold Fields and Outokumpu. APP’s objective was to explore for, and produce, platinum group metals in northern Finland. The partnership agreement was signed on 17 March 2000, with Gold Fields as operator. Gold Fields earned its planned ownership threshold of 51% in January 2002 when project expenditure reached an aggregate amount of US$13 million. Gold Fields acquired 100% of the project on September 10, 2003 by purchasing Outokumpu’s 49% share for US$ 31.0 million. In July 2004 the company was transferred from partnership status to a limited liability company – Gold Fields Arctic Platinum Oy, ‘GFAP’ – which is a 100% owned subsidiary of Gold Fields Limited.

Since inception, APP - GFAP has carried out both exploration and sterilisation drilling, and has also used a variety of other exploration techniques to develop and explore the Konttijärvi and Ahmavaara deposits. These include airborne magnetic, electro-magnetic and ground induced polarization (IP) surveys. Drilling by GFAP is summarized in Table 6.1, by year and deposit.

Table 6.1               GFAP drilling since inception to June 2004

Area	2000		2001		2002		2003		2004
	#	(m)	#	(m)	#	(m)	#	(m)	#	(m)
Konttijärvi	66	6,238	118	16,491	78	11,065	116	5,437	92	9,607
Ahmavaara	17	2,190	144	18,157	99	14,332	44	5,699	103	12,528
Sterilisation drilling	—	—	13	477	85	5807	—	—	11	251
SK Reef	11	1,147	87	16,092	88	16,638	74	11,865	—	—

All drilling by Outokumpu, APP and GFAP, excluding some blastholes in the test pits, has been by diamond core. Core diameter is typically 57.5mm. Of 260 drill holes drilled at the SK deposits there have been 23 deflection holes.

6.5          Historical Mineral Resource Estimates

There was no publication of Mineral Resource estimates by Outokumpu. There was no publication of Mineral Resource estimates by Outokumpu. The first published resource estimate was by APP in August 2000. Updates have been reported annually since then. Details of the current resource estimate are provided in Section 15.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

6.6          Production

The only mining by GFAP from Konttijärvi and Ahmavaara was via the excavation of a test pit at each prospect in April 2004. The objective of the mining exercise was twofold;

•                  to collect a bulk sample for metallurgical test work at the GTK (or Finland Geological Survey) owned concentrator in the town of Outokumpu; and

•                  to undertake material properties testwork for drillability and blasting of the various rock types present within the Suhanko mine environment.

The results from mining demonstrated largely that the grades of the elements of interest (palladium, platinum, gold, copper and nickel) matched both the exploratory diamond drilling and the blasthole grade control drilling for the trial pit.

Geological details of the test mining are provided in BMGS (2004). There has been no production from any of the SK deposits.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

7              Geological Setting

7.1          General geological setting

The Suhanko project area is located in northern Finland, about 40 km south of Rovaniemi, and comprises the 2.4 Ga-old Suhanko-Konttijärvi layered intrusion rock types and adjacent areas. The Suhanko-Konttijärvi, Narkaus and Siika-Kamaintrusions form part of a group of Palaeoproterozoic layered intrusions, which are exposed as an east-west oriented, widespread band extending from northeastern Sweden to the Kola region in Russia. All known intrusions are located along the northern margin of the Archaean basement, close to or in contact with the Palaeoproterozoic supracrustal rocks. These mafic rocks have been interpreted as representing the initial stage of the continental rifting. Many of the intrusions are located close to each other, thus forming igneous complexes in which the individual intrusions were probably connected by dykes or intermediate magma chambers at the time of emplacement. The current distribution of layered intrusions suggeststhat they are remnants of larger bodies preserved within folds and faulted structures.

Archaean and early Proterozoic rocks underwent amphibolite facies metamorphism during the Sveco-Fennian deformation some 1850-1800 Ma ago. The Archaean basement is mainly composed of tonalite-trondhjemite-granodiorite series, granitoid gneisses and migmatitic gneisses with mafic and felsic enclaves. Palaeoproterozoicsupracrustal rocks consist of metamorphosed sedimentary and volcanic rocks, which presently are amphibolites, schists and gneisses. Conglomerates containing clasts of layered mafic rocks are exposed along the roof contact of Kemi, Penikat and Narkaus intrusions attesting to erosion of basement and layered intrusions during early Proterozoic times.

7.2          Regional Geology

The Suhanko-Konttijärvi layered intrusion comprises the south-western parts of the Portimo layered intrusion complex, which consists of the Suhanko-Konttijärvi, Narkaus and Siika Kämä intrusions and dykes of approximately the same age, named Portimo dykes. The Portimo complex resembles the nearby Penikat intrusion in many respects. Both are composed of several megacyclic units and have crystallized from two distinct parental magma types. The first intruded magma type was a high Cr-high MgO magma, which was followed by intrusion of low Cr-low MgO magma. Hangingwall gabbroic cumulates exposed at the present erosion level in the Suhanko-intrusion belong to the third, low Cr-low MgO megacyclic unit. Northeastern parts of the Portimo complex were uplifted higher by the tectonic movements after crystallization, and are more deeply eroded. In spite of the regional amphibolite facies metamorphism and mineral alteration, igneous textures are generally well preserved in the Suhanko-Konttijärvi layered series rocks. Figure 7.1 shows the regional geology and highlights the location of the Suhanko project. Basement rocks are mainly banded gneisses and late Archaean granitoids, which are mostly comprised of diorite and granodiorite. Granitoids contain varying amounts oforiented mafic enclaves, some having more gneissose texture than the others. In addition, granite types occur in the area. Some of the granites are pinkish in color, indicating the presence of potash feldspar, and some are plagioclase-rich. Amphibolites are encountered alongside granitoids, with their banding merging with that of gneisses.

To the southwest of the Suhanko project, quartzites and impure meta-sediments belonging to the north-south oriented volcanic rock dominated Archaean Oijärvi greenstone belt are encountered.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 7.1             Regional geology of the Suhanko and Narkaus Projects

Present roof rocks, in addition to the Archaean granitoids, are Palaeoproterozoic supracrustal meta-volcanites and metasediments, which consist of different kinds of schists and gneisses. These supracrustal rocks belong to the Karelia Supergroup and cover a rather small area in the central part of Suhanko intrusion. The present Archaean-Proterozoic contact zone occurs north of the Suhanko-Konttijärvi intrusion. Younger albite diabase dykes and sills cut Archaean basement and Proterozoic rocks. Sills crosscutting Proterozoic rocks occur somewhat parallel to bedding. Basement granitoids at Suhanko-Konttijärvi region are also cross-cut by mafic to ultramafic sills and veins, which are co-magmatic with layered intrusion rocks, and by granite pegmatite veins.

Outcrop in the Suhanko area is infrequent and scattered. Slightly weathered to fresh rocks are overlain by glacial till, limiting the presence of surface outcrop to elevated ground or areas with steep relief. The thickness of overburden varies from under one meter to more than fifty meters. Low-lying areas are dominantly marsh.

The Suhanko-Konttijärvi intrusion consists of two bodies separated by Archaean basement rocks. The small Konttijärvi deposit is situated 3.5 km northwest of the larger Suhanko body. The Ahmavaara deposit, is located at the western edge of Suhanko. Konttijärvi is regarded as a faulted offset and subsequent erosion of theSuhanko intrusion, because of the similar stratigraphic succession and style of mineralization as Ahmavaara.

The Konttijärvi deposit has a strike length of approximately 1000 m. The orebody dips north at between 10° and 20° in the eastern part, to between 30° and 40° in the central and western parts. The northern part of the orebody, Konttijärvi North, is divided from the main orebody by the Konttijärvi fault (N1-fault), which brings the mineralized succession back to surface on the northern side of the fault. Konttijärvi North is divided into two fault blocks, by a reverse fault (R1-fault). The northernextent of Konttijärvi North is terminated against a second normal fault (N2-fault). Both normal faults are inclined towards the south at approximately 50°, although local variations and a faulted zone are present. The subcrop of the Konttijärvi

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland mineralisation, along with the drill collars present as of September 2004, is shown in Figure 7.2. A typical cross section through Konttijärvi is shown in Figure 7.3.

Figure 7.2             Outline of Subcrop Mineralisation and drill hole collars - Konttijärvi

Figure 7.3             Cross section Konttijärvi showing Fault Blocks

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

A reverse fault (R1-fault) in the west of Konttijärvi results in fault block 1, which hosts the deepest known mineralization present. The deepest known layered series mineralization is approximately 250 m below surface.

The Ahmavaara deposit has a strike length of 2,700 meters, of which the easternmost 1000 m is termed Ahmavaara East. The western part of the deposit dips to the northeast with dips ranging from 70° along the southwestern margin to 5° in the northeastern side of the deposit. Ahmavaara East dips north with fairlyconstant 10-25° dips. The deposits’ western and southern limits are defined by fault-disrupted lithological contacts with Archaean basement rocks. The northern extent is limited by a normal fault (N5-fault), and the northeastern part is currentlyterminated against a smaller reverse fault (R3-fault). The deepest known layered series mineralization at Ahmavaara is approximately 500 m below surface. The subcrop of the Ahmavaara mineralisation is given in Figure 7.4, and a typical crosssectionis presented in Figure 7.5.

Figure 7.4             Outline of Subcrop Mineralisation and drill hole collars - Ahmavaara

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 7.5             Cross section Ahmavaara

7.3          Konttijärvi – local geology

The stratigraphy of the Suhanko-Konttijärvi intrusion consists of a thick layered series sequence dominated by gabbroic rocks with nearly horizontal layering, and of a marginal series with a mineralized unit at the base, extending into the basement. Note that the marginal series described in this section refers only to the lower part of this mineralized unit.

The stratigraphy of Ahmavaara and Konttijärvi is described separately because of distinct differences in the stratigraphic units.

The following stratigraphic domains are present at Konttijärvi and are shown in Figure 7.6.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 7.6             Konttijärvi Stratigraphic Column

Stratigraphic Unit	Average Thickness	Description
Hangingwall	Up to 70 m	Gabbroic rocks, ranging from melanocratic to leucocratic varieties, with thinner or minor units of pyroxenites and olivine pyroxenites, dominate the Konttijärvi hangingwall rocks. Not mineralised.
Peridotite Marker	15 – 50 m, ave. 25 m

Pyroxenites and olivine Pyroxenites at the top, through peridotite in the middle to olivine pyroxenites at the bottom. Highly magnetic. Sulphide content (mainly pyrrhotite and chalcopyrite) increases towards the base

Konttijärvi Pyroxenite	2 – 7 m, ave. 5 m	Olivine pyroxenite at the top and pyroxenite at the base. Shows a decrease in magnetic susceptibility compared to PM. Fine sulphides.
“Chlorite Schist”	0.2 – 1.0 m	Narrow, irregular/anastomosing chloritic shear zone. Generally defines the contact between Pyroxenite and Marginal Series. Marker horizon.
Marginal Series Gabbro	0 – 20 m, ave 10 m

Gabbronorites, feldspathic pyroxenites, pyroxenites and assimilated hybrid gabbros. Assimilation features very common. Well mineralized with disseminated chalcopyrite and pyrrhotite, strong hydrothermal overprint.

Transitional Zone	0 – 60 m, ave 10 m	Comprises assimilated Marginal Series rocks, mainly hybrid gabbros, and contaminated and mineralized basement rocks. The unit is well mineralized with chalcopyrite and disseminated pyrrhotite.
Basement

Variable Archaean rocks, i.e. diorites, banded gneisses and amphibolites, interlayered with hybrid gabbros and mafic dykes/sills (Portimo dykes). Massive hydrothermal and structural alteration evident. The basement rocks host approximately 45% of the mineralization at Konttijärvi.

7.3.1       Overburden

The overburden consists of till, muskeg and peat.

7.3.2       Hangingwall

Gabbroic rocks, ranging from melanocratic to leucocratic varieties, with thinner or minor units of pyroxenites and olivine pyroxenites, dominate the Konttijärvi hangingwall rocks.

7.3.3       Peridotite Marker

The Peridotite Marker resembles the upper peridotite, with lithologies grading from pyroxenites and olivine pyroxenites at the top, through peridotite in the middle, to olivine pyroxenites at the bottom. The MgO content is characteristically high (generally greater than 20%) in the Peridotite Marker. The constituent mineralogy is dominated by talc-chlorite-carbonate assemblages with varying amounts of amphibole. The unit is highly magnetic.

The quantity of sulphides, mainly pyrrhotite and chalcopyrite, increases towards the base of the peridotite marker.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

7.3.4       Konttijärvi Pyroxenite

The Konttijärvi Pyroxenite has an upper gradational contact with the overlying Peridotite Marker. The lithological change is marked by a decrease in average MgO (average of 8-15%) and magnetic susceptibility, and an increase in hardness and chromium content. Lithologies range between olivine pyroxenite at the top and pyroxenite at the base. The constituent mineralogy is dominated by amphiboles and chlorite, with lesser amounts of talc. Chloritic schist is seen on the contact between the Konttijärvi pyroxenite and the underlying marginal series. The unit is highly mineralized, with disseminated chalcopyrite and pyrrhotite present.

7.3.5       Marginal Series Gabbro

The Marginal Series Gabbro is a mixed unit of gabbronorites, feldspathic pyroxenites, pyroxenites and assimilated hybrid gabbros. The unit is usually much thinner than at Ahmavaara or absent. Assimilation is also more evident than at Ahmavaara. The Konttijärvi marginal series is well mineralized with disseminated chalcopyrite and pyrrhotite.

7.3.6       Transition zone

The transition zone comprises assimilated Marginal Series rocks, mainly hybrid gabbros, and contaminated and mineralized basement rocks. The unit is well mineralized with chalcopyrite and disseminated pyrrhotite.

7.3.7       Basement

The Basement consists of Archaean rocks, dominated by altered diorites, banded gneisses and amphibolites, interlayered with hybrid gabbros and mafic dykes/sills (Portimo dykes). The Basement hosts approximately 45% of the Mineral Resource at Konttijärvi. Mineralisation typically occurs as a fine, chalcopyrite-pyrrhotite dissemination throughout variably altered basement rocks. Alteration is dominantly epidote-biotite-sericite, which produces a pale to banded appearance in all lithologies.

7.3.8       Portimo dykes

The Portimo dykes consist of feldspathic pyroxenites, pyroxenites and gabbronorites, grading into hybrid gabbros.

7.4          Ahmavaara – local geology

The following stratigraphic domains are present at the Ahmavaara deposit and are shown in Figure 7.7.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 7.7             Ahmavaara Stratigraphic Column

Stratigraphic Unit	Average Thickness	Description
Hangingwall 2	>50 m	Gabbroic rocks, varying between melanocratic to leucocratic varieties with narrower units of pyroxenites and olivine pyroxenites. Not mineralised.
Upper Peridotite	10 m
Hangingwall 1	10 – 20 m, ave. 15 m	Gabbroic rocks, varying between melanocratic to leucocratic varieties with narrower units of pyroxenites and olivine pyroxenites. Not mineralised.
Peridotite Maker	15 – 50 m, ave. 25 m

Pyroxenites and olivine Pyroxenites at the top, through peridotite in the middle to olivine pyroxenites at the bottom. Highly magnetic. Sulphide content, mainly pyrrhotite and chalcopyrite, increases towards the base

Ahmavaara Pyroxenite	2 – 7 m, ave. 5 m	Olivine pyroxenite at the top and pyroxenite at the base. Lower magnetic susceptibility than PM. Fine sulphides
“Chlorite Schist”	0.2 - 1.0 m	Narrow, irregular/anastomosing chloritic shear zone. Generally defines the contact between Pyroxenite and Marginal Series. Marker horizon.
Marginal Upper Gabbro	0 – 30 m, ave. 15 m

Gabbros and gabbronorites. Feldspathic pyroxenites are also present at the top contact. The unit is well-mineralized with disseminated chalcopyrite and pyrrhotite. Common xenoliths of Marginal central in lower parts.

Marginal Central Microgabbro	0 – 50 m, ave. 25 m

Fine-grained, micro-gabbronorites ranging to feldspathic pyroxenites, with thin veins of coarser-grained marginal lower and/or upper, near the top and bottom contacts. The marginal central zone is poorly mineralized. Interpreted as a precursor to the main intrusive.

Marginal Lower Gabbro	0 – 30 m, ave. 20 m

Skeletal gabbronorites, evidence of assimilation near basement. The contact with the basement may be gradational. Common xenoliths of Marginal central in upper parts. The unit is well-mineralized, with matrix-disseminated and blotchy chalcopyrite and pyrrhotite, occasional massive sulphide lenses.

Basement		Archaean gneisses, diorites, banded gneisses, amphibolites and, in the western part of Ahmavaara, quartz-sericite schists

7.4.1       Overburden

The overburden consists of till, muskeg and peat.

7.4.2       Hangingwall

Gabbroic rocks, varying between melanocratic to leucocratic varieties with narrower units of pyroxenites and olivine pyroxenites, dominate the hangingwall at Ahmavaara.

7.4.3       Upper Peridotite

The Upper Peridotite is an ultramafic and magnetic unit present in the hangingwall sequence. The unit is often present as an olivine-poor pyroxenite. Lithologies vary

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland sharply from chlorite schist at the top contact, pyroxenites and olivine pyroxenites at the top to a central peridotite. The basal part of the unit consists of olivine pyroxenites.

7.4.4       Peridotite Marker

The Peridotite Marker at Ahmavaara resembles the upper peridotite, with lithologies grading from pyroxenites and olivine pyroxenites at the top, through peridotite in the middle to olivine pyroxenites at the bottom. The MgO content is characteristically high (generally greater than 20%) in the Peridotite Marker. Constituent mineralogy is dominated by talc-chlorite-carbonate assemblages with varying amounts of amphibole. The unit is highly magnetic. The quantity of sulphides, mainly pyrrhotite and chalcopyrite, increases towards the base of the unit, but a distinctive mineralized layer is also observed also in the upper portion.

7.4.5       Ahmavaara Pyroxenite

The Ahmavaara Pyroxenite has an upper gradational contact with the overlying peridotite marker. The lithological change is marked by a decrease in average MgO content (average of 8-15%) and magnetic susceptibility, and an increase in hardness and chromium content. Lithologies range between olivine pyroxenite at the top and pyroxenite at the base. The constituent mineralogy is dominated by amphiboles and chlorite, with lesser amounts of talc.. Chloritic schist forms the contact between the Ahmavaara Pyroxenite and the marginal series below. The unit is well mineralized with chalcopyrite and disseminated pyrrhotite.

7.4.6       Marginal Upper Gabbro

The Marginal Upper Gabbro unit is present below the Ahmavaara Pyroxenite; however, the unit may be absent or often duplicated. The contact with the Marginal Central Microgabbro is gradational, with an increase in fine-grained xenoliths of Marginal Central towards the base. The Marginal Upper consists of gabbronorites. Feldspathic pyroxenites are also present at the top contact. The unit is well-mineralized with disseminated chalcopyrite and pyrrhotite.

7.4.7       Marginal Central Microgabbro

The Marginal Central zone is present between the Marginal Upper above and Marginal Lower below. Often the unit is absent or duplicated. It comprises fine-grained, micro-gabbronorites ranging to feldspathic pyroxenites, with thin veins of coarser-grained marginal lower and/or upper, near the top and bottom contacts. The Marginal Central zone is poorly mineralized, with sulphides mainly related to coarser gabbronorite veins.

7.4.8       Marginal Lower Gabbro

Marginal Lower Gabbro is present between the Marginal Central and Basement, and as with the other marginal units it may be absent or duplicated. It consists of skeletal gabbronorites, which, especially near the basement contact, bear evidence of assimilation. The contact with the Basement may be gradational. On the contact with the marginal central unit fine-grained, micro gabbronorite xenoliths are encountered. The unit is well-mineralized, with disseminated and blotchy chalcopyrite and pyrrhotite. Steep dipping massive sulphide veins have been defined in recent drilling and sub-crop exposed in the trial mine area. These veins have adefinite structural association and are interpreted to represent localized structural remobilization in existing matrix-sulphide zones.

7.4.9       Basement

The Basement comprises Archaean gneisses, quartz diorites, banded gneisses, amphibolites and, in the western part of Ahmavaara, quartz-sericite schists. The

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland basement is usually poorly mineralized, with pyrite and pyrrhotite as the dominant sulphides.

7.4.10     Basement Xenoliths

Basement xenoliths are described above, with contamination from hangingwall and marginal series lithologies present.

7.5          SK geology

The Narkaus blocks of the Portimo complex are situated to the east of the Suhanko Intrusion. The general geology and location of the Narkaus intrusion is shown in Figure 7.8.

Figure 7.8             General geology and location of the Narkaus intrusion

Onlapping relationships with irregular late – Archaean floor topography have resulted in variations in the internal stratigraphy of the various blocks. Truncation of the upper portions due to differential erosion prior to deposition of the unconformably overlying Proterozoic volcano-sedimentary sequence has resulted in variable degrees of preservation of the layered sequence in the different blocks. The Siika-Kama, followed by the Kuohunki blocks reflect the thickest structural remnants within the Narkaus intrusion, and can thus be expected to contain the most complete stratigraphic succession. The broad stratigraphic subdivision of the Narkaus Intrusion is illustrated in Figure 7.9, using the Kilvenjarvi block as an example. The intrusion comprises 3 megacyclic units overlying a thin marginal zone. Each unit commences with a thin ultramafic unit at the base, grading upwards into gabbroic cumulates. Internal widths of the constituent stratigraphic units can vary significantly. The SK horizon is located at the interface between the top of Megacyclic Unit II (MCUII) and the peridotitic base of Megacyclic Unit III (MCUIII). The setting is similar to that of the SJ horizon of the Penikat Intrusion. MCUII is enriched in Cr relative to the overlying MCUIII, indicating a similar scenario to the MCUIII/IV relationships that bracket the SJ horizon at Penikat, thought to reflect two different magma types.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 7.9             Local geology of the Narkaus intrusion, Kilvenjarvi block

LIHALAMPI BLOCK
KILVENJARVI BLOCK
KJ 4
KNN 98
KNN 97
SK Horizon
KNN 52
KNN 48
KNN 14
N
0
0.5
1km
Legend
Roof rocks
Quarzite
Conglomerate and mica schist
Mafic volcanics and subvolcanic sills (2.1–2.2. b.y.)
Layered intrusion
MCU III
Plagioclase-augite-bronzite cumulates
Bronzite, bronzite-augite and olivine cumulates
MCU II
Plagioclase-bronzite-augite cumulates
Bronzite, bronzite-augite and olivine cumulates
MCU I
Plagioclase-bronzite-augite cumulates
Bronzite cumulates
Archaean granitoids
Mafic dykes
Drill hole
Stratigraphic profile

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

8              Mineralisation

8.1          Overview and base metal sulphides

The platinum-group element (PGE) mineralization at both Ahmavaara and Konttijärvi is associated with Cu and Ni mineralization in the form of base metal sulphides. The typical sulphide assemblage is pyrrhotite-chalcopyrite-pentlandite, and accessory sulphides include pyrite, sphalerite, galena and molybdenite. The main oxides are magnetite and ilmenite, with chromite in trace amounts. The grades of PGE mineralization roughly correspond with the abundance of sulphides, particularly chalcopyrite, and are generally higher at Konttijärvi than at Ahmavaara. PGEs and associated sulphides are classified as marginal series type and four principal types of PGE mineralization have been identified

•                  sulphide mineralization in the basal parts of the layered series (Peridotite Marker, Konttijarvi and Ahmavaara Pyroxenite) ;

•                  sulphide mineralization in the marginal series(Marginal Gabbro, Marginal Upper Gabbro);

•                  sulphide mineralization in the Konttijärvi basement; and

•                  predominantly massive pyrrhotite mineralization located close to the basal contact of the Ahmavaara intrusion. Mineralization occurs parallel to the intrusion layers.

Sulphides present in the Peridotite Marker are pyrrhotite-dominated and weak in abundance. Sulphides in this horizon generally occur as fine-grained disseminations or as trace amounts. Sulphide grains are interstitial to former cumulate olivine grains in an assemblage now dominated by talc-carbonate-chlorite after olivine. PGE grades vary from weak to moderate in the basal 2 to 8 meters of the Peridotite Marker, while the abundance of sulphides is higher compared with the upper parts. In the underlying pyroxenites, sulphides are finely intergrown with amphibole (tremolite-actinolite) and chlorite, with minor talc. Sulphide assemblages in pyroxenites are dominated by fine-grained chalcopyrite, with PGE grades generally higher than in the Peridotite Marker.

Sulphides in the Ahmavaara and Konttijärvi marginal sequences are dominated by an assemblage of pyrrhotite-chalcopyrite-pentlandite and occur as medium grained (in Ahmavaara also coarse grained), disseminated aggregations. Generally the abundances of pyrrhotite and chalcopyrite in Ahmavaara are about equal, though with increasing sulphide abundance the ratio of pyrrhotite to chalcopyrite increases. PGE grades in the Ahmavaara Marginal Series vary, being moderate to high in the Marginal Upper and Marginal Lower units. In the Marginal Central unit both the abundance of sulphides and associated PGE grades are generally low. At Konttijärvi, in the Marginal Series and Transition Zone, chalcopyrite is generally dominant over pyrrhotite and pentlandite. PGE grades usually vary from moderate to high.

Massive sulphide concentrations occur as veins or lenses close to the basal contact of the Ahmavaara intrusion, within both the Marginal Lower and the Basement. These units comprise dominantly pyrrhotite, with chalcopyrite lamellae and lenses within the units. PGE grades are high, with individual assays up to 80g/t 2PGE+Au being recorded. In the Marginal Series and Basement of the Konttijärvi intrusion the sulphides rarely become concentrated into massive sulphide veins or large patches.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

The thickness of the Basement mineralization at Konttijärvi varies, reaching widths of 30 to 40 meters. Sulphides usually occur as fine-medium grained chalcopyrite and pyrrhotite disseminations in the Basement and cross-cutting gabbroic-pyroxenitic intrusives. Pyrite is also present. Platinum-group elements are associated with sulphides, and the highest values occur in chalcopyrite-rich domains. Upon moving deeper in the Basement, pyrite becomes a dominant sulphide and PGE values decrease to below detection limits. At Ahmavaara the Basement mineralization occurs as fine-grained disseminations or in medium-grained sulphide veins. In contrast to the Konttijärvi basement, the sulphides have relatively high pyrrhotite to chalcopyrite ratios and the PGE ratio is usually low.

8.2          Platinum group minerals

Most of the platinum-group minerals at Ahmavaara and Konttijärvi are arsenides, bismutotellurides and arsenoantimonides. Native forms and alloys are absent. PGM are included in base metal sulphides, magnetite and silicates and also occur along gangue mineral grain boundaries. Pd-bearing minerals include isomertieite (Pd11Sb2As2), members of the kotulskite-sobolevskite solid-solution (Pd2(Te,Bi)), palladoarsenide (Pd2As), majakite (PdNiAs), paolovite (Pd2(Sn,As)), and fengluanite (Pd3(Sb, As)). The principal platinum-bearing mineral is sperrylite, PtAs2. Other platinum carriers include moncheite ((Pt,Pd)(Te,Bi)2), merenskyite ((Pd, Pt)(Te, Bi)2), michenerite ((Pd,Pt) BiTe), platarsite (Pt0.46Ir0.38Rh0.16(As,S)1.85), hollingworthite ((Rh,Pt,Pd,)AsS) and atokite ((Pd, Pt)3Sn).

Platinum-group sulphides are rare in the Suhanko-Konttijärvi intrusion and those that have been identified belong to the vysotskite ((Pd, Ni)S) - braggite (PtS) series.

8.3          SK mineralisation

In the Suhanko Intrusion, PGE mineralization is hosted within the lower portion of the Layered Series and extensively within the underlying metamorphic rocks beneath the Layered Series. Within the Narkaus Intrusion PGE mineralization is spatially associated with a distinct stratigraphic unit that is located within the igneous layered sequence. PGE mineralization is hosted within the SK unit, a stratiform chlorite schist unit that underlies the Peridotite Marker, a distinct ultramafic unit within the Narkaus intrusion. The footwall lithologies beneath the SK consist dominantly of gabbros, with intercalated ultramafic lithologies. Within the Kuohunki block, detailed logging of the drill data shows that the SK Unit locally truncates its footwall and may transgress the immediate gabbro footwall beneath the SK Unit, as well the UM1 ultramafic unit. Podiform to lensiform PGM mineralization is present withinthe footwall lithologies beneath the SK, as well as within the UM1 ultramafic unit beneath the SK. The highest grade footwall mineralization appears to be located adjacent to areas where the SK unit truncates its footwall. The footwall mineralization thus appears analogous to mineralization identified within the footwall of orebodies such as the Merensky Reef within the Bushveld Complex. The most dense drill spacing within the Narkaus block is of the order of 100 m. With this data distribution there are limitations to understanding the geometry of the lensoid mineralization within the footwall units. There are also profound limitationsto establishing the short range structures of variograms with the present data. DTM surfaces defining these surfaces have been developed by GFAP geologists.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

9              Exploration

9.1          Introduction

A variety of exploration techniques have been used to discover and delineate the PGE-Cu-Ni mineralization in the Suhanko and Narkaus projects. These include the following:

•                  geological mapping of outcrop and subcrop and associated mineralogical and petrological research;

•                  ground-penetrating radar (GPR) surveys for depth to bedrock determination;

•                  aerial photography, both black and white and colour;

•                  induced polarization (IP) surveys

•                  electromagnetic surveys;

•                  gravity surveys;

•                  ground and aeromagnetic surveys;

•                  airborne magnetic and radiometric surveys;

•                  boulder train mapping and sampling;

•                  basal till geochemistry; and

•                  diamond drilling.

Details are provided below.

9.2          Geological Research

Geological research conducted on the Konttijärvi and Ahmavaara deposits has been done in collaboration with the Department of Geology and Mineralogy, University of Oulu, and Outokumpu Mining (earlier Lapin Malmi). The objectives of geological research work have been to resolve issues related to the genetic history of the layered intrusion complexes and associated PGE mineralization.

Research has been based on geological mapping, drilling and geophysical surveys and included analytical, microprobe and microscopic studies on relevant samples.

Whole rock geochemical compositions of major rock types have been measured, as well as the composition of sulphide minerals and PGEs. The local stratigraphy has been determined by the interpretation of cumulus and intercumulus phases from microscopic studies.

Geophysical research includes the interpretation of magnetic, electromagnetic and gravimetric surveys.

The following geological research reports refer to the Konttijärvi and Ahmavaara Deposits of the Portimo Complex:

•                  Alapieti, T.T., Lahtinen, J.J., Hänninen, E., Piirainen, T.A. and Sivonen, S.J., 1989. Platinum-group mineralization in the marginal series of the early Proterozoic Suhanko-Konttijärvi layered intrusion, northern Finland. In Magmatic sulphides - the Zimbabwe volume. Edited by M.D. Prendergast and M.J. Jones. The Institution of Mining and Metallurgy, London, p.177- 187.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

•                  Iljina, M., 1994. The Portimo Layered Igneous Complex, with emphasis on diverse sulphide and platinum-group element deposits. Acta Universitatis Ouluensis. Series A, Scientiae Rerum Naturalium 258, p.1-158.

•                  Iljina, M.J., Alapieti, T.T., Lahtinen, J.J. and Lerssi, J.M., 1989. The Suhanko-Konttijärvi Intrusion and related sulphide and PGE mineralization. In 5th International Platinum Symposium. Guide to the post-symposium field trip, August 4-11, 1989. Edited by T.T. Alapieti. Geological Survey of Finland, Guide 29, p.163-187.

•                  Lerssi, J., Pernu, T., Keränen, T. and Iljina, M (1991). A geophysical study of the Suhanko-Konttijärvi layered intrusion in connection with PGE investigations. Geol. Fören. Stockholm Förh. 113; 55-56.

•                  Rekola, T. (1986). Results of electrical and electromagnetic measurements in Vaaralampi – Niittylampi, Ranua. In Eskola, L.& Fokin, A. (eds.) Electrical prospecting for deposits in the Baltic Shield, issue 1: Galvanic methods. Geological Survey of Finland, Rep. Invest. 73: 73-84.

•                  Vuorelainen, Y., Häkli, T.A., Hänninen, E., Papunen, H., Reino, J. and Törnroos, R., 1982. Isomertieite and other platinum-group minerals from the Konttijärvi Layered Mafic Intrusion, Northern Finland. Economic Geology, 77, p.1511-1518.

9.3          Other exploration

9.3.1                     Ground Penetrating Radar (GPR)

A ground penetrating radar (GPR) survey was conducted in the project area to improve the understanding of the thickness and stratigraphy of the overlying glacial till and glaciofluvial deposits. The overburden thickness was determined to be highly variable due to irregular subcrop topography. GPR is reliable to a depth of 10 meters and therefore the thickness of overburden is defined by drillholes in areas exceeding 10 meters.

The GPR survey was completed and interpreted by Geo-Work Oy. Survey lines were laid in the field by GPS on a grid line spacing varying between 250 m and 500 m. The survey equipment consisted of a SIR-2 type GPR. Several antennas were used for the survey depending on the overburden thickness (100, 80 and 40 Mhz). The 40 Mhz antenna was used where the overburden was thickest. Some 7,990 m of a total 93,743 m were surveyed with the 40 Mhz antenna due to greater overburden thicknesses. All data was collated on PC and interpretations were completed using Haescan software.

The GPR survey was completed in two stages. In April 2001, 29,800 m of grid lines were completed in the Tailings Storage Facility 4 (TSF-4) option area and within proposed waste rock stockpile areas around both Konttijärvi and Ahmavaara. The overburden in these areas was interpreted to consist of glacial tills and overlying peat.

The second phase GPR survey was completed in January and February 2002. The area around and between Ahmavaara and Konttijärvi was completed with an additional 37,820 m of GPR lines. The Tailings Storage Facility-1 (TSF-1) area was covered by 26,123 m of GPR profiles. The general interpretation consists of a subcrop of bedrock with a sedimentary cover of post-ice age till and overlying peat.

West of Ahmavaara and north of Konttijärvi, overburden thicknesses exceed 25 m. A maximum overburden thickness of 49 m was encountered in drillhole KOJ-430. In the project area, the average overburden thickness based on 874 diamond

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland drillholes is 11.3 m. Overburden thickness is greater than 10 m in 371 of the 874 drillholes and averages 20 m.

9.3.2       Aerial Photography

The area has black and white aerial photography coverage from the year 1998 at a scale of 1:60,000. The data is available as photographs and as scanned images

9.3.3       Induced Polarization (IP) Surveying

Induced Polarization (IP) is a current-stimulated electrical phenomenon observed as a voltage response in earth material. The IP method is capable of detecting less than 1% by volume of sulphides in a rock mass.

Outokumpu carried out systematic IP surveys at Konttijärvi during 1983 and 1986 using a dipole-dipole array geometry. The line separation was 25 m with point intervals of 20 m. The depth extent of this survey was limited to between 20 m and 30 m below surface.

APP carried out IP surveys over the Konttijärvi and Ahmavaara deposits in autumn 2000 and spring 2002, using dipole-dipole arrays. The survey of autumn 2000 used a 400 m line spacing with 50 m point separations. The depth extent of this system was 150 m below surface. The spring 2002 survey was an extension of the earlier IP survey and used line separations varying between 250 m and 400 m, while point separation was maintained at 40 m. The depth extent of the system was 60 m below surface.

In spring 2003 APP carried out additional IP surveys over the Konttijärvi area at 200m line spacing. The survey system utilised gradient array IP configuration with survey blocks of 1000m x 1200m in size and an ELLIOT 45A motor generator powered transmitter with maximum 4.5kW output power. The potential electrode separation was 50m and the station interval 25. The depth extent of the system was more than 100m below surface.

9.3.4       Gravity Surveying

Outokumpu carried out gravity surveys from 1983 to 1984. The surveys cover an area extending from Konttijärvi to Ahmavaara with a nominal line spacing of 200 m (Konttijärvi deposit 100 m) and a point interval of 20m. The gravity survey delineated the extent of intrusion bodies, basement lithologies and Proterozoic rocks.

9.3.5       Ground Magnetic Surveying

Outokumpu conducted magnetic surveys over Konttijärvi in 1982. The line separation was 25 m with a point interval of 10 m.

The Ahmavaara deposit was surveyed in 1986 and 1990. The line spacing for the first survey was 50 m with a station interval of 10 m. The second, more detailed survey used a line spacing of 25 m with station intervals of 10 m. APP continued the Konttijärvi magnetic survey to the west, north and east during 2002. Themagnetic survey delineated the presence and location of the peridotite marker present in the Ahmavaara and Konttijärvi deposits.

9.3.6       Very Low Frequency EM (VLF) Surveying

GFAP carried out Very Low Frequency EM (VLF) surveys over the Ahmavaara and Little Suhanko and Kuohunki deposits deposits in summer 2004 with 25 m line spacing and 20 m station intervals, covering an area of 1.9 km². The survey systemutilised a Scintrex VLF-3 receiver system and two transmitter stations, which were Hegeland in Norway (16.4 kHz) and Burlage in Germany (28.4 kHz). The surveys were carried out to delineate zones of massive to semi-massive sulphide mineralisation as well as fractures.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

9.3.7       Other Surveying

Outokumpu has carried out a number of specialised geophysical surveys in the study area since 1980, including electrical mise-a-la-masse, Transient Domain Electromagnetic (TEM), horizontal loop frequency domain EM (Slingram), frequency domain EM soundings (Gefinex) and Very Low Frequency EM (VLF). Frequency domain EM delineated the occurrence and orientation of the Ahmavaara deposit semi-massive Marginal Lower series.

Trial surveys using the down-hole mise-a-la-masse technique were completed at Ahmavaara and Siika Kama in late 2003. These surveys were aimed at defining offhole continuity of sulphide ore bodies. Good continuity was identified at Siika Kama for the SK Reef horizon, but the signature of the footwall mineralisation waspoorly developed.

Additional geochemical surveys have been completed in the GFAP project areas. These surveys include Boulder Train Mapping, Basal Till geochemical surveys, and Hydrogeochemical surveys.

9.3.8       Airborne Geophysical Surveying

The Geological Survey of Finland (GTK) surveyed the study area in 1986 as a part of ‘The Second National Aerogeophysical Mapping Program’. The line spacing was 200 m (EW orientation) and the flight altitude between 30 m and 40 m. The measurement systems consisted of two wingtip magnetometers, a wingtip electromagnetic system (frequency 3113Hz) and a spectrometer for radiometrics (K, U, Th, total counts). The aircraft was a DHC Twin-Otter.

GTK was also contracted to carry out a second airborne survey for APP to cover the Portimo layered complex in the summer of 2002 (Geological Survey of Finland, 2002). This survey was flown using 30 m main terrain clearance and a 50 m line spacing. The entire area was flown in a NS direction with EW-oriented tie lines at 500 m spacings. The measurement system consisted of one magnetometer on the tail boom, two frequency EM (3.1 kHz and 14.36 kHz) on the wing tips and a spectrometer for radiometrics (K, U, Th, total counts). The aircraft was a singleengine high wing turboprop Cessna Caravan I (C 208) (GTK Report, High Resolution 3-in-one Aerogeophysical Survey in Portimo, Ranua, 2002).

9.4          Data quality

GFAP considers that all previous exploration on the Konttijärvi, Ahmavaara and SK properties has been carried out using methods which comply with industry best practice. To a large extent the regional exploration information has been supersededby the large quantity of high-quality diamond drilling carried out at Konttijärvi, Ahmavaara, and on the SK properties.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

10                                  Drilling

10.1                        Downhole geophysics

10.1.1              History

Physical rock properties have been measured in-situ at Konttijärvi in four drillholes and in 15 Ahmavaara drillholes. Suomen Malmi Oy was contracted to survey ten drillholes in 1995. Astrock Oy surveyed three drillholes in 1996, and a further eight drillholes in 2002.

At Konttijärvi, drillholes KOJ-249, 284, 297 and 345 (total 595 m) were surveyed.  The survey methods included were Magnetic Susceptibility (MS), density, resistivity and IP. In the Ahmavaara deposit, MS, density and resistivity were measured in drillholes RN/YP-141, 175 and 177 (total 481 m). In drillholes RN/YP-172 to 180, 182 and 183, MS and resistivity was measured (total 1,171 m).

10.1.2              Magnetic Susceptibility

Magnetic susceptibility probes are designed to measure the magnetic tendency of rocks in a drillhole. Downhole magnetic susceptibility is mainly used at Suhanko for determining stratigraphic domains, i.e.

•                  the presence of magnetite in the peridotite marker;

•                  pyrrhotite in the marginal series gabbros; and

•                  magnetite in basement rocks.

10.1.3              Density

Density was measured downhole using a gamma-gamma probe. The downhole probe provides a continuous measurement of density; however, results were not extensively collected and therefore the density values are not used in mineral resource estimation.

10.1.4              Resistivity

Resistivity identifies conductive minerals such as sulphides, oxides and graphite content in rocks, which assists in the identification of mineralized domain boundaries.

10.2                        Diamond drilling

Since 1981, Outokumpu has completed 189 diamond drillholes with a total length of 13,617 m at the Konttijärvi and Ahmavaara deposits. This drilling was conducted during three phases, from 1981 to 1983, 1986 to 1989 and finally in 1995. APP - GFAP completed a further 986 diamond drillholes during the period from 2000 to June 2004, for a total length of 108,285m.

Up to June 2004, 1175 drillholes with a total length of 121,902m have been completed in the Suhanko project area. Some 121 drillholes, with a total length of 8,502m (6.97% of the total Suhanko drilling) were drilled for geotechnical, metallurgical and site investigation requirements.

These statistics are detailed in Table 6.1.

10.2.1              Drilling Techniques

APP used diamond-drilling techniques exclusively within the bedrock. In areas of thick till overburden, diamond drillholes were pre-collared with a percussion down-

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland hole hammer. A casing is placed within the total thickness of the overburden and remains after completion of the drillhole. Outokumpu used a similar approach.

Four percussion drillholes were completed during 2001 for water pump testing by Knight Piésold. Two drillholes were located at Konttijärvi, totaling 240 m and two at Ahmavaara totalling 206m.

10.2.2              Drillhole Diameters

Outokumpu completed 160 diamond drillholes at Konttijärvi using 32 mm or 42 mm diameter drill core with a total length of 10,295 m (RN/KOJ-1 to 161, excluding RN/KOJ-48). Drillholes were inclined at dips of between 37° and 76°.  The core was not oriented. The drilling programmes were split into the phases detailed below:

•                  RN/KOJ-1 to 5 drilled in 1981;

•                  RN/KOJ-6 to 19 drilled in 1983;

•                  RN/KOJ-20 to 66 drilled in 1986 excluding RN/KOJ-48;

•                  RN/KOJ-67 to 159 drilled in 1987; and

•                  RN/KOJ-160 to 161 drilled in 1989.

Outokumpu completed 29 diamond drillholes at Ahmavaara with a total of 3,322 m using 32 mm or 42 mm diameter drill core. These drillholes include RN/YP-44, 46, 138 to 149, RN/YP-167 to 169 and RN/YP-172 to 183. All holes were inclined at dips of between 45° and 77°. The core was not oriented. The drilling programmes were split into the phases detailed below:

•                  RN/YP-44 and 46 drilled in 1982 at Ahmavaara East;

•                  RN/YP-138 to 149 drilled in 1986;

•                  RN/YP-167 to 169 drilled in 1989 (targeted at HW mineralization RK Reef); and

•                  RN/YP-172 to 183 drilled in 1995

APP introduced wireline drilling methods to the project and drilled 81% of the total number of drillholes using core diameter of either 57.5mm or 61.7mm.

Drilling and sampling procedures are described in Section 10.2.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

11                                  Sampling Method and Approach

11.1                        Introduction

The Konttijärvi, Ahmavaara, and SK deposits have been characterised for mineral resource estimation almost entirely by diamond drilling. The quantities of the drilling (number of holes and meterage) at Konttijärvi, Ahmavaara, and on the SK deposits are detailed in Table 6.1.

11.2                        Drilling Density – Konttijärvi

A drill status plan for Konttijärvi at the time of calculation of the July 2004 resource estimate is shown in Figure 11.1. This shows the 2004 drilling (in red) and the pre-2004 drilling (in blue). The vertical ticks are 200 m and the horizontal ticks 500 m.

Figure 11.1           Konttijärvi drill status plan – July 2004, North to top of page

Drilling at Konttijärvi is generally on 25 m sections, with holes separated by 25 m on section to 100 m depth, although there are some areas of 12.5 m sections, and some areas drilled in even more detail for the purposes of simulating grade control conditions.

11.3                        Drilling density – Ahmavaara

The drilling density at Ahmavaara at the time of the July 2004 resource estimate is shown in Figure 11.2. This figure shows drill traces for all bore holes completed to July 2004, with the outline of sub-cropping mineralisation for reference. The grid illustrated is at 200m spacing. This shows that the average drill spacing at Ahmavaara is 50 m sections, with holes at 25 – 50 m on section. There are two densely-drilled areas with spacings at 25 by 15 m.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 11.2           Ahmavaara drill status plan, 200 m grid for scale – July 2004

.

11.4                        Drilling density – SK deposits

The drill status plans for the SK deposits are shown in Figures 11.3 to 11.5.

Average drill densities for the deposits are as follows:

•                  Siika Kama to 100 m below surface – 100 m x 50 m to 100 m x 100 m in east;

•                  Siika Kama greater than 100 m below surface – 100 m x 200 m;

•                  Kuohunki to 100 m below surface – 100 m x 50 m;

•                  Kuohunki greater than 100 m below surface – 100 m x 100 m;

•                  Nutturalampi to 100 m below surface – 100 m x 100 m; and

•                  Nutturalampi greater than 100 m below surface – 100 m x 500 m.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 11.3           Siika Kama drill status plan, 250 m grid for scale – July 2004

.

Figure 11.4           Kuohunki drill status plan, 250 m grid for scale – July 2004

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 11.5           Nutturalampi drill status plan, 250m grid for scale – July 2004

11.5                        Drill core recovery

All pre-collar drill chips are discarded. Core losses are recorded in the log table of the database and marked as “no core”. Core recovery is generally close to 100% except for minor losses near the till to bedrock interface, within zones of fracturing and in areas of faulting. Core recovery in both deposits is high, with >99% of the meters drilled have a measured core recovery between 90% and 100%. Core recovery statistics for Konttijärvi and Ahmavaara are presented for the drilling completed by GFAP (to 2002) and Outokumpu in Table 11.1, Table 11.2 and Table 11.3. The core recovery statistics for diamond drilling completed at Konttijarvi by Outokumpu are not available.

Table 11.1                                       Konttijärvi GFAP Diamond Drilling Core Recovery Statistics

Recovery %-int.	0-10	10-20	20-30	30-40	40-50	50-60	60-70	70-80	80-90	90-100
Meters	4	2	0	4	5	8	9	12	15	33925

% of total meters	0.01	0.01	0.00	0.01	0.01	0.02	0.03	0.04	0.04	99.83

Table 11.2                                       Ahmavaara GFAP Diamond Drilling Core Recovery Statistics

Recovery %-int.	0-10	10-20	20-30	30-40	40-50	50-60	60-70	70-80	80-90	90-100
Meters	38	5	6	6	19	9	21	29	56	35068

% of total meters	0.11	0.01	0.02	0.02	0.05	0.03	0.06	0.08	0.16	99.46

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Table 11.3                                       Ahmavaara Outokumpu Diamond Drilling Core Recovery Statistics

Recovery %-int.	0-10	10-20	20-30	30-40	40-50	50-60	60-70	70-80	80-90	90-100
Meters	21	1	0	0	2	1	0	2	0	3295

% of total meters	0.63	0.03	0.00	0.00	0.06	0.03	0.00	0.06	0.00	99.19

Snowden has personally inspected a selection of drill core and can confirm that the recoveries as observed appear to be as stated.

11.6                        Downhole Deviation Surveys

Downhole Surveying statistics for drillhole deviation are tabulated below. Current GFAP exploration practice is to use Maxibor downhole surveys to measure downhole dip and azimuth. Maxibor measurements have been collected for 922 of a total of 1421 drillholes (79.1% of the total meters drilled at Suhanko and SK Reefs).

Deposit	Number Holes	DH Survey Method	Metres DH Surveyed	Average Hole Depth	Holes >150 m	% Meters Surveyed	% Holes Surveyed
	647		61001
	322	Maxibor	43315			71.01	49.77
Konttijärvi	292	Clinometer	14295	48	5	23.43	45.13
	4	ReflexIT	809	202	4	1.33	0.62
	29	None	2581	89	9	4.23	4.48
	512		60043
	364	Maxibor	51239			85.34	71.09
Ahmavaara	81	Clinometer	5420	66	7	9.03	15.82
	3	ReflexIT	694	231	3	1.16	0.59
	64	None	2688	42	3	4.48	12.50
	312		58949
SK	236	Maxibor	47907			81.27	75.64
	44	Clinometer	6789	154	21	11.52	14.10
	32	None	4252	132	14	7.21	10.26

Table 11.4                                       Downhole Deviation Survey Statistics – Suhanko and SK deposits

Maxibor measurements have been collected for 922 of a total of 1421 drillholes (79.1% of the total meters drilled at Suhanko and SK Reefs).

Maxibor surveys are normally measured at 3 m station intervals using a 6 m probe length. In heavily deviated drillholes, the station interval is reduced to 1.5 m and a 3 m probe length is used instead. The collar dip is measured with a digital level. Collar azimuth is measured with a tachometer. Maxibor raw data is processed and checked by GFAP before entering the data into drillhole database.

Some 424 drillholes have only partial orientation data, which was measured either with a clinometer or ReflexIT tool. The average length of the affected drillholes is 62m for clinometer surveyed holes and 214 for ReflexIT holes.

There is no downhole survey data for 125 drillholes. These are mostly shallow (<25 m) drillholes, which have been assigned the orientation measured at the drillhole collar. Many of these are recent holes that were drilled within the cleared trial mine areas at Suhanko.

Analysis of the deviations of those drillholes surveyed with Maxibor indicates that the drillholes are generally straight for lengths of up to 150 m. It was thus

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland concluded that using the collar azimuth and measured dip for the drillholes without surveys is acceptable. Analysis further shows that the average dip change is positive and upwards, while the azimuth change is positive and clockwise.

GFAP used a Maxibor tool to downhole survey 322 out of 647 Konttijärvi drillholes (or 50.0% of the total drillholes 71% of the total meters). Four drillholes (KOJ-306, 361, 362, 364) were measured by the ReflexIT technique. Due to the magnetic nature of the rock, the down-hole azimuth deviations measured using ReflexIT were not used and the collar azimuth of the affected drillholes was used as an alternative.  Deviations were not measured for drillholes that were shorter than 43 m . A further 29 drillholes were not surveyed for various reasons (short holes, historic holes, blocked holes). These represent 4.5% of the total meters drilled at Konttijärvi.

At Ahmavaara, downhole surveys and deviations were measured by Maxibor for 236 out of 312 drillholes or 75.6% of the total drillholes (81.3% of the total meters). A total of 81 drillholes or 15.8% of the total drillholes (9% of the total meters) were measured by clinometer. These were mostly short holes drilled without appropriate casing to allow Maxibor survey. Drillholes RN/YP-383, 384 and 388 were measured by ReflexIT. Due to the magnetic nature of the rock, the downhole azimuth deviations measured using ReflexIT have not been used. A further 64 drillholes were not surveyed which represent 4.5% of the total meters drilled at Ahmavaara.

In the Narkaus SK deposits, downhole surveys and deviations were measured by Maxibor for 364 out of 512 drillholes or 71% of the total drillholes (85.3% of the total meters). A total of 44 drillholes or 14% of the total drillholes (11.5% of the total meters) were measured by clinometer. A further 32 drillholes were not surveyed, which represent 7.2% of the total meters drilled at the SK deposits.

11.7                        Core orientation

Current GFAP practice is to orient all diamond drill core for the collection of structural and geomechanical measurements.

11.8                        Drillhole database

All the drilling and associated geological data for Suhanko, Narkaus, and other regional prospects is housed in a custom-designed SQL relational database, with Datashed software used as the front-end management tool. The database was designed and built by Maxwell Geoservices (Australia) based on similar systems in operation at the St Ives Gold Mine (owned and operated by Gold Fields). The database has built-in validation systems to prevent geological overlapping and incorrect sample intervals, and many other data control features. The database utilizes user security levels to prevent unauthorized access to data as well as data corruption through simultaneous multiple users. The database is audited from time to time by both GFAP staff and by external parties.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

12                                  Sample Preparation, Analysis, and Security

12.1                        Core management

GFAP has a well-defined core processing system for the Suhanko and Narkaus projects. Figure 12.1 illustrates in flowchart form the logging and cutting procedures which are undertaken. The core storage and logging facility is indoors, allowing safe and efficient logging and processing year-round.

Figure 12.1           Core management flowchart and illustration of procedures

Core is processed in the following order:

•                  meter marking of drill cores;

•                  magnetic susceptibility measuring;

•                  geological logging;

•                  geotechnical logging;

•                  marking of the samples for assaying;

•                  core photographing;

•                  core cutting;

•                  sampling;

•                  bulk density measuring; and

•                  storage

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

All activities in the above flowchart are carried out by GFAP employees. However, Snowden has reviewed the logging and core processing procedures and considers them to be commensurate with industry best practice.

12.2                        Bulk density determination

12.2.1              Introduction

The GFAP geological database contains bulk density (‘BD’) measurements from three different laboratories and determinations by two different techniques. The “source laboratory” and “method” are recorded in the database, although currently this data is missing from some older APP data and some regional exploration drill-holes.

BD measurements completed by Genalysis, a commercial laboratory located in Perth, Western Australia, were undertaken with a Pycnometer (marked in the database as “Pycnometer” and “Genalysis”). BD measurements by GTK, a commercial laboratory located in Rovaniemi, used the weight in water and weight in air method (water displacement).

12.2.2              Historical Measurements

APP traditionally utilised the weight in water method for BD determination. An independent audit was commissioned in 2001 to check on the GTK method. A selection of samples was sent to Genalysis for determination by Pycnometer. The initial results showed the difference could be as much as 10% (this was not expected as the samples are non-porous and should not show such a large difference). Additional samples were sent to Genalysis for further test work and subsequent analysis suggested the difference between methods was closer to 2-3%. This was considered to be acceptable and APP decided to continue with GTK’s BD measurements.

At the request of Arctic Platinum the June 2001 resource modelling (Snowden, 2001b) project included a detailed statistical validation of the existing BD data.  Initial analysis confirmed that average BD values at Konttijärvi had increased by around 2% to 3% since the completion of the June 2000 resource model (Table 12.1).

Table 12.1                                       Comparison between total 2001 and 2000 bulk density values, Konttijärvi

	2001						2000
Domain	Samples	Min t/m3	Mean t/m3	Max t/m3	Std Dev.	COV	Sample s	Mean t/m3
Hangingwall	248	2.77	2.97	3.21	0.05	0.02

Peridotite marker	799	2.80	2.95	3.15	0.07	0.02	20	2.89

Konttijärvi Pyroxenite	620	2.68	3.00	3.20	0.08	0.03	41	2.94

Marginal gabbro	821	2.64	3.00	3.21	0.10	0.03	58	2.91

Hybrid gabbro	1999	2.62	2.94	3.27	0.12	0.04	144	2.92

Basement	4118	2.58	2.81	4.74	0.11	0.04	139	2.79

Portimo dykes	45	2.90	3.10	3.26	0.07	0.02

Basement outside faults	35	2.64	2.76	2.83	0.04	0.01

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Further analysis of the BD population distribution within stratigraphic domains showed a consistent pattern of bimodality in the Konttijärvi data. A comparison of the measurements obtained from the two methods showed that the pycnometer measurements were consistently higher than the water displacement method results, thus causing the bimodality noted in the initial analysis (Table 12.2). The conclusion of APP and Snowden was that the weight in water method was most accurate and APP directed Snowden to utilise only the GTK data for resource estimation from that point forward.

Table 12.2               Comparison Between Bulk Density Results Derived From Different Measurement Techniques

	GTK		Genalysis
Homogeneous domain	Samples	Mean (t/m3)	Samples	Mean (g/cc)
Hangingwall	52	2.93	196	2.98

Peridotite marker	382	2.89	417	3.01

Konttijärvi pyroxenite	307	2.94	314	3.05

Marginal gabbro	503	2.98	318	3.04

Hybrid gabbro	1,114	2.90	886	2.99

Basement	2,529	2.77	1,589	2.87

Portimo dykes	4	2.96	41	3.11

Basement beyond boundary Faults	16	2.74	19	2.76

Total	4,907	2.85	3,780	2.95

Currently all bulk density measurements are done by GFAP, at the GFAP core logging facility in Rovaniemi, using the water displacement technique. The database contains a total of 24,924 bulk density measurements completed on half core samples using the water displacement technique, and 6,542 pycnometer measurements made on pulverized material.

12.2.3              Density Determination Procedure

Density Measurement Equipment Calibration

GFAP uses an A&D–3000 balance to weigh BD samples. The GFAP standard sample is a 511.39 g (weight in air) sample of lacquered granitoid. The GFAP standard sample was weighed 20 times to check any variation caused by the balance.  The measurement accuracy achieved was equivalent to a BD variation of 0.001 t/m3, which is well within acceptable limits of analytical error.

Two drillholes previously measured by GTK (KOJ-202 and RN/YP-212) were selected for control measurement tests. These tests demonstrated a very strong correlation between APP and GTK results, even though it was not possible to identify exactly the same core pieces in every case.

Density Measurement Procedure

The following procedure applies:

•                  two to three pieces of half-core (approximately 1000 g) are selected from each 1m-sampled interval;

•                  samples are marked with a permanent ink marker as 1, 2 and 3;

•                  samples are then weighed together in air and water (first air, then water).  Samples are not coated; and

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

•                  data is collected by a dedicated computer program and automatically written to the GFAP database.

QA-QC on bulk density

Standards are repeated after approximately every 20 samples and plotted on a density measurement quality control sheet. A technician checks standard repeats and, in the case of unacceptable variation, the samples are inspected by the geologist and repeated. Repeats are written to the database for future references.

12.3                        Assay QA-QC

12.3.1              Current practice

Core samples from the Konttijärvi, Ahmavaara, and Narkaus projects are subject to a variety of quality assurance – quality control (QA-QC) measures. These measures are built into the sample preparation and analysis scheme, which is detailed in flowchart form in Figure 12.2. GFAP currently uses two main laboratories for assays from the Suhanko project – the GTK (Finnish Geological Survey) laboratory in Rovaniemi, and Genalysis in Perth. All sample preparation is being carried out at GTK and pulps are then shipped to Perth for umpire sampling. Currently, PGE (effectively Pd and Pt) and gold are determined by conventional fire assay, using a standard lead flux at both GTK and at Genalysis. The analysis is carried out by ICP at both laboratories – GTK uses an optical emission spectrometer (ICP-AES) and Genalysis uses a mass spectrometer (ICP-MS). Base metal assays are also carried out at both laboratories on a second split of the pulp. Both laboratories use an aqua regia digest followed by ICP-OES finish. It is noted that the aqua regia only provides a partial digest – in other words, base metals in sulphide and sulphate form are extracted, but not silicate-hosted species. Snowden has carried out a number of analyses of QA-QC data (Snowden, 2002, Snowden, 2004). In the latter report it is noted that one of the check base metal batches assayed at Genalysis was (mistakenly) carried out using a total digest in contrast to the partial aqua regia digest mentioned above. The corresponding Ni, Cu, and Pb assays were correspondingly higher than their GTK counterparts. The other check batches, digested using aqua regia, show good correspondence to the original GTK samples. These enhanced base metal values are only of importance if non-sulphide (and sulphate) base metals are to be won from Suhanko concentrates at the smelters.

Ian Glacken of Snowden carried out inspections at both of these laboratories during 2004 and is happy that sample preparation and assaying are being carried out to industry standards. A small issue relating to blind submission of standards to the GTK laboratory was rectified. Both the Snowden 2002 and 2004 studies note that, overall, the QA-QC data shows that the primary (GTK) laboratory is preparing and assaying for PGEs, Au, and base metals diligently. Snowden has also reviewed GFAP’s internal core handling, data processing and QA-QC procedures and notes that these are of a very high standard.

12.3.2              2003 review – Smee and Associates

APP commissioned a review of QAQC by Barry Smee of Smee and Associates (Vancouver, Canada) in February 2003. Mr. Smee is acknowledged as a leader in the field of assay QAQC practices. APP retained Smee and Associates to:

•                  Audit the GTK Laboratory in Rovaniemi and give recommendations as to the best course of action for the next round of exploration.

•                  Give a seminar to the APP exploration staff regarding laboratory protocol and exploration “Best Practices”.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

•                  Undertake a brief review of previous QC data generated by APP to-date, make recommendations as to any other methods that may be useful.

The conclusions are presented in Smee (2003), but are summarized below:

Figure 12.2           GFAP current core sampling protocol

Arctic Platinum - Core Sampling Protocol

Core Sample. Marked for cutting with centre line mark. Average 1m samples, approx 4kg
Cut Core, diamond Saw. ½ Core cut
½ Core to Retain
½ Core for Assay
1 in 27 retained Core samples are submitted as a Field Core Duplicate for sample prep and assay
Coarse Crush Core sample. Nugget Crusher, 70p2mm
QC Sample Frequency is designed for 30 Pot Oven Batches at Laboratories.
Includes the following:
1 APP Standard (CRM) per oven batch
alternate 1.0g/t, 2.g/t, 3.0g/t 2PGE+Au
1 Core Duplicate per batch
1 Coarse reject per batch
1 Field Blank per batch.
In addition, 10% (1 in 10) of all pulps are duplicated and sent to secondary Laboratory as a Check Assay
Labs will also include:
Pulp Duplicate
Reagent or Sample Blank
Standards
Coarse Crush Sample To be 1/2 Split
Crush Sample, Riffle splitter, ½ split. 2kg for assay, 2kg retained as Coarse Reject
2kg Split Sample to Pulveriser
2kg Split Sample to Retain - Coarse Reject
2kg total crush sample pulverised in LM5 Mill to 90p100µm
1 in 27 Split Coarse Reject is submitted as Coarse reject Sample Duplicate for Sample Prep and Assay.
2kg pulverised pulp sample. To be sub sampled for assay
APP and GTK currently assessing alternate sub sampling routines to replace Mat Roll. Anticipate new sub sample routine March 2004
Mat Roll Pulp sample. Imprint Grid over pulp and subsample 50g for PGM FFA and 100g for BM Analysis
50g Subsample for PGM FFA
1 in 10 pulps has Duplicate sample taken which is retained, and submitted at secondary laboratory as Check Assay.
100g Subsample for Base Metal analysis
"QC SPARE" 50g Subsample for PGM FFA as Check Assay
"QC SPARE" 100g Subsample for Base Metal analysis as Check Assay

Page 1

•                  the primary crushing set-up at the GTK laboratory was inadequate in that the initial crushing step resulted in too coarse a product (2 cm), which was not then being adequately pulverized at the milling stage;

•                  the pulp splitting procedure was inadequate;

•                  there was no use of pulp preparation blanks;

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

•                  the PGE standards used internally at the GTK laboratory should be certified using a round robin testing procedure;

•                  a 30-pot fire assay furnace should be obtained;

•                  a new, lower-grade certified base metal standard is required; and

•                  the current 15g sample weight for high-sulphide fire assay samples should be verified by experimentation.

Snowden has verified that almost all of these recommendations have been implemented, either by GFAP or by GTK. The outstanding items are the lack of a pulp splitting device and the analysis of the 15g charge for high Sulphide fire assay samples. GFAP has informed Snowden that a pilot test of direct scooping from the pulveriser bowl versus mat rolling showed no appreciable difference; however, Snowden has yet to view these results.

12.3.3              Snowden analysis of GFAP QA-QC data – 2002 and 2004

Snowden carried out two studies of the assay quality assurance data generated by GFAP (Snowden 2002, Snowden 2004). The 2002 report covered the historical QA-QC data up to July 2002, and made the following conclusions:

•                  Overall analysis of quality control data for platinum, palladium and gold, relating to duplicates, blanks and standards submitted with routine exploration diamond drillhole samples from Narkaus and Suhanko prospects has not identified any critical issues which would adversely affect the material outcome of current resource estimation.

•                  Routine evaluation of quality control data is a “best practice” approach which Snowden highly recommends, enabling problems to be identified sooner rather than later, when they can be far more easily dealt with and corrected.  Snowden understands that routine quality control assay data checking and action procedures have now been put in place by Arctic Platinum, which is to be commended.

•                  Snowden recommends that preparation of standards based on directly relevant prospect rock types is routinely undertaken at a commercial laboratory familiar with the requirements of such procedures, rather than on site. It is understood that GFAP is currently acting on this. It will improve the quality of standards used in routine quality control analyses.

•                  The quality of analytical work carried out at Genalysis Laboratories appears superior to that at GTK Laboratories.

•                  Repeatability characteristics for platinum and palladium at Suhanko are consistently very good through all datasets and for both laboratories.

•                  Gold assay repeatability at Suhanko is consistently poor throughout the various sets of duplicate data, and has precision levels of the same order across the various sets and for both laboratories. This shows that it is a characteristic of the mineralisation, and not a function of subsampling or assaying technique.

•                  Overall, analysis of the QC data relating to blanks submitted with routine samples from (Narkaus and) Suhanko has not identified any problems which would materially affect the outcome of current resource estimation. Reassay work would, however, improve the reliability and quality of the resource estimate.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

•                  Overall analysis of the quality control data relating to standards submitted with routine samples from Narkaus and Suhanko has not identified any critical problems which would materially affect the outcome of current resource estimation. However, suggested follow-up work would improve the reliability and quality of the resource estimate, and highlights the merit of having such follow up work carried out on a routine basis.

•                  Snowden is of the opinion that the precious metals assays used in current resource estimation are validated by umpire assay comparison with Genalysis nickel-sulphide fire assay work, and by satisfactory routine standard reference material analyses at GTK. Nevertheless, there is a discrepancy of approximately 10% between GTK’s original platinum and palladium work, and lower grade umpire assays by XRAL laboratories.

•                  With respect to check assays on second halves of core, all dataset comparisons show an acceptable degree of scatter and no significant bias. For all three precious metals at Ahmavaara and Konttijärvi, the percent of data with precision worse than +/-10% is around 35 - 45%, while the percent of data with precision worse than +/-20% is 10 – 13% at Ahmavaara and 14 – 18% at Konttijärvi. Theses figures are quite acceptable for precious metal “field duplicates”.

Since the 2002 report, GFAP has made changes to its standards preparation procedure. GFAP collects pulps at specific grade ranges, and sends these pulps to CDN Laboratories in BC. They produce certified standards from the Suhanko and Narkaus material. A round robin is carried out at 5 labs, with certification by B Smee. CDN currently produces a range of high quality CRM’s for PGE and Au. GTK uses one of their commercial standards.

The 2004 Snowden study made the following conclusions:

•                  Overall analysis of quality control data for platinum, palladium and gold, relating to duplicates submitted with routine exploration diamond drill hole samples from the Suhanko prospects has not identified any critical issues which would adversely affect the material outcome of current resource estimation.

•                  The analysis of base metals has not identified any critical issues which would adversely affect the material outcome of current resource estimation.

•                  Routine evaluation of quality control data is a “best practice” approach which Snowden highly recommends, enabling problems to be identified sooner rather than later, when they can be far more easily dealt with and corrected.  Snowden understands that routine quality control assay data checking and action procedures have now been put in place by GFAP, which is to be commended.

•                  Snowden recommends that preparation of standards based on directly relevant prospect rock types is routinely undertaken at a commercial laboratory familiar with the requirements of such procedures, rather than on site.

•                  The quality of analytical work carried out at Genalysis Laboratories appears to be superior to that at GTK.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

•                  Quality control data shows that gold behaves differently to platinum and palladium at the Suhanko prospects. This probably reflects a less even distribution of gold.

•                  Of the base metals Zn performs universally badly but this is likely to be due to the majority of samples being at, or very close to, the detection limit of the GTK laboratory.

•                  The base metals, Cu, Ni, S, Pb, Co and Zn, show good repeatability at GTK; however, there are variable biases evident when the pulps have been repeated at Genalysis. Ahmavaara Cu, Ni and S repeats report approximately 10% higher when assayed at GTK; however, there is a weak to 10% bias lower at Konttijärvi.

•                  Co shows no bias with good repeatability and Zn shows a weak to approximately 10% higher bias from GTK for elevated (>40 ppm) values for samples from Konttijärvi.

•                  The variable nature and relatively minor magnitude of the biases evident when umpire assaying has been completed leads Snowden to conclude that inherent differences in laboratory techniques are the cause and are therefore unavoidable.

12.4                        Sample security

In Snowden’s opinion, GFAP takes reasonable steps to ensure the security of samples from the drill site through to the database. These include

•                  careful boxing of core at the drill rigs and transport to ensure that core jumbling does not occur;

•                  annotation of hole ID and depth both on the core trays and as in-core markers;

•                  piecing together and orientation of each core run prior to core photography (wet and dry);

•                  double-bagging of half core samples and securing of the bags with permanent quick-ties during transport to the GTK laboratory;

•                  retention of both coarse rejects and pulps in secure locked storage; and

•                  retention of half core in secure storage.

These measures do not guarantee that the samples are totally immune from tampering, but the secure storage of the remaining half core, the coarse rejects, and the pulps means that any suspicion of fraudulent behaviour can always be resolved by reference to the original sample, which has been retained.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

13                                  Data Verification

Snowden has not taken independent samples from Konttijärvi, Ahmavaara, or the SK Reef deposits. However, on site visits to the Konttijärvi and Ahmavaara trial excavations it was noted that sulphide-rich PGE-base metal mineralisation was plainly visible in situ. It is also noted that the reconciliation of the trial mining parcels through the GTK pilot plant (BMGS, 2004) demonstrates a reasonable correspondence with both diamond drill assays and blasthole grade control assays. The nature of the mineralisation is such that there is generally a good correlation between the presence of visible sulphides (chalcopyrite, pyrrhotite, and pentlandite), copper assays, nickel assays, and PGE values. As such the mineralisation is partly visible in nature.

Sampling independent of GFAP from both Ahmavaara and Konttijärvi has been carried out by Lycopodium for the purposes of metallurgical test work. Summary details of all metallurgical testwork are tabulated in Section 14. This largely confirms the PGE, Ni and Cu grades as detailed in the 2004 Mineral Resource estimate.

Bulk samples for the SK Reefs have not been taken. In 2002 APP selected composite drill core composite samples by mineralisation and grade categories for preliminary metallurgical test work. This work was completed by Process Research Associates in Canada.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

14                                  Metallurgical Test Work

A considerable number of metallurgical test programs have been completed since December 2000. These are summarised below. In the majority of cases sample selection was completed by APP – GFAP personnel and the test programs were managed by Lycopodium Pty Ltd.

Table 14.1             Summary Details of Metallurgical Test Work completed since 2000

Test Stage	Laboratory	Location	Testing Period	Samples	Tests Conducted
Stage 1	Mintek	Johannesburg, RSA	August to December 2000	21 samples from 4 drill holes from the Konttijärvi and Ahmavaara deposits were prepared as well as 4 lithological composites.	Preliminary grind size, grind strategy and flotation review.

Stage 2	Process Research Associates(P RA)	Canada	reported November 2001	53 individual drill hole samples were tested. These were from the 11 lithologies representing the Konttijärvi and the Ahmavaara orebodies.	Preliminary grind size and flotation variability review.

Stage 3	VTT – Laboratory Bench Testing	Outokumpu, Finland	August – December 2001	Drill core samples of the 11 different Konttijärvi and Ahmavaara lithologies were prepared.	5 individual lithologies were tested at different grind sizes in Rougher/Scavenger tests. Composites of Konttijärvi and Ahmavaara were subjected to open circuit cleaning tests.

Stage 3	VTT – Mini Pilot Plant	Outokumpu, Finland	August to December 2001	2 Konttijärvi and 2 Ahmavaara composites and an Konttijärvi- Ahmavaara composite were prepared from the drill core samples supplied for the bench testing referred above.	The mini-pilot plant was operated to develop grade recovery relationships and prepare concentrate samples for testing. Various flotation parameters were evaluated.

Stage 3	VTT – Pilot Plant	Outokumpu, Finland	February to March 2002	Samples from the Outokumpu Trial Pits were tested. Blends of Konttijärvi Peridotite Marker, Pyroxenite, Gabbros and Basement ores were evaluated.	The pilot plant was operated to develop grade recovery relationships with different grind sizes and circuits, including gravity recovery. Concentrate samples were prepared for downstream testwork.

Phase 1	SGS, Lakefield	Johannesburg, RSA	August 2001 to January 2002	The samples were prepared from the Stage 3 lithological samples at VTT as described above and freighted to SGS.

Bench testing evaluated the 11 individual lithologies and blended talcose and non- talcose composites. 69 tests were conducted and evaluated grind size, circuit configuration (MF1 or MF2), flotation time and open circuit cleaning. Bond Ball Mill grinding indices were determined.

Phase 2	SGS, Lakefield	Johannesburg, RSA	reported February 2002	An “Overall” composite and talcose and non-talcose composites were prepared from the samples provided to SGS for the Phase 1 work.

The majority of the work was conducted on the “Overall” composite and reviewed grind size, grinding circuit configuration(MF1 or MF2), reagent options and usage including depressants and collectors, flotation pH and flotation residence time.

Phase 3	SGS, Lakefield	Johannesburg, RSA	February to July 2002

New drill core samples of the 11 different lithologies were prepared at VTT and sent to SGS for preparation of a “Master” composite. Variability samples of each lithology, high and low grade composites of each ore body as well as composites representing different phases and years of mine production were also prepared. The “Master” composite was prepared based on the AMC February 2002 mine plan first 4 years of production.

The testwork formed the basis of the 2002 Feasibility Study. Approximately 80 tests reviewed grind size, grinding circuit configuration, reagents, flotation pH, concentrate regrind, and open circuit cleaning. Variability tests were conducted on each lithology as well as composites representing different stages on mine production. Locked cycle flotation tests were conducted on the “Master” composite. Comminution tests including Advanced Media Competency Tests and JK Drop Weight tests and variability Rod and Ball Mill Work Index tests on selected drill core intervals were conducted.

Phase 4	SGS, Lakefield	Johannesburg, RSA	May to September	New samples of the 11 different lithologies were sent to SGS for	93 tests reviewed the outcomes of the Phase 3 work and the Feasibility Study

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Test Stage	Laboratory	Location	Testing Period	Samples	Tests Conducted
			2003, reported November 2003.	preparation of a “Life of Mine” composite sample as well as talcose and non-talcose blends as required. The “Life of Mine” composite was prepared based on the AMC February 2002 mine plan.

report investigating grind size and configuration, flotation pH, reagents, flotation time, separate size flotation and cleaning strategies. Copper nickel separation was evaluated in 4 tests. Acid washing of New Feed and Rougher/Scavenger concentrates prior to cleaning was evaluated in 12 tests.

Phase 4, extended	SGS, Lakefield	Johannesburg, RSA	Oct 2003 to June 2004

New variability samples were provided by APP to SGS. These consisted of a range of low, medium and high 2PGE+Au grades as well as sulphur grades for all of the 11 Konttijärvi and Ahmavaara lithologies. 90 plus samples. Acid wash testing of the Phase 4 “Life of Mine”(LOM) composite continued.

Variability float tests on 16 individual samples at standard conditions. Optimisation testing of a Konttijärvi, an Ahmavaara and a Konttijärvi-Ahmavaara composite were conducted. Reagent additions, depressant type, primary and regrind grind size and flotation pH were reviewed. Acid wash tests on the Phase 4 LOM composite.

Stage 4	G&T	Canada	November to December 2003	Rougher Concentrates and Tails samples from SGS test on Phase 3 “Life of Mine” composite sample.	Mineralogical Modal Analysis.

Stage 5	G&T	Canada	January to March 2004	Konttijärvi Talcose and Non- Talcose composites prepared from Phase3 “Life of Mine” Composite sample and Phase 4 variability samples.	Copper Nickel separation development testwork, supported by Mineralogical Modal Analysis.

Stage 6	AMMTEC	Perth, Australia	March/April 2004	A Konttijärvi Non-Talcose composite prepared from Phase 4 variability samples was used for the development work. A Konttijärvi and an Ahmavaara blend were used for comparative performance tests.	Copper Nickel separation testwork.

Stage 6A	AMMTEC	Perth, Australia	April 2004	Suhanko Concentrate from 2001 GTK Pilot Plant campaign.	The purpose was to conduct a copper- nickel separation for subsequent leach testing of the nickel concentrate

Stage 6B	Western Minerals Technologies	Perth, Australia	May to July 2004	Nickel concentrate from AMMTEC flotation separation testwork.	Activox Testwork (Fine Grinding to 10 micron and pressure oxidation at 110°C), followed by flotation of residues. Mineralogical analyses of flotation concentrate and tailings.

Stage 6C	SGS Lakefield	Perth, Australia	May to July 2004	Nickel concentrate from AMMTEC flotation separation testwork.	Pressure oxidation testwork at temperatures between 110°C and 200°C. Mineralogical analyses of residues.

Stage 7	GTK, previously VTT	Outokumpu, Finland	April to July 2004, preliminary reports prepared.	11 lithological samples were provided from the Konttijärvi and Ahmavaara trial pits mined in April 2004.

Pilot Plant preparation of Bulk concentrate samples for downstream process testing. A series of laboratory bench tests evaluating the Bulk flotation process as well as Copper-Nickel separation were conducted.

Stage 8	G&T	Canada	September 2004, ongoing	2 composites were prepared from Phase 4 variability samples for the testwork. These were a Konttijärvi / Ahmavaara: 76 / 24 blend and a Konttijärvi / Ahmavaara: 24 / 76 blend.	Copper Nickel separation development testwork.

Phase 5	SGS, Lakefield	Johannesburg, RSA	July 2004 ongoing	11 lithological samples were provided from the Konttijärvi and Ahmavaara trial pits mined in April 2004 to GTK Finland. Samples of each lithology were prepared from these and sent to SGS.	Rougher/Scavenger, Open Circuit Cleaner and Locked Cycle tests were conducted on each lithology and on various blends of the lithologies representing different stages of planned mine production.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

15                                  Mineral Resource Estimate

15.1                        Summary tabulation of Mineral Resources

15.1.1              Konttijärvi and Ahmavaara

The Mineral Resources for Konttijärvi and Ahmavaara were estimated by Snowden in August 2004 (Snowden 2004a, 2004b). The resources are tabulated in Table 15.1, and are reported above a 2PGE+Au cut-off of 1 g/t.

Table 15.1                                       2004 Tabulation of Suhanko resources and comparison with 2003

	Tonnes (Mt)		Grade (g/t 2PGE+Au)		Metal (000’s oz 2PGE+AU)		Individual Metal Grades 2004
Project	2004	2003	2004	2003	2004	2003	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Konttijärvi
Measured	19.3	13.3	2.45	2.68	1,524	1,142	1.81	0.51	0.13	0.17	0.08
Indicated	10.6	9.7	2.30	2.41	786	754	1.70	0.49	0.12	0.17	0.07
Sub Total Measured & Indicated	29.9	23.0	2.41	2.65	2,310	1,896	1.77	0.50	0.13	0.17	0.08
Inferred	8.9	12.6	2.06	2.27	593	917	1.54	0.41	0.11	0.17	0.04

Ahmavaara
Measured	19.3	21.1	2.22	2.13	1,383	1,440	1.69	0.36	0.17	0.30	0.12
Indicated	25.1	8.0	1.72	1.64	1,387	423	1.30	0.26	0.16	0.28	0.10
Sub Total Measured & Indicated	44.4	29.1	1.94	2.06	2,770	1,863	1.47	0.31	0.16	0.29	0.11
Inferred	15.6	32.7	1.63	1.78	821	1,870	1.21	0.26	0.16	0.23	0.08

Ahmavaara East
Measured	0.0	0.0	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00
Indicated	12.3	0.2	1.65	1.64	653	9	1.23	0.29	0.14	0.23	0.08
Sub Total Measured & Indicated	12.3	0.2	1.65	1.64	653	9	1.23	0.29	0.14	0.23	0.08
Inferred	7.8	16.1	1.55	1.54	391	798	1.15	0.26	0.13	0.23	0.08

Total Suhanko
Measured	38.6	34.3	2.34	2.42	2,907	2,582	1.75	0.44	0.15	0.23	0.10
Indicated	47.9	17.9	1.83	2.13	2,826	1,187	1.37	0.32	0.14	0.24	0.09
Total Measured & Indicated	86.6	52.2	2.06	2.32	5,732	3,768	1.54	0.37	0.15	0.24	0.09
Total Inferred	32.4	61.4	1.73	1.88	1,806	3,586	1.29	0.31	0.14	0.21	0.07

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

These resources have been classified and reported in compliance with NI 43-101.  Ahmavaara East has been combined with Ahmavaara in the 2004 resource estimate, but has been separated for the purposes of comparison with the 2003 figures. The resource was estimated and reported by Paul Blackney, Shaun Hackett, Elizabeth Haren and Alex Trueman of Snowden, all of whom are independent of GFAP. The relevant certificates are presented in Section 17.

15.1.2              SK Reefs

The SK Reefs are tabulated in Table 15.2. The total comprises an estimate of the Kuohunki reef completed by SRK in July 2004, and estimates of the Nutturalampi and Siika-Kama reefs completed by Snowden in 2002 and 2003 respectively. The SK Reef resources are reported above a 1.0g/t 2PGE+Au cut-off above 100 m depth and above a 2.0g/t 2PGE+Au cut-off for areas deeper than 100 m.

Table 15.2                                       2004 Tabulation of SK resources and comparison with 2003

	Tonnes (Mt)		Grade (g/t 2PGE+Au)		Metal (000’s oz 2PGE+AU)		Individual Metal Grades 2004
Project	2004	2003	2004	2003	2004	2003	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
SK Reef
Measured	0.0	0.0	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00
Indicated	6.1	0.0	3.56	0.00	696	0	2.72	0.77	0.07	0.10	0.10
Sub Total Measured & Indicated	6.1	0.0	3.56	0.00	696	0	2.72	0.77	0.07	0.10	0.10
Inferred	20.0	25.6	4.15	4.23	2,671	3,482	3.17	0.90	0.09	0.11	0.11

SK Reef Footwall
Measured	0.0	0.0	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00
Indicated	0.0	0.0	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00
Sub Total Measured & Indicated	0.0	0.0	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00
Inferred	23.3	17.5	2.26	2.45	1,696	1,377	1.76	0.44	0.06	0.09	0.05

Total SK Reef
Measured	0.0	0.0	0.00	0.00	0	0	0.00	0.00	0.00	0.00	0.00
Indicated	6.1	0.0	3.56	0.00	696	0	2.72	0.77	0.07	0.10	0.10
Total Measured & Indicated	6.1	0.0	3.56	0.00	696	0	2.72	0.77	0.07	0.10	0.10
Inferred	43.3	43.1	3.14	3.51	4,367	4,859	2.41	0.65	0.07	0.10	0.08

The resources were estimated by Michael Harley of SRK (Kuohunki) and by Shaun Hackett and Paul Blackney of Snowden, all of whom are independent of GFAP.  Their certificates are presented in
Section 17.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

15.1.3              Total Arctic Platinum Resource

The total Arctic Platinum resource base is tabulated below. Total Measured and Indicated resources now account for 55% of the resource tonnes, and 51% of PGE+Au metal. This compares with 33% and 31% respectively in 2003.

Table 15.3                                       2004 Tabulation of Total Arctic Platinum comparison with 2003

	Tonnes (Mt)		Grade (g/t 2PGE+Au)		Metal (000’s oz 2PGE+AU)		Individual Metal Grades 2004
Project	2004	2003	2004	2003	2004	2003	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Arctic Platinum
Measured	38.6	34.3	2.34	2.42	2,907	2,582	1.75	0.44	0.15	0.23	0.10
Indicated	54.0	17.9	2.03	2.13	3,522	1,187	1.52	0.37	0.14	0.23	0.09
Sub Total Measured & Indicated	92.6	52.2	2.16	2.32	6,429	3,768	1.62	0.40	0.14	0.23	0.09
Inferred	75.7	104.5	2.54	2.60	6,173	8,444	1.93	0.50	0.10	0.15	0.07

Details of the individual estimates are presented below.

15.2                        Konttijärvi estimate

15.2.1              Overview

The 2004 Konttijärvi resource estimation builds on work carried out by Snowden for the 2003 estimation. New data and new understanding of the mineralisation controls have been incorporated in to the 2004 estimation. The approach taken in 2003 has been used for 2004 with only minor changes such as unfolding of sample data.

Preliminary engineering analysis indicated that mining cut-off grades needed to be higher than those utilized in the 2002 resource. These observations and conditions required the development of the 5 mE by 5 mN by 4 mRL recoverable resource estimate. A recoverable resource estimate is one in which estimation is carried out initially into large blocks or panels. A change of support correction is then made to this estimate to indicate the proportion of each panel, in units of 5 mE by 5 mN by 4 mRL, which is potentially recoverable at various cut-off grades.

Conditional bias – that is, the underestimation of high sample grades and the overestimation of low sample grades - was minimised in 2003 by increasing the estimation panel size to 25 mE by 25 mN by 4 mRL, which was found to be the optimal panel size based on kriging neighbourhood and conditional bias analysis. The 5 mE by 5 mN by 4 mRL recoverable resource estimate was developed from the 25 mE by 25 mN by 4 mRL ordinary kriged model using uniform conditioning based on the 2PGE+Au variable.

The results of the 2004 resource estimation process are tonnage and grade estimates for the two blocks sizes mentioned above that have been classified into Measured, Indicated and Inferred confidence categories according to NI43-101 guidelines.  Both estimates incorporate internal dilution, but no allowance has been made for edge dilution between ore and waste material. The 5 mE by 5 mN by 4 mRL block size report (Table 15.1) also includes an allowance for ore and waste misclassification during mining based on the assumption of a 10 m by 10 m grade control drill grid and the grade continuity conditions measured from the exploration data. This is commonly referred to as an information effect adjustment.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

The 2004 25 mE by 25 mN by 4 mRL panel model was estimated using ordinary kriging, the same methodology as was applied for the development of the 2002 resource estimate. The differences between the 2002 and the 25 mN by 25 mE by 4 mRL panel size 2004 resource estimates are therefore mainly a result of changes to the drillhole database and the geological interpretation. A significant difference between the 2003 and the 2004 Konttijärvi estimates is the recognition of a hydrothermal, structurally-controlled mineralization system for PGE, Au, Cu, and Ni, which essentially sits below the previously-recognised magmatic mineralization system.

The 2004 recoverable resource model has been validated by comparison with global change of support models, derived using the discrete Gaussian change of support technique, and by comparison with conditional simulation results from test areas within the Konttijärvi deposit. Both comparisons support the predictions obtained from the uniform conditioning method, and indicate that conditional bias is absent at the scale of the mineralisation domains. The conditional simulation analysis also suggests that conditional bias is minimal for 4 Mt to 5 Mt parcels of mineralisation if the estimation process is informed by drillhole data on a 25 m by 50 m grid or better, which is the current nominal drill spacing over much of the Konttijärvi mineralization.

The recoverable resource model predicts that selective mining (5 mE by 5 mN by 4 mRL) will produce less tonnage at a higher grade for slightly less metal above a mining cut-off than the 25 mE by 25 mN by 4 mRL model. This selective mining response appears attractive to a potential mining operation that incurs high processing costs.

Compared to the 2002 estimate, the 2004 model contains more Measured and Inferred tonnage and less Indicated tonnage. The increased Measured component reflects the influence of the findings of the conditional simulation analysis, which demonstrated that parts of the resource estimate informed by drill hole data on a 25 m by 50 m grid or better provided global precision levels that were commensurate with higher confidence. The additional drillhole data incorporated into the Konttijärvi database has also influenced the component of the resource assigned to the Measured category. Mapping of trial excavations and regional mapping supported continuity in the Layered Series but was less conclusive for the Basement Middle and Lower domains. The Basement domains within the three smaller fault blocks were downgraded from Indicated in the 2002 estimate to Inferred in the 2004 estimate. In general, many parts of the Basement Middle and Lower domains failed to achieve the drill grid spacings required for promotion to high confidence categories due to their greater depth below surface.

15.2.2              Drillhole data supplied

A preliminary Konttijärvi drillhole database was received from GFAP in the form of Datamine binary files on the 18th of June 2004. A Datamine macro used to code the drillhole intervals with the geological interpretation was also supplied. Updates to the drillhole database were supplied on the 22nd of June, and contained corrections to various errors noted by Snowden.

Each database was subjected to a range of basic data consistency checks including some initial grade statistics and visual comparisons of data coding relative to the wireframe models representing mineralisation domaining. The final drillhole database, received from Arctic Platinum on the 22nd of June 2004, included several minor corrections to errors identified in the earlier version and included additional assay results.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

The drillhole database contains 506 resource drill holes, 122 drill holes more than 2003. Most of the additional holes are in two areas of close spaced, shallow drilling.  Figure 11.1 shows the holes used in the 2004 update.

15.2.3              Geological model

GFAP provided the final geological model for Konttijärvi on the 22nd of June 2004 which incorporated a number of edits requested by Snowden.

The most significant change in the interpretation since 2003 is to the Layered Series.  APP’s 2003 interpretation modelled the Layered Series as a single unit. Since then, the Layered Series has been identified as two graduated units, an upper Magmatic component and a lower hydrothermal component. To reflect this, GFAP has divided the Layered Series into two units, based on geological and grade characteristics. Boundaries between the Layered Series and the Basement Upper have been modified based on further geological review. The Upper Peridotite Marker has not been modelled as a separate mineralisation domain for 2004. The interpretation also included three fault blocks, as shown in Figure 15.1.

Figure 15.1           Plan view of Konttijärvi interpretation showing fault blocks

In addition to the geological interpretation, a stratigraphic interpretation was supplied by GFAP. This includes the following units (from the youngest downwards):

•                  Till;

•                  Hangingwall rocks;

•                  Upper Pyroxenite;

•                  Peridotite;

•                  Pyroxenite;

•                  Marginal Gabbro;

•                  Hybrid Gabbro;

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

•                  Portimo dykes; and

•                  Basement.

15.2.4              Unfolding

Previous Konttijärvi estimates used search orientation domains to align the variogram and search ellipses to the local mineralisation orientation. The 2004 model uses unfolding to remove fault offsets and tilting between fault blocks by reducing all mineralisation to a common plane relative to the mineralisation hangingwall. This allows grade estimation to be carried out across fault boundaries, and thus increasing the samples available to inform grade estimation panels in the smaller fault blocks. Unfolding was carried out using Datamine software.

15.2.5              Domain definition, statistical and geostatistical analysis

Domain definition was confirmed using moving window statistics and simple averages of the samples within the fault blocks and stratigraphic units. The result of this was the domains as defined in Table 15.4

Table 15.4             Estimation domains selected for Konttijärvi by code (MINCODE)

Domain (MINCODE)	Description
201.1	Layered Series Magmatic, western and Main fault blocks

201.2	Layered Series Hydrothermal, western and Main fault blocks

211.1	Layered Series Magmatic, Konttijärvi East

211.2	Layered Series Hydrothermal, Konttijärvi East

301	Basement Upper, all fault blocks

401	Basement Middle, all fault blocks

501	Basement Lower, all fault blocks

601	Layered Series Low Grade, restricted to Layered Series

701	Portimo Dyke

801	Basement Upper Waste Zone, restricted to Basement Upper

A statistical analysis of the most appropriate composite length suggested that 2 m downhole composites would be most appropriate. These were generated within the domains defined in Table 15.4, and composites were generated using an optimal compositing algorithm which minimised the occurrence of residuals. The samples in each domain were subject to declustering analysis in order to define the most appropriate set of weights for global mean comparison.

All of the domains defined above were then subject to univariate statistical analysis for the elements Pd, Pt, Au, S, Cu, Ni, Zn, Co, Pb. The variable 2 PGE+Au (ie. Pd, Pt, and Au added together) was analysed in addition to the individual elements. The results demonstrate that most domains are positively skewed, with some approaching lognormality.

The individual elements were also assessed for the linear (Pearson’s) correlation coefficient. The results show that correlations are strong within the group Pd, Pt, and Au, with Cu being moderately to strongly correlated with this group in most

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland domains, and Ni and S less strongly correlated. The data was analysed for the need to apply top cuts – these were generally applied in domains and elements featuring high coefficients of variation, but were also applied at relatively high percentiles – very few domains had top cuts which affected more than the top 1% of the respective population.

All elements and domains were subject to continuity analysis by the definition of variograms (strictly semi-variograms). In many cases a Gaussian transform was applied to the data to improve the modelling of the variogram. Variograms were generated for all variables in both normal (Euclidean) space and in Gaussian space.  Data for Gaussian variograms was obtained by applying a Gaussian anamorphosis to the data using the method of Hermite polynomials. In summary, the nugget variances (nugget effects) for the layered series elements tended to be lower (c.25% of the total sill), whereas the variograms for the basement units were characterised by higher nugget effects. This is thought to reflect the greater structural control on mineralisation in the (hydrothermal) basement domains. As a general comment the unfolding process introduced in 2004 has improved the variograms compared to the 2003 model (which was not unfolded).

15.2.6              Grade estimation

All domains were subject to kriging neighbourhood testing – the purpose of this exercise is to adjust the estimation parameters (search, octant parameters, minimum and maximum numbers of samples, etc.) so as to minimize the degree of conditional bias in the model. The results of conditional bias testing show that the key measures of conditional bias (the regression slope and the kriging efficiency) have, in general, increased from the 2003 estimate, suggesting that either the unfolding process and/or the increased drilling levels will improve the estimation efficiency. However, despite these issues there are still parts of the model which will be subject to significant conditional bias – this will be represented in the resource classification.

The volume model was built using a panel size of 25 mE by 25 mN by 4 mRL, with a minimum subcell size of 5 mE by 5 mN by 1 mRL for filling the block model between wireframe surfaces or within wireframe solids. Bulk density was applied to the model using default values per domain, as detailed in Table 15.5.

Table 15.5             Bulk density values applied per domain in the 2004 Konttijärvi model

Unit	RCODE	Density
Air	10	0.00

Till	50	2.10

Hangingwall	100	2.91

Upper Pyroxenite	800	2.94

Peridotite	200	2.94

Pyroxenite	300	2.99

Marginal Gabbro	400	2.96

Hybrid Gabbro	500	2.93

Portimo Dyke	700	3.00

Basement	600	2.80

Uncoded Blocks	1000	2.80

The initial estimation was carried out using conventional ordinary kriging into the 25 mE by 25 mN by 4 mRL panels. All domain boundaries were treated as hard for the

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland purposes of estimation. The search strategy for estimation was based upon the results of the conditional bias testing. The large panel model was validated by graphical inspection, by comparing the domain averages for input composites versus model panel grades and by generating grade profiles along the easting axis (pseudo strike direction) of the model. The comparison between input and output averages was generally adequate, with the exceptions being those domains with less Pb, Zn and Co data compared to the other elements, and the smaller domains such as the Layered Series Low Grade.

The large panel model was then used as the basis for a recoverable resource estimate, which was generated using the uniform conditioning (discrete Gaussian) technique. The uniform conditioning was carried out on the 2PGE+Au variable, which was derived as the sum of the individual Pd + Pt + Au values, and assumes a selective mining unit of 5 mE by 5 mN by 4 mRL. In addition to the straight uniform conditioning value (which derives the proportion of the panel – and the grade – theoretically available at various cut-off grades), an information effect correction was made to the data. This represents the fact that the information available at the time of mining is constrained by the grade control drill spacing (assumed here to be a 10 m by 10 m spacing). The other elements (principally S, Ni, and Cu) values were derived using a simple regression technique from the recoverable 2PGE+Au value (if the correlation coefficient was greater than 0.5); if the correlation was worse than this then the entire panel grade was assigned. This is a conservative approach as it is likely that higher grades may be achieved though the selectivity inherent in the grade control process.

The results of the recoverable resource estimation show that the Konttijärvi orebody is largely amenable to a selective mining strategy, resulting in higher grades but at the expense of a lower tonnage.

The recoverable resource models were further validated by cross-checking against a discrete Gaussian global change of support model. This is derived from the composites and the Gaussian variogram for each domain. The results show, for most domains and elements at the cut-offs of interest, a good comparison to the uniform conditioning recoverable resource estimates.

The recoverable resource model was subdivided into ‘parcels’ representing the proportion of a panel available at a given cut-off grade (in units of one SMU or greater), and was output for pit optimization.

15.2.7              Resource classification

The Konttijärvi deposit has been classified by Snowden according to the definitions in NI43-101. The classification was based largely upon the drilling density, but also took into account the results of a bedrock mapping exercise conducted at Konttijärvi in 2004, which demonstrated that the layered series was very continuous, but that the basement series was prone to disruption by faulting. This resulted in lower confidence levels being applied to the basement series than to the layered series for similar drilling densities. The resource classification criteria are detailed in Table 15.6.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Table 15.6               Criteria used for resource classification, 2004 Konttijärvi resource estimate

Mineralised Domain	Parameter Description
Layered Series	Measured Category if within Main or Eastern blocks and drill grid 50 m by 50 m or better.

Indicated Category if within Main or Eastern blocks and drill grid wider than 50 m by 50 m or if located within Fault Blocks 1, 2 or 3.

Inferred Category if extrapolation beyond last drill hole further than approximately 20 m.

Layered Series Low Grade	See Basement Upper.

Basement Upper	Measured Category if within Main or Eastern blocks and drill grid 25 m by 50 m or better.

Indicated Category if within Main or Eastern blocks and drill grid no worse than 50 m by 75 m.

Inferred Category if drill grid poorer than 50 m by 75 m or if extrapolation beyond last drill hole greater than approximately 20 m or if located within Fault blocks 1, 2 or 3.

Basement Middle	Inferred Category irrespective of drill hole density which was typically low.

Basement Lower	Inferred Category irrespective of drill hole density which was typically low.

Portimo Dyke	See Basement Upper.

15.3                        Ahmavaara estimate

15.3.1              Overview

The 2004 Ahmavaara resource estimate is an update of the 2003 estimate, with a refined geological interpretation and significant amounts of additional drill hole data.  This estimate utilises the recoverable resource estimation technique of uniform conditioning to predict the tonnage and grade characteristics of the mineralisation for a 5 mE by 5 mN by 4 mRL selective mining unit.

Conditional bias was minimised by maintaining the estimation panel size at 50 mE by 50 mN by 4 mRL. This was the smallest optimal block size based on kriging neighbourhood and conditional bias analysis. Sub-celling was used to ensure compatibility with the mineralisation geometry defined by the geological interpretation.

The 5 mE by 5 mN by 4 mRL recoverable resource estimate was developed from the 50 mE by 50 mN by 4 mRL ordinary kriged panel model using uniform conditioning based on the 2PGE+Au variable.

This process resulted in the 2004 resource being estimated at both of the block sizes described above, and these have been classified into Measured, Indicated and Inferred confidence categories using NI43-101 guidelines. Resources have been estimated for the Ahmavaara and Ahmavaara East areas. The down-dip extent of the Ahmavaara orebody, located outside expected open pit limits, remains largely untested and this portion of the resource (125 Mt at a zero cut-off grade) was assigned to the unclassified category as it represented considerable extrapolation beyond the limits of the drill hole data. This tonnage has been excluded from the reporting.

Both estimates incorporate internal dilution, but no allowance has been made for edge dilution between ore and waste material. The 5 mE by 5 mN by 4 mRL

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland estimate includes an allowance for ore and waste misclassification during mining, based on the expectation that a 10 mE by 10 mN drill pattern will be used for production grade control and assuming the grade continuity conditions revealed by the exploration data.

The 2004 50 mE by 50 mN by 4 mRL block size model applies unfolding techniques to track the variable dip and strike orientations of the mineralisation rather than multiple search orientation domains. The differences between the large panel 2003 and 2004 estimates are therefore due to the refined interpretation and new data.

Due to the increase in drill density in the north-east portions of the deposit, Snowden anticipates that conditional bias has been reduced in the majority of the deposit.

In comparison to the 2003 resource estimate, the 2004 model contains significantly more Indicated Resource and a commensurate reduction in Inferred Resource, with almost no net change in the classified material. The increased Indicated component is almost entirely in response to the significant amounts of new drilling in the north-east.

15.3.2              Drillhole data supplied

An updated final drillhole database for Ahmavaara was supplied by GFAP in June 2004. Snowden performed sample selection, coding, and validation using the database and mineralisation wireframes

15.3.3              Geological model

The Ahmavaara sectional interpretation of mineralisation domains was constructed by GFAP. Snowden assisted with the digital capture of the interpretation. The digital version of the interpretation included “snapping” of strings to the drillholeson nominal section lines. These strings were then wireframed together to form either three dimensional surfaces or solids.

The layered nature of most of the mineralisation allowed these domains to be represented by a series of surfaces. With the exception of the uppermost and lowermost surfaces, each surface represented the footwall and hangingwall of adjacent domains.

The only mineralisation domains that were not handled as paired surfaces were the two Hangingwall domains and the Basement Xenolith domain. A separate solid wireframe was constructed for each of these small domains located above the main mineralised sequence. Details of the mineralization domains utilized is presented in Table 15.7.

The process for capturing the Ahmavaara stratigraphic interpretation was conceptually identical to that applied for the mineralisation domains.

The stratigraphic wireframe surfaces were used to represent surface topography and the base of tillite. The surface topography is the same as used for the 2003 resource estimate and no allowance has been made for the removal of tillite that has occurred to allow small amounts of bulk sampling within the resource.

The tillite surface was ultimately used to the control the up dip limits of the stratigraphic and mineralisation interpretations.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Table 15.7               Mineralisation domains used in the 2004 Ahmavaara estimate

Domain (MINCODE)	Description

101	Hanging Wall Surface (HW1)

111	Hanging Wall Surface (HW2)

501	Basement Xenolith

201.1	Upper High Grade (UHG)

201.2	Higher grade sub-domain

311.1	Upper Low Grade (ULG)

311.2	Higher grade sub-domain

301.1	Central Barren Zone (CBZ)

301.2	Higher grade sub-domain

321.1	Lower Low Grade (LLG)

321.2	Higher grade sub-domain

401.1	Lower High Grade (LHG)

401.2	Higher grade sub-domain

After statistical appraisal of the domain data each of the main domains was divided in to lower and higher grade sub-domains to reduce the influence of non-stationarity.

15.3.4              Unfolding

Due to the stratigraphic controls on mineralisation at Ahmavaara, it was decided to adopt an unfolding technique for the estimation of grades for the resource model.  This approach also has the advantage of reducing the number of search orientation domains employed for estimation.

The essence of an unfolding technique is that folded strata, in this case a folded and faulted structure exhibiting a change in strike and dip over the interpreted deposit, and the drillhole samples intersecting them are ‘unrolled’ to represent the situation prior to folding and faulting, but after the mineralisation event. Geostatistical analysis can then be carried out with samples representing the pre-folding and faulting arrangement, as can estimation of grades.

The unfolding and subsequent estimation of grades in the unfolded strata was carried out using Datamine software.

15.3.5              Domain definition, statistical, and geostatistical analysis

GFAP, with the assistance of Snowden, created a downhole composited drillhole database for resource estimation. This composite database was generated from raw drillhole sample intervals which had been assigned to mineralisation domains(MINCODE) based on the wireframed sectional interpretation compiled by GFAP.  Following on from the findings of the 2003 resource estimate a composite length of 2 m downhole was adopted for this generation of resource estimation. The minimum composite length allowed was 0.5 m.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Each of the 13 domains was subject to univariate statistical analysis. The mean grade patterns revealed by the analysis demonstrates that the mineralisation domaining has achieved the desired grade population outcomes, inasmuch as the two highest grade domains (201 and 401) show significantly higher average 2PGE+Au, Pd, Pt and Au grades than the surrounding lower grade domains (311 and 321), and that the Central Barren Zone (CBZ - 301) is lower grade than all other domains. The effectiveness of subdividing each of the major domains into lower and higher grade regions is also demonstrated by the average grade data. Statistics show that the vast majority of the grade distributions for all elements in all domainsare positively skewed, the only exceptions being smaller domains where low numbers of samples make skewness difficult to judge (101 and 111). Many of the element distributions approximate lognormality. Where this is not the case, the main reasons are either population mixing our inadequate samples to make a clear determination.

Bivariate correlation coefficients (Pearson’s correlation coefficients) were generated for all of the significant elemental combinations. The correlation between 2PGE+Au and Pd and Pt is very strong, as expected, with correlation coefficients ranging from 0.91 to 1.00. The correlation between 2PGE+Au and Au is not as strong and is dependent on the domain, with the correlation coefficients ranging from 0.43 to 0.81. Both Cu and Ni have generally stronger correlations with 2PGE+Au than Au. S has a variable correlation with 2PGE+Au with stronger correlations being exhibited by domains located lower in the stratigraphic sequence.  Co exhibits a similar correlation pattern to 2PGE+Au as S. With the exception of one domain, Zn shows no correlation with 2PGE+Au. Pb shows absolutely no correlation with 2PGE+Au. The relatively benign Coefficient of Variation values revealed by most elements in most domains suggested that the need for top-cutting of data prior to grade estimation was relatively limited. Under these conditions, each element population distribution was assessed primarily for the presence of high grade outliers. Once identified, limited top-cutting of the data was applied to reduce the potential influence of any outliers.

Variogram analysis for Pd, Pt, Au, Cu, Ni, S, Pb, Co, Zn and for the combined 2PGE+Au variable was completed in the unfolded coordinate system. A preliminary analysis of anisotropy was completed using Supervisor software. After determining principal axis directions, the results were transferred to Isatis for the calculation of the Gaussian variography required for kriging parameter development.  In many cases a Gaussian transform was applied to the data to improve the modelling of the variogram. Variograms were generated for all variables in both normal (Euclidean) space and in Gaussian space. Data for Gaussian variograms was obtained by applying a Gaussian anamorphosis to the data using the method of Hermite polynomials. In summary, anisotropy in all domains is weak or absent.  Variogram structure is generally good, particularly at the longer ranges. The high grade sub-domains exhibit much higher short scale variance than the associated low grade sub-domains. This may reflect the higher grades and the structural complexity of these sub-domains. Insufficient close spaced data exists to perform the necessaryanalysis of short scale variance required for optimal uniform conditioning.

15.3.6              Grade estimation

All domains were subject to kriging neighbourhood analysis in order to minimize conditional bias. This resulted in the derivation of an optimal set of kriging parameters for grade estimation. Kriging efficiency results show considerably more variation with panel size, with the kriging efficiency generally increasing as panel size increases for the Lower Grade sub-domains. The Higher Grade domains show kriging efficiency decreasing as the panel size increases above 50 mE by 50 mN.  The kriging efficiency achieved by a 50 mE by 50 mN by 4 mRL panel configurationis generally the best for all domains. The panel size results obtained support the

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland selection of a panel configuration of 50 mE by 50 mN by 4 mRL. While larger panels do provide better kriging efficiency results in some domains, the decision was made to proceed with a 50 mE by 50 mN by 4 mRL panel size due to the observations that larger panels would rarely fit entirely within the geometry of the mineralisation domains and that these panels would be much larger than the ranges of influence demonstrated by variography. The decline in regression slope observed for the larger panels is interpreted to be due to the large dimension of the panels relative to the grade continuity.

A volume model was created to represent the mineralisation domains using the mineralisation wireframes. The codes used to identify the different domains are stored in a field called MINCODE and are identical to those used for the drillholes (Table 15.7). Model creation used a parent cell size of 50 mE by 50 mN by 4 mRLwith a minimum sub cell size of 5 mE by 5 mN by 0.5 mRL for filling the panel model between wireframe surfaces or within wireframe solids. An example of the panel model is shown in Figure 15.2.

Figure 15.2        South-north section on 30,520 mE through Ahmavaara panel model

A volume model was also created using the stratigraphic domains – this was largely used to allocate bulk density to the resource estimate. Densities were derived as domain averages based upon extensive measurement carried out by GFAP during 2003 and 2004. Table 15.8 shows the densities used for the Ahmavaara modelling and the comparison with the 2003 figures.

Grade estimation into the 50 mE by 50 mN by 4 mRL panels was via ordinary kriging, using the parameters derived in the kriging neighbourhood testing exercise.  Full details of these parameters are provided in Snowden (2004b).

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Table 15.8               Density values used for resource model, 2004 and 2003

Stratigraphy	SG – 2004	SG – 2003

Upper Peridotite	2.95	2.90

HW	2.91	2.90

Peridotite Marker	2.92	2.91

Ahmavaara Pyroxenite	2.95	2.95

Marginal Upper	2.94	2.94

Marginal Central	2.95	2.95

Marginal Lower	3.02	3.03

Basement	2.84	2.81

Basement Xenolith	2.90	2.89

The panel model was validated against the input data using the following techniques:

•                  visual validation of the model and data in section and plan views;

•                  comparison of composite and model grades on scatter-plots;

•                  comparison of average grades by domain; and

•                  comparison of average grade trends by easting.

The results of validation (presented in Snowden (2004b)) demonstrate that the model is a fair representation of the input data.

In addition to the large panel model, a recoverable resource model was derived using uniform conditioning. When determining the profitability of a project it is important to determine the grade and tonnes characteristics of the deposit at the desired mining selectivity. Traditional linear estimation techniques such as kriging rely heavily upon the grade continuity and sample density being capable of supporting an unbiased estimate at the panel size required by selective mining. Due to these constraints, linear estimation techniques commonly fail to provide unbiased estimates of recovered ore tonnes and metal, exposing the project to increased resource and financial risk. In many cases, especially when selective mining options are being evaluated, the size of the larger kriged panels that minimises conditional bias bears little significance to the required smaller selective mining unit (SMU) used for mining. In this case, the kriged panel estimates may result in grade-tonnage relationships that are too smoothed for the SMU to be mined. Non linear estimation techniques such as uniform conditioning provide a means of calculating unbiased estimates of ore and metal content for a range of SMU sizes and grade cut-off values within a larger panel. In order to derive a recoverable resource estimate for Ahmavaara, uniform conditioning was undertaken based on the 2PGE+Au variable using the Isatis geostatistical software package.

At the feasibility stage there is never perfect knowledge of the SMU block grades due to wide spaced exploration drillholes. While the understanding of the SMU block grades improves once close spaced production grade control sampling is available, the discrimination of ore and waste remains imperfect to some degree.  The information effect takes this fact into account by incorporating some ore loss and waste gain into the SMU block grade and tonnage data predicted by the uniform conditioning process. The information effect is implemented by including the expected grade control sample spacing into the uniform conditioning process in addition to the SMU block size and the grade continuity model, which at this stage is determined from the exploration data. The information effect parameters at

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Ahmavaara were determined using a 10 mE by 10 mN by 2 mRL grade control pattern and a 5 mE by 5 mN x 4 mRL SMU block plus the dispersion variance of the estimated SMU block and the estimated covariance between the estimated and true SMU grade. The information effect parameters were incorporated into the uniform conditioning post-processing at the Gaussian anamorphosis stage when the SMU block anamorphosis function is created. The results of the uniformconditioning process are shown in Figure 15.3. This figure also shows the comparison with a discrete Gaussian global change of support.

Figure 15.3            Tonnage-grade curve comparison of panel model with UC model and global change of support, domain 201.1

As was the case with Konttijärvi the other elements (principally S, Ni, and Cu) values were derived using a simple regression technique from the recoverable 2PGE+Au value (if the correlation coefficient was greater than 0.5); if the correlation was worse than this then the entire panel grade was assigned. This is a conservative approach as it is likely that higher grades may be achieved though the selectivity inherent in the grade control process.

15.3.7              Resource classification

During 2003 and 2004 GFAP removed a segment of the overburden from the Ahmavaara resource to allow surface mapping and the collection of bulk metallurgical samples. While Snowden has had only limited exposure to the mapping data, it is understood that the observations from the mapping have been used to refine the geological interpretation of the deposit. This work has also generally increased the confidence in the geological interpretation and this has been considered during the resource classification process. The classification of the Ahmavaara resource into Measured, Indicated and Inferred confidence categories was ultimately based on a combination of geological domaining and drill grid density. The choices made included consideration of issues derived fromvariography, kriging neighbourhood results and geological confidence. Guidance on geological confidence issues was provided by GFAP.

Figure 15.4 summarises the resource classification scheme utilized at Ahmavaara.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

Figure 15.4        Summary of resource classification scheme, Ahmavaara

The outermost red outline defines the limits of the Inferred resources. Any resource located outside this boundary was assigned to an ‘unclassified’ category and was not included in the total resource reporting. Within the red envelope, the blue and green boundaries define the limits of Indicated material. Within the blue boundary, the Upper High Grade was upgraded from Indicated to Measured, based on the higher geological confidence. The black boundary denotes the limits of Measured material.  All material within this domain was assigned to a Measured confidence category.

Several other geological rules were applied to some of the smaller mineralisation domains that override the purely spatial rules described above:

•                  all of the 101 Hangingwall domain was considered to be Inferred based on its geological continuity;

•                  if initially assigned to a Measured category, the 111 Hangingwall domain was downgraded to Indicated based on its geological continuity; and

•                  if initially assigned to a Measured category, the Basement Xenolith (501) domain was downgraded to Indicated based geological uncertainty.

In addition to the geological considerations, each confidence category was broadly based on a nominal drill grid spacing. The Measured confidence category targeted areas covered by either a 25 m by 50 m or a 50 m by 25 m drill grid. Ultimately, an area covered by a regular 50 m by 50 m pattern in the north-western corner of the black outline in Figure 15.4 was also accepted as Measured. The Indicated category targeted regions covered by a ‘nominal’ 50 m by 50 m to 75 m by 75 m drill grid. In the western portion of the green outline (Figure 15.4), the drill grid is, on average,better than this spacing. However, local complexity of geological structures dictated that this region should remain in the Indicated category. The Inferred category covers the down dip extensions of the deposit supported by widely spaced drillholes that demonstrate the presence and continuation of the host lithologies.

The tabulated resource figures for Ahmavaara and Ahmavaara East are given in Table 15.1.

The most significant difference between the 2003 and 2004 resource models has been the transfer of over 75 million tonnes of material from the Inferred to Indicated category. This has been entirely due to the additional drilling completed and subsequent upgrade in confidence since the 2003 estimate.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

15.4                        SK horizon resource estimates

15.4.1              Nutturalampi and Siika-Kama estimates

The current Mineral Resource estimates for the Nutturalampi and Siika-Kama zones of the Narkaus intrusion are based upon work carried out by Snowden in 2002 and 2003 respectively. GFAP geologists interpreted mineralisation domains in cross section, based on PGE grade cut-offs and stratigraphy. GFAP supplied a series of downhole intersections representing the mineralised domains. Each mineralised domain represents material within a stratigraphic unit above a 0.5 g/t 2PGE+Au grade cut-off.

An initial reference surface was built for each structural block. The reference surface represents the most continuous and planar mineralisation surface for each set of mineralisation domains. The reference surface was then used as the initial surface for creation of all other related surfaces. Surfaces representing the top and bottom of each mineralised domain were created in sequence away from the reference surface, using the previous surface to create the next. The true width (TW) of each drillhole intersection was calculated at each drillhole using the local orientation of the previous surface and the desurveyed drillhole orientation. An estimate of true width was made at each wireframe point using a first pass inverse distance weighted (IDW) estimation, followed by nearest neighbour (NN) estimation to inform any remaining points. The next surface was created by offsetting points on the previous surface by the estimated true width in a direction perpendicular to the previous surface.

A standard density of 2.95 t/m3 was applied to all mineralised domains. This value was supplied by GFAP. Prior to undertaking the estimation of block grades, the drillhole composites and domain blocks were all projected onto a horizontal plane to simplify the process. This was done to remove the influence of undulations in the otherwise shallow to moderately dipping tabular structures. Each domain was individually projected onto a horizontal domain using its hangingwall surface as a reference. Snowden considers the projection method to be a satisfactory compromise for the resource update, particularly for the Siika Kama deposit, but notes that the steeper average dip of the Nutturalampi deposit is nearing the practical limits of the technique.

Pd, Pt, Au, Cu, Ni and S grades were estimated for each mineralisation domain using the top-cut drillhole composites located within the domain. Ordinary kriging was used to estimate grades into 10 mE by 10 mN by 4 mRL blocks. This block size is much smaller than the resolution available from the current drill grid; however, the small block size was necessary to obtain an adequate representation of the geological interpretation. The actual resolution of the model within any given mineralisation plane will be much coarser than this block size but has not been assessed during this analysis.

Sample search criteria were based on the variography models. For Siika Kama, maximum search radii of 250 m along strike, 400 m down dip and 10 m across the plane were applied. For Nutturalampi, maximum search radii of 250 m along strike, 250 m down dip and 10 m across the plane were applied. In addition to these searchconstraints, a minimum of 3 composites were required for a block estimate. The maximum number of composites was set to 32. No more than 4 composites could be selected from each drill hole located within the search ellipse.

15.4.2              Resource classification Siika Kama and Nutturalampi

The entire Nutturalampi resource, within a 50m perimeter around drilling is classified in the Inferred Resource category.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

The Siika Kama resource to within an approximate 50m perimeter around drilling is classified as Inferred Resource. That portion of the SK Reef horizon (excluding all footwall mineralisation) as Siika Kama which occurs within the better drilled (average 50m x 50m) central portion of the deposit has been classified into the Indicate status. This is based on the high geological continuity, more regular nature of the reef compared to footwall, and clearer understanding of the mineralizing controls for this horizon.

15.4.3              Kuohunki resource estimate

The Kuohunki Mineral Resource estimate was updated in 2004 by SRK following drilling in 2003 and 2004 by GFAP. GFAP provided a series of wireframe surfaces that described the interpreted boundaries to the mineralization units that are hosted within the distinct lithologies of the Kuohunki block. Surfaces that delineated the following interpreted entities were provided to SRK as a set of Datamine triangulated surfaces:

•                  Top and Bottom surface of SK mineralisation;

•                  Top and Bottom of the FW1A mineralization;

•                  Top and Bottom of the UM1 mineralisation; and

•                  Top and Bottom of the FW2C mineralization.

In addition, surfaces defining the base of the overburden identified within the drillholes and the surface topography were provided to SRK. Two drillhole files were also provided. One contained samples composited over the width of the mineralised units; the second contained 1 m downhole composites, with the relevant assay data. All composites have been coded to identify the stratigraphic unit containing the mineralization. Two fault-loss areas have been defined associated with faults that have been identified within the stratigraphy. The block volume of each stratigraphic unit that intersects the fault loss areas has been excluded from the Mineral Resource estimates. Additionally, there is a sedimentary channel feature that erodes the SK unit within the south central part of the Kuohunki block. Blocks inthe SK model that intersect the erosion channel have also been excluded from the resource estimation. GFAP has also defined a perimeter within which it is considered that a Mineral Resource may be defined. External to this perimeter APO consider that any estimates would represent exploration potential. Whilst on site, SRK examined some of the drill cores sampled from the Narkaus intrusion, as well as examining the drillhole plots and sections showing drillhole data within the Narkaus intrusion.

No detailed SG data have been provided within the drillhole data supplied to SRK.  For the purposes of this exercise, a global SG of 2.95 t/m³has been applied.

SRK chose to model the SK unit as a seam-model. The motivation for this decision came from the consideration of the continuous and tabular nature of the SK Unit.  The SK unit ranges in thickness from 0.5 m to approximately 20 m, with much ofthe area characterised by the SK Unit being between 2.5 m and 5 m in thickness.  The wireframes defining the upper and lower surfaces of the SK unit wereintersected against a 50 m x 50 m block model, such that the vertical increment of each block represents the average perpendicular thickness of the SK unit within the block cell. This type of model flattens the SK unit for the purposes of the modelling. The data used for the modelling of grades within the SK Unit are composited across the width of the SK unit, such that a single value exists for each drillhole that intersects the SK unit. The footwall units in contrast were modelled asblocks. The block size used for the footwall units was 50 m x 50 m x 3 m. The block footprint of 50 m x 50 m was considered the smallest possible size given the drillhole spacings. The blocks intersected the individual footwall units and an

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland intersection volume between each block and the relevant wireframes was stored into each block. This figure defines the ‘ore volume’ within each block.

For the SK and footwall units, a recoverable resource modelling approach was considered because the drill data are too widely spaced to consider that the block estimates will be conditionally unbiased and will correctly reproduce the grade-tonnage curve. Additionally it is not possible to consider directly estimating the SMUs that might be accessible via selective mining without significant smoothing of these estimates. The recoverable resource modelling process used was uniform conditioning. Within this approach, an information effect correction was applied assuming that a specific grade control pattern would be used at the time of selection.  In all cases, the grade control pattern used was a 10 m x 10 m drill grid and all SMUs are assumed to have 5 m x 10 m dimensions. The SK unit SMU has a vertical increment that equals the layer width, whereas the footwall unit SMUs are assumed to be based on a 3 m bench height.

When estimating tabular units it is generally preferable to estimate the accumulation service variable (product of grade and width) and the width and develop grade estimates of blocks using the quotient of the accumulation and width variables. In the SK horizons the gross variability in grades appears to be practically independent of the thickness variations.

SRK developed a linear model of coregionalisation describing the spatial variance and cross variance of the grades of Pd, Pt, Au, Ni and S. This model formed the basis of a cokriging estimation of Pd, Pt, Au, Ni and S grades. Following the development of the cokriged grades, GFAP requested that copper be added to the estimation suite as well. To achieve this objective within the time frame required for the reporting of the results, copper was estimated using ordinary kriging of the copper grades, using the same search parameters applied in the cokriging estimates.

The cokriged estimates for the individual elements were compared with the average drillhole composite grades for the purposes of validation. The results showed an acceptable match with the model grades.

The SK estimates appear to be quite reasonable with respect to the estimation quality indicators. In contrast the estimates developed for the footwall units are of significantly poorer quality. Ideally one would prefer kriging efficiency values as close to 100% as possible and regression slopes (Z|Z*) as close to 1.0 as possible.  In cases where the kriging efficiencies fall to zero, or even below zero, it is preferable to use a global mean value rather than the kriged value, because the error variance in applying the mean grade is equal to the block variance. One issue to consider regarding the use of a global mean grade is as follows: within the FW2C and FW1A units, higher grades appear to be developed adjacent to areas where the SK truncates its footwall, whilst lower grades are considered developed more remotely to these generally thicker pods. Accordingly it is preferable to use a local mean grade within each of the thicker pods. Unfortunately the local data do not permit a reliable estimate of the local mean. In order to overcome the conditional bias present within ordinary kriging estimates of the various footwall units, SRK completed the estimation of the footwall units using Simple Kriging with a global mean grade based on observed declustered grades.

Previous Mineral Resource estimates have been stated relative to the 100RL surface.  This surface is approximately 100m beneath the topography. Results above this surface have been quoted at a 1g/t 2PGE+Au cut-off grade. SRK estimated the recoverable resources in terms of palladium, the dominant PGE present. Based on the metal ratios within the various mineralised units, a cut-off grade of 0.75g/t Pd is equivalent to a 1.0g/t cut-off with respect to 2PGE+Au. Material beneath the 100RL surface has been reported at a cut-off grade of 2.0g/t 2PGE+Au. This cut-offgrade is equivalent to a palladium cut-off grade of 1.5g/t. In order to determine

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland the other metal values present within the deposit, relative to the palladium values above cut-off, SRK applied the linear correlation equations between each metal and palladium within the point sample data set.

The SK horizon and the footwall horizon resource estimates have been combined with the Siika-Kama and the Nutturalampi figures and are summarized in Table 15.2.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

16                                  References

BMGS, 2004. A report on the geological process at the Konttijärvi and Ahmavaara trial open pits, Suhanko Project, Finland. Unpublished report to Gold Fields Arctic Platinum Oy by BM Geological Services, 49pp.

Hackman, V. 1914. Rovaniemi-Tornea-Overtornea. The General Geological Map of Finalnd 1:400,000, Explanation to the Map of Rocks, Sheets C6-B5-B6, Geological Survey of Finland. 86p. (In Swedish).

Knight Piésold, February 2002a, Arctic Platinum Partnership, Suhanko Project, Geotechnical Investigation for the Konttijärvi Open Pit, Reference 944/6.

Knight Piésold, February 2002b, Arctic Platinum Partnership, Suhanko Project, Geotechnical Investigation for the Ahmavaara Open Pit, Reference 944/7.

Knight Piésold, September 2002c, Arctic Platinum Partnership, Suhanko Project, Geotechnical Investigation for the Konttijärvi Open Pit, Addendum Konttijärvi North Open Pit, Reference 944/14.

Lycopodium, February 2002. Arctic Platinum Partnership, Suhanko Interim report.

Smee and Associates Consulting Limited, February 2003. Best Practices in Mineral Exploration and results of an audit at GTK Laboratories, Rovaniemi, Finland. Unpublished report for APP, 41pp.

Snowden Mining Industry Consultants, June 2001a. Ahmavaara Resource Update (unpublished).

Snowden Mining Industry Consultants, June 2001b. Konttijärvi Resource Update (unpublished).

Snowden Mining Industry Consultants, September 2002. Analysis of QAQC data from the Suhanko and Narkaus projects, Arctic Platinum Partnership.  Unpublished report number 4155, 232pp.

Snowden Mining Industry Consultants, August 2004 (2004a). Konttijärvi PGE deposit resource estimate. Unpublished report number 4729.

Snowden Mining Industry Consultants, August 2004 (2004b). Ahmavaara PGE deposit resource estimate. Unpublished report number 4729.

Snowden Mining Industry Consultants, September 2004 (2004c). Ahmavaara and Konttijärvi analysis of assay quality control data. Unpublished report number 4729, 280pp.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

17                                  Signatures and Certificates

17.1                        Ian Glacken

87 Colin Street West Perth WA 6005
PO Box 77 West Perth WA 6872
Telephone (+61 8) 9481 6690
Facsimile (+61 8) 9322 2576
E-mail: snowden@snowden.com.au
www.snowdengroup.com
Perth, Brisbane, Vancouver, Johannesburg

CERTIFICATE of AUTHOR

I, Ian Glacken, FAusIMM(CP), CEng, do hereby certify that:

1.                                       I am Group Manager – Resources of:

Snowden Mining Industry Consultants, 87 Colin Street, West Perth, WA 6005.

2.                                       I graduated with the following degrees:

•                  BSc (Hons) in Geology – University of Durham, UK, 1979

•                  MSc (Mineral Exploration) – Royal School of Mines, UK, 1981

•                  MSc (Geostatistics) – Stanford University, USA, 1996

In addition, I have obtained the qualification of DIC from the University of London (1981) and Grad.Dip from Deakin University, Australia (1996).

3.                                       I hold the following professional qualifications:

•                  Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM)

•                  Chartered Professional Geologist in Australia (CPGeo)

•                  Member of the Australian Institute of Geoscientists (MAIG)

•                  Member of the Institute of Metals, Mining, and Materials, United Kingdom (MIMMM)

•                  Chartered Engineer, Engineering Council, United Kingdom (CEng)

•                  Member of the Geostatistical Association of Australasia (MGAA)

4.                                       I have worked as a geologist for a total of 23 years since my graduation from university.

5.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, that I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I am responsible for the compilation of the technical report titled ‘The Konttijärvi, Ahmavaara, and SK deposits, Finland’, and dated

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

October 2004 (the “Technical Report”) relating to the Konttijärvi and Ahmavaara properties. I visited the Konttijärvi and Ahmavaara properties in September 2004 for 6 days, during which time I carried out site visits to both properties, reviewed the geological models, data collection, sample preparation and quality control procedures.

7.                                       I have had prior involvement with the properties that are the subject of the Technical Report. The nature of my prior involvement is the review of previous work carried out by Snowden Mining Industry Consultants relating to previous resource estimates and QA-QC data analysis.

8.                                       I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.                                       I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.                                 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st Day of October, 2004.

/s/ Ian M Glacken
Ian M Glacken

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

17.2                        Paul Blackney

87 Colin Street West Perth WA 6005
PO Box 77 West Perth WA 6872
Telephone (+61 8) 9481 6690
Facsimile (+61 8) 9322 2576
E-mail: snowden@snowden.com.au
www.snowdengroup.com
Perth, Brisbane, Vancouver, Johannesburg

CERTIFICATE of AUTHOR

I, Paul Blackney, BSc (Hons), MAusIMM, MAIG, do hereby certify that:

1.                                       I am a Principal Resource Geologist of:

Snowden Mining Industry Consultants, 87 Colin Street, West Perth, WA 6005.

2.                                       I graduated with the following degree:

•                  BSc (Hons) in Geology – University of Tasmania, 1982

3.                                       I hold the following professional qualifications:

•                  Member of the Australasian Institute of Mining and Metallurgy (MAusIMM)

•                  Member of the Australian Institute of Geoscientists (MAIG)

•                  Member of the Geostatistical Association of Australasia (MGAA)

4.                                       I have worked as a geologist for a total of 21 years since my graduation from university.

5.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, that I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I am responsible for the estimation of the Mineral Resources at the Konttijärvi and Ahmavaara properties, in which process I acted as Project Manager. I visited the Konttijärvi properties in December 2002 for 14 days. I also acted as reviewer for the estimation of Mineral Resources at the Nutturalampi and Siika Kama properties.

7.                                       I have had prior involvement with the properties that are the subject of the Technical Report. The nature of my prior involvement is the generation of previous resource estimates carried out by Snowden Mining Industry Consultants (in which capacity I was the Project Manager). In addition I have reviewed resource estimates carried out on the SK horizons and QA-QC data analysis reports.

8.                                       I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

9.                                       I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.                                 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st Day of October, 2004.

/s/ Paul C J Blackney
Paul C J Blackney

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

17.3                        Elizabeth Haren

87 Colin Street West Perth WA 6005
PO Box 77 West Perth WA 6872
Telephone (+61 8) 9481 6690
Facsimile (+61 8) 9322 2576
E-mail: snowden@snowden.com.au
www.snowdengroup.com
Perth, Brisbane, Vancouver, Johannesburg

CERTIFICATE of AUTHOR

I, Elizabeth Haren, MAusIMM(CP), do hereby certify that:

1.                                       I am a Consultant Resource Geologist at:
Snowden Mining Industry Consultants, 87 Colin Street, West Perth, WA 6005.

2.                                       I graduated with a Bachelor of Science in Geology/Geography from the University of Newcastle, Australia, 1995.

3.                                       I am a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and a Chartered Professional Geologist in Australia (CPGeo).

4.                                       I have worked as a geologist for a total of 9 years since my graduation from university.

5.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, that I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I am responsible for the 2004 resource estimate at the Ahmavaara property and for the analysis of QA-QC data as reported in September 2004.

7.                                       I have had prior involvement with the properties that are the subject of the Technical Report. The nature of my prior involvement concerns resource estimate work carried out by Snowden Mining Industry Consultants and QA-QC data analysis.

8.                                       I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.                                       I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.                                 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st Day of October, 2004.

/s/ Elizabeth Haren
Elizabeth Haren MAusIMM (CP)

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

17.4                        Shaun Hackett

87 Colin Street West Perth WA 6005
PO Box 77 West Perth WA 6872
Telephone (+61 8) 9481 6690
Facsimile (+61 8) 9322 2576
E-mail: snowden@snowden.com.au
www.snowdengroup.com
Perth, Brisbane, Vancouver, Johannesburg

CERTIFICATE of AUTHOR

I, Shaun Hackett, MAusIMM, do hereby certify that:

1.                                       I am a Consultant Resource Geologist of:
Snowden Mining Industry Consultants, 87 Colin Street, West Perth, WA 6005.

2.                                       I graduated with the degree of BScApp in Geology – University of Ballarat, Australia, 1990.

3.                                       I hold the following professional qualifications:

•                  Member of the Australasian Institute of Mining and Metallurgy (MAusIMM)

•                  Member of the Australian Institute of Geoscientists (MAIG)

4.                                       I have worked as a geologist for a total of 14 years since my graduation from university.

5.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, that I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I am responsible for the Konttijärvi, Siika Kama, and Nutturalampi resource estimates detailed in the technical report titled ‘The Konttijärvi, Ahmavaara and SK deposits, Finland’, and dated October 2004 (the “Technical Report”) relating to the Konttijärvi and Ahmavaara properties. I visited the Konttijärvi property in December 2001 for 14 days and in November 2002 for 18 days, during which time I reviewed drill core, sample preparation and quality control procedures, and advised on geological interpretation.  A site visit was conducted to the Konttijärvi deposit.

7.                                       I have had prior involvement with the properties that are the subject of the Technical Report. The nature of my prior involvement is the preparation of previous resource estimates for the Ahmavaara, Konttijärvi, Siika Kama South, Nutturalampi and Kuohunki projects.

8.                                       I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

9.                                       I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.                                 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st Day of October, 2004.

/s/ Shaun Hackett
Shaun Hackett MAusIMM, MAIG

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

17.5                        Alex Trueman

87 Colin Street West Perth WA 6005
PO Box 77 West Perth WA 6872
Telephone (+61 8) 9481 6690
Facsimile (+61 8) 9322 2576
E-mail: snowden@snowden.com.au
www.snowdengroup.com
Perth, Brisbane, Vancouver, Johannesburg

CERTIFICATE of AUTHOR

I, Alex Trueman, MAusIMM, do hereby certify that:

1.                                       I am a Consultant Resource Geologist of:
Snowden Mining Industry Consultants, 87 Colin Street, West Perth, WA 6005.

2.                                       I graduated with the following degrees:

•                  BSc (Hons) in Geology – University of Queensland, Australia, 1992

•                  BAppSc in Geology – Queensland University of Technology, Australia, 1991

3.                                       I hold the following professional qualifications:

•                  Member of the Australasian Institute of Mining and Metallurgy (MAusIMM)

4.                                       I have worked as a geologist for a total of 12 years since my graduation from university.

5.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, that I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I am responsible for parts of the geological modelling and the geostatistical analysis of the Ahmavaara and Konttijärvi resources.  Specifically, I am responsible for the preparation of the Ahmavaara geological modelling and variography, and the Konttijärvi statistical analysis and variography. This work is presented in the ‘Mineral Resource Estimate’ section of the technical report titled ‘The Konttijärvi, Ahmavaara, and SK deposits, Finland’, and dated October 2004 (the “Technical Report”) relating to the Konttijärvi and Ahmavaara properties. I visited the Konttijärvi and Ahmavaara properties in February 2004 for 20 days and in May 2004 for 25 days, during which time I assisted with geological interpretation and digital modelling of both deposits and with development of tools for validation of drillhole sample data.

7.                                       I have had prior involvement with the properties that are the subject of the Technical Report. The nature of my prior involvement was

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland compilation of a geological model for a portion of the Konttijärvi deposit. This involved a site visit for 10 days in October 2003.

8.                                       I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.                                       I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.                                 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st Day of October, 2004.

/s/ Alex Trueman
Alex Trueman

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

17.6                        Michael Harley

SRK House 265 Oxford Road, Illovo 2196 Johannesburg PO Box 55291 Northlands 2116 South Africa e-Mail: johannesburg@srk.co.za URL: http://www.srk.co.za Tel: +27 (11) 441 1111 Fax: +27 (11) 880 8086

CERTIFICATE of AUTHOR

I, Michael Harley, Pr.Sci.Nat. do hereby certify that: I am Principal Geologist of:

SRK Consulting, 265 Oxford Road, Illovo, Johannesburg 2196, South Africa.

2. I graduated with the following degrees and diplomas:

•                  BSc(Honours) in Geology from the University of the Witwatersrand (1988);

•                  PhD(Geology) from the University of the Witwatersrand (1993);

•                  Cycle Formation Specialisee en Geostatistiqe (CFSG) Fontainbleau (1997);

3. I am a member the following professional bodies:

•                  Member of South African Institute of Mining and Metallurgy (MSAIMM);

•                  Member of Australasian Institute of Mining and Metallurgy (MAusIMM);

•                  South African Council of Natural Scientific Professionals (SACNASP);

•                  Member of Geostatistical Association of South Africa (GASA);

4. I have worked as a geologist for a total of fifteen years since my graduation from university.

5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience. I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6. I am responsible for the preparation of the geostatistical Mineral Resource estimates of the Kuohunki Property in Northern Finland.  These results have been presented as SRK Report 335638 ‘Geostatistical Estimates of the SK and Allied Orebodies at Kuohunki, Finland’ dated 23 July 2004.  This report has been referenced within the Technical Report.  I visited the Rovaniemi Offices, of the Arctic Platinum Oy property in April 2004 for eight days, and reviewed the drill logs, geological models, cross-sectional and plan data from the drill campaigns and drill cores from the greater Narkaus intrusion, within which the Kuohunki Property is situated.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with the instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 2nd Day of November, 2004.

/s/ Michael Harley
Michael Harley

17.7                        Justin Osborne

CERTIFICATE of AUTHOR

I, Justin Paul Osborne, MAusIMM, do hereby certify that:

1.                                       I am Manager – Resources Development for Gold Fields International Services Ltd, previously Project Manager – Geology (January 2003 to September 2004) for Gold Fields Arctic Platinum Oy of:
Kairatie 56, Rovaniemi, FIN 96101, Finland.

2.                                       I graduated with the following degree:

•                  BSc (Hons) in Geology – La Trobe University, Australia, 1988

3.                                       I hold the following professional qualifications:

•                  Member of the Australasian Institute of Mining and Metallurgy (MAusIMM)

4.                                       I have worked as a geologist for a total of 16 years since my graduation from university.

5.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, that I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I have been responsible for the management of exploration, geological and resource estimation activities at Arctic Platinum since January 2003. This includes all relevant and recent geological

Gold Fields and IAMGold: Technical Report The Konttijarvi, Ahmavaara, and SK deposits, Finland activities referred to in the document ‘The Konttijärvi, Ahmavaara and SK deposits, Finland’, and dated October 2004 (the “Technical Report”) relating to the Konttijärvi and Ahmavaara properties.  Specifically, I am responsible for parts of the preparation of the Ahmavaara, Konttijärvi, Siika Kama and Kuohunki geological models, management and design of all exploration activities including drilling and trial mining programs, design of the current QAQC and sampling protocols, management of the implementation of the current geological database, and training of geological staff in geology and resource modelling activities. I have worked continuously on site from January 14 2003 to September 25 2004, at which time I transferred to Gold Fields International Services, based in Oxford, UK.

7.                                       I have had prior involvement with the properties that are the subject of the Technical Report. The nature of my prior involvement was construction of the geological models for Ahmavaara, Konttijärvi and Siika Kama in 2003.

8.                                       I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.                                       As an employee of Gold Fields since November 2001 I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.                                 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st Day of October, 2004.

/s/ Justin Osborne
Justin Osborne MAusIMM